The Laclede Group

2003 Annual Report

> The Laclede Group

The Laclede Group, Inc. is an exempt public utility holding company committed to providing reliable natural gas service through its regulated core utility operations while developing a presence in non-regulated activities that provide opportunities for sustainable growth. Its primary subsidiary—Laclede Gas Company—is the largest natural gas distribution utility in Missouri, serving more than 630,000 residential, commercial, and industrial customers in St. Louis and surrounding counties of eastern Missouri. Its primary non-regulated activities include SM&P Utility Resources, Inc., a major underground facilities locating and marking service business, headquartered in Carmel, Indiana, and Laclede Energy Resources, Inc., a natural gas marketer located in St. Louis, Missouri.

> NYSE Symbol: LG

Common Stock

- **19,082,402 shares outstanding as of 9/30/03**
- **Cash dividends paid since 1946**
- **Dividends currently $1.34 per share annually**
- **Dividends typically payable first business day of January, April, July and October**
- **Included in Standard & Poor's SmallCap 600 Index**

Fiscal Year End

September 30

Analysts

A.G. Edwards & Sons
Daniel M. Fidell
Berenson and Company
Edward J. Tirello, Jr.
Edward Jones
Paul Franzen
Royalist Research
Donato Eassey
Stifel, Nicolaus & Company, Inc.
Selman Akyol

Corporate History

- **Founded in 1857 as the Laclede Gas Light Company**
- **Became Laclede Gas Company in 1950**
- **The Laclede Group became parent company in 2001**

> Highlights

	2003	2002
Earnings and Dividends		
Net Income Applicable to Common Stock	$ 34,585,000	$ 22,316,000
Basic Earnings Per Share of Common Stock	$1.82	$1.18
Diluted Earnings Per Share of Common Stock	$1.82	$1.18
Dividends Per Share of Common Stock	$1.34	$1.34
Operating Revenues		
Regulated Gas Distribution	$ 774,772,000	$ 592,097,000
Non-Regulated Services	100,168,000	94,116,000
Non-Regulated Gas Marketing	163,861,000	64,798,000
Non-Regulated Other	11,529,000	4,228,000
Total Operating Revenues	$ 1,050,330,000	$ 755,239,000
Utility Sales and Customers		
Therms Sold and Transported	1,126,338,000	1,060,454,000
Customers, End of Period	631,000	629,000
Shareholders		
Common Shareholders, End of Period	7,099	7,458
Employees, End of Period		
Laclede Gas Company	1,944	1,948
SM&P Utility Resources, Inc.	1,174	2,005

> Contents

To Our Shareholders and Employees **Page 2**
Fiscal 2003 in Review **Page 10**
Financial Review **Page 20**
Directors and Officers **Page 24**
Form 10-K
Shareholder Information **Inside Back Cover**

> To Our Shareholders and Employees



> ***Douglas H. Yaeger***
> CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER

We are moving your Company along a continuum, making a good Company better and striving to make it the best it can be. I am pleased to report that we made significant progress in fiscal 2003.

Progress in our efforts to stabilize and improve the core utility business.

Progress in extending the use of our natural gas-related strengths into non-regulated activities.

Progress in terms of improved earnings.

In short, we had a solid year that will help us continue to better serve our shareholders, our customers, and our community.

As the economy strengthens and recalibrates, one frequently hears the phrase "getting back to the basics" particularly as it relates to the utility industry. At The Laclede Group, we never left the basics, choosing instead to concentrate on improving and building upon them. As we defined our strategic direction more than three years ago, it centered on our fundamental strengths—"the basics"—to stabilize and improve our core gas distribution business while adding a growth component compatible with those strengths.

Our earnings in fiscal year 2003—$1.82 per share compared with $1.18 per share a year ago—reflect improvements in our natural gas distribution business, which includes our off-system and capacity release programs, as well as the continuing effort to expand our revenue stream beyond the boundaries of our traditional distribution area. In that regard, Laclede Energy Resources (LER), our non-regulated, gas marketing entity, has grown to the point where we now are reporting its results as a separate business segment. I would point out the new LER logo shown inside this report.

The majority of The Laclede Group's earnings came from Laclede Gas, the largest natural gas distribution utility in Missouri, as temperatures in fiscal 2003, although near normal, were 21% colder than in fiscal 2002. Further, the Laclede Gas off-system sales and capacity release programs had an extraordinarily successful year.

For the first time, Laclede Gas operated under a rate structure specifically designed to minimize the

> "As we defined our strategic direction more than three years ago, it centered on our fundamental strengths — "the basics" — to stabilize and improve our core gas distribution business while adding a growth component compatible with those strengths."

The Laclede Group

Making a Good Company Better

The Laclede Group, which became operational October 1, 2001, provides our enterprise with a more flexible platform on which to operate and grow our lines of business. As a holding company, it is the parent organization of our regulated core utility component—Laclede Gas Company—and of a non-regulated component we are developing to achieve sustainable growth in a measured and manageable manner. Our largest non-regulated activities are encompassed in two wholly owned subsidiaries, Laclede Energy Resources, a gas marketing and management service, and SM&P Utility Resources, one of the nation's major underground facilities locating and marking service businesses.


The Laclede Group, Inc.
Laclede Gas Company
Laclede Pipeline Company
Laclede Investment LLC
Laclede Development Company
SM&P Utility Resources, Inc.
Laclede Energy Resources, Inc.
Laclede Venture Corp.
Laclede Gas Family Services, Inc.

impact of weather volatility on its revenue flow during the heating season. Implemented as part of the November 2002 general rate case, this innovative rate design remains crucial to lessening the impact of weather on Laclede Gas customers during colder than normal winters while stabilizing the utility's core earnings flow for the future. While these benefits were minimized in fiscal 2003 as a result of experiencing a near-normal winter, this rate design will better ensure the ability of Laclede Gas to recover the cost of the long-term investments in its distribution infrastructure necessary to provide customers with safe, reliable natural gas service.

We expanded our efforts to moderate the impact of higher natural gas prices on our utility customers in what has become an increasingly complex supply market, while remaining consistent with our mission to provide safe, reliable natural gas service. Our risk management program utilizes a variety of financial instruments as a "hedge" against price volatility in the unregulated wholesale gas market. These financial instruments provide price protection for approximately 70% of our normal annual natural gas purchases.

Results were mixed in our two primary non-regulated business segments. First, Laclede Energy Resources, our non-regulated gas marketing entity, showed good growth and improved results this year. However, results from our non-regulated services segment, provided through SM&P Utility Resources, one of the nation's major underground facilities locating and marking service businesses, were down significantly due to a reduction in business from two major customers who, in an effort to address work force management issues, took a majority of their facility locating and marking needs in-house. In response, we aggressively managed this setback and emerged with an improved plan for renewed growth. The necessary adjustments in the required levels of personnel, facilities and equipment were made, and SM&P began measured expansion into new markets, regaining business, adding new customers and services, and better positioning itself for long-term growth.

We continue to challenge our employees to improve individual and corporate performance. With an ongoing emphasis on our business planning process, we provide greater empowerment and accountability at all levels of management. It is through this effort that we are able to tap the expertise of our managers and implement

"We expanded our efforts to moderate the impact of higher natural gas prices on our utility customers in what has become an increasingly complex supply market, while remaining consistent with our mission to provide safe, reliable natural gas service."

Laclede Gas

Providing Safe, Reliable Natural Gas Energy

Laclede Gas Company is the largest natural gas distribution utility in Missouri, serving more than 630,000 residential, commercial and industrial customers in St. Louis and surrounding counties of eastern Missouri. Formed in 1857, Laclede Gas has provided the energy to light city streets, cook our customers' meals, heat their homes and water, and even fuel some of the cars and buses in which they now ride. As an adjunct to our distribution service, we also operate underground natural gas storage fields to supplement our pipeline supplies.

> *Service Area*



N
ILLINOIS
MISSOURI
Counties
St. Charles
St. Louis
St. Louis City
Franklin
Jefferson
Ste. Genevieve
St. Francois
Iron
Madison
Butler

Upstream Pipeline Transportation Network



Unionville Storage
Mississippi River Transmission Corporation
Missouri Pipeline Company
Panhandle Eastern Pipe Line
Natural Gas Pipeline Company of America
CenterPoint Energy Gas Transmission Company
Trunkline Gas Company
Southern Star Central Gas Pipeline
Gulf South Pipeline Company
GAS SUPPLY REGIONS

changes for better customer service and improved financial results.

We also assumed a more active role at the state and local levels in developing a more effective environment in which we, as a business and as a utility, will be operating. Laclede Gas is a charter member in the Missouri Energy Development Association (MEDA), a group that seeks to educate policy-makers on measures that will better enable investor-owned utilities to provide the critical infrastructure and services necessary for Missouri businesses to continue operating and for their customers to continue receiving the level of service they deserve. MEDA was instrumental in promoting legislation, which was enacted into law this past year, designed to allow gas utilities, such as Laclede Gas, to adjust rates due to safety-related and public improvement projects on a more timely basis. Previously, Missouri's gas utilities did not have the ability to recover these mandated costs until a rate case was filed and put into effect.

We continue to take very seriously the need to earn the trust you have placed in us to manage your Company. Corporate governance is a critical component of that trust, and inside this Annual Report, we have detailed our policies in that regard.

Further, we continue to address the requirements of the Sarbanes-Oxley Act of 2002. Section 404 of the Act requires that, beginning next year, reports filed with the Securities and Exchange Commission include an assessment of the adequacy of the internal controls over our financial reporting. Compliance with the rules requires management to formally document and test internal controls, assess their effectiveness, and provide our documentation and findings to the external auditors for independent testing and attestation as to the adequacy of those controls.

We have chosen to use this effort as an opportunity to review our existing controls and procedures and to make improvements to move toward becoming the best we can be. To that end, with the assistance of an experienced outside consultant, we have formed a team to guide our implementation of Section 404 requirements, completed the necessary training of employees who are responsible for internal controls that relate to financial processes, and are implementing a system for monitoring and compliance.

Last year, we reported on our proposal to address the needs of our low-income customers who often are burdened by large past-due balances. Our "Catch-

"We continue to take very seriously the need to earn the trust you have placed in us to manage your Company. Corporate governance is a critical component of that trust."

Laclede ENERGY RESOURCES

Buying Gas For Non-Utility Customers

Laclede Energy Resources, a wholly owned subsidiary of The Laclede Group, provides both on-system transportation customers and customers outside of Laclede's traditional service area with another choice of unregulated natural gas suppliers. We continue efforts to grow Laclede Energy Resources' sales to industrial and commercial businesses, natural gas utilities and other wholesale customers. Laclede Energy Resources offers its customers a variety of flexible pricing alternatives. It also provides various energy management services.



Pipeline Transportation Services
Natural Gas Suppliers
RESEARCH
NEGOTIATE
Laclede Energy Resources
MANAGE
MARKET
Industrial Businesses
Commercial Businesses
Other Gas Marketers

> To Our Shareholders and Employees *(continued)*

Up/Keep-Up" Program addressed the issue in a unique and, in our opinion, effective manner. However, the Missouri Public Service Commission, by a 3 to 2 vote, rejected our proposal, even after we had made significant modifications to the program. We still hope that a creative solution to this issue, built upon the fundamental principles of "Catch-Up/Keep-Up," can be found as we continue to work with regulators on issues that impact our customers.

I am pleased to report that investor confidence in our performance has been reflected in our stock price, which has strengthened over the year. Moreover, we paid cash dividends during 2003 for the 58th consecutive year. With the federal government's elimination of a majority of the double taxation on dividends and our consistent dividend payout, we believe shareholder value has been enhanced.

I would be remiss if I did not recognize the many significant contributions to our Company and our community made by Mr. John Moten, Jr., who retired April 1, 2003, from the position of Senior Vice President–Operations and Marketing of Laclede Gas after more than 40 years of service. His broad knowledge and experience served us well in representing Laclede on multiple corporate, operational and community-related issues before state and federal authorities. I will miss John Moten's wisdom and counsel, as will many of our middle managers whom John mentored.

On a final note, Mr. Paul B. Hunker, Jr. retired December 1, 2003. Mr. Hunker, who joined Laclede Gas in 1981, had been Assistant Vice President–Associate General Counsel since January 1997. Paul provided leadership in our claims and safety-related efforts, and his contributions will continue.

On behalf of the Board of Directors,

Douglas H. Yaeger
Chairman of the Board, President
and Chief Executive Officer
December 2003

"With the federal government's elimination of a majority of the double taxation on dividends and our consistent dividend payout, we believe shareholder value has been enhanced."

SM&P UTILITY RESOURCES, INC.
Our mark is our word. Period.

Locating and Marking Underground Facilities

SM&P Utility Resources, one of the nation's major underground facilities locating and marking service businesses, became a wholly owned, non-regulated subsidiary of The Laclede Group on January 28, 2002. The revenues that flow from SM&P, which is headquartered in Carmel, Indiana, not only diversify The Laclede Group's revenues, but are counter-seasonal to those of our core natural gas utility. SM&P is the right fit and scope to create a growth component for The Laclede Group, having a complementary geographic footprint and representing an industry with which we are familiar.

> Underground Facility Locating Codes

RED	ELECTRIC POWER LINES, CABLES, CONDUIT AND LIGHTING CABLES
YELLOW	GAS, OIL, STEAM, PETROLEUM OR GASEOUS MATERIALS
ORANGE	COMMUNICATIONS, ALARM OR SIGNAL LINES, CABLES OR CONDUIT INCLUDING CABLE TV
BLUE	WATER, IRRIGATION OR SLURRY LINES
GREEN	STORM DRAIN LINES/SEWER
PINK	SURVEY MARKINGS
WHITE	PROPOSED EXCAVATION
PURPLE	RECLAIMED WATER



SM&P Footprint

Fiscal 2003 In Review

Financial Results

Fiscal 2003 earnings were $1.82 per share; a significant improvement over the $1.18 per share earned in fiscal 2002.

The majority of The Laclede Group's earnings come from the sale of natural gas by its core regulated subsidiary, Laclede Gas Company, the largest natural gas distribution utility in Missouri. During fiscal 2003, natural gas sales returned to near-normal levels as the heating season was just 1% colder than normal. By contrast, however, fiscal 2003 temperatures were 21% colder than in fiscal 2002 when gas sales declined during the fifth warmest heating season on record.

As part of a rate case settlement, effective November 9, 2002, the utility initiated an innovative weather mitigation rate design that lessens the impact of weather volatility on Laclede Gas customers during cold winters and will help stabilize the utility's revenue flow for the future.

Also contributing to improved utility earnings this fiscal year were the impacts of rate changes offsetting the higher costs of operating and maintaining its distribution system, benefits stemming from the utility's management of its annual gas supply costs, and increased revenues from capacity release and off-system sales.

Laclede Energy Resources, Inc., The Laclede Group's non-utility gas marketing subsidiary, also produced improved results due to increased sales this year compared with last year.

The Laclede Group's non-regulated services operating segment reported decreased results this year due to two primary factors. First, two large customers announced plans to take their facilities locating and marking work in-house rather than have it performed by SM&P Utility Resources, our non-utility subsidiary that specializes in such work. SM&P has successfully managed to retain a portion of that work and has made the necessary adjustments in the required levels of personnel, facilities and equipment. Second, SM&P's results were negatively impacted by one-time start-up costs as it continued measured expansion into new markets and adding new customers. We have passed the expansion phase and are now established in these markets.

In fiscal 2003, therms sold and transported to on-system utility customers were 1,034.6 million, an increase of 113.4 million therms from last year. Off-system sales were 91.7 million therms, a decrease of 47.6 million therms from last year. Overall, Laclede Gas delivered 1,126.3 million therms of natural gas in fiscal 2003 compared with 1,060.5 million therms in fiscal 2002.

For a detailed discussion of our financial performance, see Management's Discussion and Analysis and financial statements in the 10-K, which is published in the back of this Annual Report.

Dividends

The Laclede Group and its predecessor, Laclede Gas Company, have paid cash dividends on a continuous basis since 1946.

On November 20, 2003, the Board of Directors of The Laclede Group, Inc. approved a quarterly dividend of $.33½ per share on common stock payable January 2, 2004, to shareholders of record on

December 11, 2003. This quarterly rate, if continued for a full year, would result in a total annual dividend of $1.34.

The Laclede Group also provides a dividend reinvestment plan for its common shareholders, many of who have increased their investment in the Company by taking advantage of this opportunity. The inside back cover of this Annual Report provides more information about this plan.

Corporate Governance

The Laclede Group recognizes that the long-term success of the Group depends upon various factors, including the maintenance of an ethical business environment that focuses not only on adherence to the letter and the spirit of regulatory and legal mandates, but also imposes consistently high standards for the business conduct of the Group and its directors, officers, employees and representatives. That is why The Laclede Group companies have long shared, and conducted their affairs in accordance with, values that are rooted in compliance with applicable law and the highest ethical standards of honesty, integrity, transparency, and fairness.

Board Independence: Our Board of Directors is composed of nine directors, seven of whom are independent, as defined by New York Stock Exchange standards, and have no material relationship with The Laclede Group. The Company will continue to have a majority of its Board of Directors remain independent. Our non-employee directors meet quarterly in executive session. These private sessions are presided over by the chair of the Corporate Governance Committee. The Board has adopted corporate governance guidelines, which are posted on our website at www.thelacledegroup.com.

Committee Independence: The Audit, Compensation and Corporate Governance committees are each comprised solely of independent directors. Each of these committees has a charter that it periodically reviews, as legislative and regulatory developments and business circumstances warrant, to reflect evolving best practices. Further, the Chair of the Board's Audit Committee qualifies as an "audit committee financial expert" under the Securities and Exchange Commission's regulations and as having financial expertise as defined under the New York Stock Exchange requirements. All of the Audit Committee members are "financially literate" as required by the New York Stock Exchange.

Disclosures: We have established a Disclosure Committee comprised of executives and senior managers who are actively involved in the disclosure process. The Disclosure Committee meets with the Chief Executive Officer and Chief Financial Officer to review each periodic report, including at fiscal year

Market and Book Value Per Share
AT SEPTEMBER 30


$0
$5
$10
$15
$20
$25
$30
'03
27.01
15.67
'02
23.30
15.10
'01
24.00
15.26
'00
21.63
14.99
'99
22.75
14.96
MARKET VALUE PER SHARE
BOOK VALUE PER SHARE

Therms Sold and Transported
IN MILLIONS


0
200
400
600
800
1,000
1,200
'03
577
261
196
92
'02
502
245
174
139
'01
608
284
182
45
'00
495
233
188
119
'99
531
251
188
56
RESIDENTIAL
TRANSPORTATION
COMMERCIAL & INDUSTRIAL (INCLUDES INTERRUPTIBLE)
OFF-SYSTEM

end, as well as to review and discuss ongoing operations on a monthly basis. The Laclede Group also has a Policy of Financial and Public Reporting that outlines the disclosure and certification process relative to various matters.

Code of Conduct: In 1995, we adopted a Code of Business Conduct, which is periodically reviewed and amended as warranted to reflect evolving best practices. The Code applies to all employees and directors. The Audit Committee has formulated, adopted and is putting into place procedures to receive, retain and treat complaints received by the Company regarding accounting, internal controls or audit matters and to allow for the confidential, anonymous submission by our employees of concerns regarding accounting or auditing matters. The Group also has a Financial Code of Ethics specifically applicable to the Chief Executive Officer, Chief Financial Officer, Vice President–Finance, Controller, and principal accounting officer(s) serving in a finance, accounting, treasury or tax role. Both codes are available on our website.

Conflict of Interest Policy: In 1976, we adopted a conflict of interest policy that applies to all employees and directors. It, too, is periodically reviewed as legislative and regulatory developments and business circumstances warrant to reflect evolving best practices. We require annual disclosures regarding any conflicts of interest from all of our directors and key employees.

Policy Regarding Purchases and Sales of Securities and Prevention of Selective Disclosure: In 1990, we adopted a policy regarding the purchase and sale of securities designed to prevent insider trading. Like the other policies, it is reviewed and updated from time to time as warranted. The policy applies to all employees and directors and, like the conflict of interest policy, requires annual certifications of compliance from all of our directors and key employees.

Regulatory Matters

On April 3, 2003, the Cole County Circuit Court affirmed the Missouri Public Service Commission's September 2001 ruling to terminate a Gas Supply Incentive Plan that had operated for five years. Although this Incentive Plan had been a mutually beneficial arrangement between Laclede Gas and its customers, we determined not to seek further judicial review.

However, in the settlement of the most recent Laclede Gas rate case, which went into effect in November 2002, the Commission approved a different program, one in which Laclede Gas could achieve,

Dividends and Earnings Per Share
BY FISCAL YEAR


$ 0
$ 0.50
$1.00
$1.50
$2.00
'03
1.34
1.82
'02
1.34
1.18
'01
1.34
1.61
'00
1.34
1.37
'99
1.34
1.43

DIVIDENDS PER SHARE
EARNINGS PER SHARE

Dividends Per Share
BY FISCAL YEAR
CONTINUOUS SINCE 1946


$1.50
$1.25
$1.00
$ .75
$ .50
$ .25
$ .00
'84
'89
'94
'99
'03

under specific conditions, income related to the management of its gas supply commodity costs. Due largely to our gas supply risk management activities, we realized approximately $35 million in savings under this program during fiscal 2003, of which approximately $3.5 million was retained by the Company with the remaining $31.5 million being used to lower customer bills.

On April 29, 2003, the Commission decided by a 3 to 2 vote to disallow our retention of approximately $4.9 million in pre-tax gains achieved by Laclede Gas in its incentive-based Price Stabilization Program, and directed us to flow through that amount to customers. On June 19, 2003, Laclede Gas appealed the Commission's decision to the Cole County Circuit Court. On October 10, 2003 the Court granted the Company's request for a stay of the Commission's April 29th order, and on November 5, 2003, the Court vacated the Commission's order on the grounds that its decision was unlawful and not supported by competent and substantial evidence on the record.

In July 2002, Laclede Gas filed a proposed "Catch-Up/Keep-Up" Program with the Commission that would have permitted the Company to use a portion of the savings from its negotiated pipeline discounts to provide a significant level of funding to assist qualified customers who have fallen behind in their payments to manage their energy bills in a manner that, over time, would eliminate past-due balances. On January 16, 2003, the Commission, by a 3 to 2 vote, issued an order rejecting the proposed plan.

On July 10, 2003, the governor signed a bill into Missouri law that, among other things, allows natural gas utilities to adjust their rates up to twice a year to recover the depreciation, property taxes, and rate of return on facility-related expenditures that are made to comply with state and federal safety requirements or to relocate facilities in connection with public improvement projects. Laclede Gas played an active role in the passage of this legislation. The Commission rules to implement such legislation are not yet in place, but this legislation is extremely important because, prior to its enactment, Missouri utilities were unable to recover such costs until a subsequent rate case. Now, the timing of the recovery of these costs will be more closely linked with their expenditure.

Utility Gas Supply

During the past year, our utility's gas supply portfolio has undergone a complete transformation. Few of the large mid-market supply aggregators that had, until recently, played a significant supply role nationally and in the portfolio of Laclede Gas still exist, or they exist in a much smaller role. Laclede Gas replaced them with large equity owners of natural gas and smaller natural gas suppliers that, until recently, had used the large supply aggregators as intermediaries. Although there remain fewer options today, Laclede Gas anticipates that most, if not all, of the supplier relationships newly established or expanded during the previous winter season will continue for years to come. In addition, our firm transportation access to a diverse number of strategic locations will continue to facilitate the process of structuring our gas supply portfolio.

> Customer-focused approach

Fiscal 2003 In Review

Laclede Gas Company's fundamental gas supply strategy remains unchanged, to meet the two-fold objective of: 1) ensuring that the gas supplies we acquire are dependable and will be delivered when needed and, 2) insofar as is compatible with that dependability, purchasing gas that is economically priced. In structuring our utility's natural gas supply portfolio, we continue to focus on natural gas assets that are strategically positioned to meet the gas company's primary objectives. We utilize both Mid-Continent and Gulf Coast gas sources to provide a level of supply diversity that facilitates the optimization of pricing differentials as well as protecting against the potential of regional supply disruptions.

In fiscal 2003, Laclede Gas purchased natural gas from 18 different suppliers to meet its gas sales and storage injection requirements. Natural gas purchased by Laclede Gas for delivery to our utility service area through the Mississippi River Transmission Corporation (MRT) system totaled 72.2 billion cubic feet (Bcf). Our utility also holds firm transportation on several interstate pipeline systems that access our gas supplies upstream of MRT. An additional 10.4 Bcf of gas was purchased on the Southern Star Central Gas Pipeline system (formerly Williams Gas Pipeline Central) and 8.0 Bcf of gas was purchased on the Panhandle Eastern Pipe Line Company system. Some of our commercial and industrial customers continue to purchase their own gas supplies and, this year, delivered to us approximately 19.6 Bcf for transportation to them through our distribution system.

The fiscal 2003 peak day sendout of natural gas to our utility customers occurred on January 23, when the average temperature was four degrees Fahrenheit. On that day, our customers consumed 10.3 million therms of natural gas. About three-fourths of this peak day demand was met with natural gas transported to St. Louis through the MRT, Panhandle, and Southern Star transportation systems, and the remaining fourth was met from the utility's on-system storage and peak shaving resources.

Utility Marketing

Our utility marketing efforts are focused on optimizing the utilization of our distribution system and increasing the revenue generated by those facilities. Our success in this regard begins with providing our residential, commercial and industrial customers with vital information on the advantages of natural gas energy. Then, by providing prompt and experienced customer service, we perpetuate our overwhelming share of the markets where natural gas simply makes the most sense. During fiscal 2003, we assisted with 166 commercial and residential new business projects that, upon completion, should utilize more than 7.1 million therms annually.

The residential market, at about 590,000 customers, is by far our largest customer group. For existing customers, in addition to providing sales and appliance service, we provide financing of high-efficiency heating and cooling systems through our EnergyWise dealer program. This year we partnered with 143 local HVAC contractors to finance approximately $1 million in new equipment. Our residential marketing group also is active in the Home Builders Association of Greater St. Louis and participates in area chambers of commerce and other groups such as Healthy House and the National Home Builders Convention to build relationships and stay close to key decision-makers in this vital market segment.

As a result of our efforts, we continue to see nearly all of the new single-family market within our service area using natural gas heating and water heating. This year, area builders requested approximately 4% more new customer connections than in the previous year.

In the attached and multifamily markets we are focusing on innovative approaches using natural gas equipment and materials such as sidewall-vented appliances, non-vented appliances, and CSST (Corrugated Stainless Steel Tubing) to help generate more gas load in multifamily buildings. This year we were successful in increasing new multifamily connections by more than 200 units over last year's levels.

This year, more than half of all new service connections occurred in St. Charles County, the fastest growing county in Missouri. Building lots, however, are becoming less plentiful, pushing the market further west. Additional franchise agreements expanding our distribution system to meet this growth are being sought as they are economically justified.

We also are very pleased to actively participate in the continuing development in the City of St. Louis, the heart of our service territory. Working with private and public development agencies, we are serving projects such as St. Vincent Place, Buder Place, and numerous loft projects in the trendy Washington Avenue downtown district.

Our overall commercial and industrial market, consisting of approximately 40,000 customers, continues to grow. Our focus on and service to the food service industry ensures that we retain this valuable market segment. In addition, we have been successful in pursuing opportunities in new commercial construction. Construction of retail shopping centers remains strong. Developments such as St. Louis Mills mall and Park 370 in north St. Louis County and Gravois Bluffs in southwest St. Louis County continue to spur the retail community. Redevelopment of existing retail establishments using natural gas, such as Cross Keys Mall in Florissant and Gravois Plaza in the City of St. Louis, help to revitalize existing neighborhoods and maintain our presence in this traditional market sector.

Our large commercial and industrial markets are increasingly driven by environmental concerns where the clean burning properties of natural gas are a distinct advantage.

At Tyco Healthcare Mallinckrodt's St. Louis Plant, a natural gas-fired thermal oxidizer was installed in order to meet new U.S. EPA-mandated air pollutant emission standards for pharmaceutical manufacturing facilities across the United States. This installation increases annual gas usage by the equivalent of approximately 2,000 homes. At Fred Weber, Inc., a large St. Louis-based construction


> Safe, reliable utility service

Fiscal 2003 In Review

services firm, the economics and convenience encouraged the conversion to natural gas of the aggregate dryer at its New Baumgartner Road asphalt production facility. The usage for this plant is estimated at 700,000 therms per year, the equivalent of about 625 homes.

We continue exploring new technologies that utilize natural gas in ways other than traditional space and water heating. We have developed expertise in gas cooling, dehumidification and natural gas fueled vehicles. Each of these markets has its own growth potential driven by regulation and economics. Although these markets are a small piece of our business now, their potential makes them worthy of our continued attention.

Laclede Gas has aggressively pursued the gas dehumidification market. In fiscal 2003, several ice rinks were designed using desiccant dehumidification equipment, including a new practice facility for the St. Louis Blues National Hockey League team. A desiccant unit removes water vapor from the ambient air by first trapping moisture in a material that has a water-absorbing characteristic, then using heat from the gas burner to transfer that moisture to the outside. Ice rink owners choose the desiccant units for their superior humidity control, which helps to create ideal ice conditions.

Concern over our country's continued dependence on imported oil as well as the low emissions advantage of natural gas make it an attractive alternative vehicle fuel. A number of local fleets, including that of Laclede Gas, are utilizing natural gas for a portion of their vehicles.

This year, the City of St. Louis Airport Authority opened its new "Super Park" Long-Term Parking Facility. The Grand Opening featured the unveiling of a new state-of-the-art Compressed Natural Gas (CNG) Fueling Station. The new fueling facility serves a shuttle fleet of 29 Ford E-Series natural gas-powered shuttle vans, displacing more than 200,000 gallons of diesel fuel annually. Lambert—St. Louis International Airport has established a successful "clean-air parking shuttle program," promoting improvements in our region's air quality by lowering emissions where it counts most—such as at the congested regions of the airport.

Non-Regulated Gas Marketing

The Laclede Group's non-regulated subsidiary, Laclede Energy Resources, Inc. (LER), is a non-regulated marketer of natural gas. LER manages many of its customers' natural gas needs and markets natural gas to both large retail and wholesale customers in the midwestern United States. The vast majority of LER's retail customers are large commercial and industrial customers located in the St. Louis metropolitan area. In addition, LER serves a number of large retail customers in Iowa, Illinois, Arkansas and Louisiana. LER offers its customers a variety of flexible pricing alternatives. LER generated significantly better results in fiscal 2003 than in fiscal 2002 due largely to a significant increase in sales volumes resulting from a more concerted wholesale marketing effort and increased margins achieved in a favorable market. LER intends to continue to target both large retail and wholesale customers in the midwest-



Strategic Imperatives

Reduce Regulatory Rate Case Dependence

Develop regulatory mechanisms that permit appropriate recovery of operating costs and a fair return to shareholders. Control or reduce operating costs through innovation and improved processes. Decrease the need to file for frequent rate increases.

Expand Unregulated Activities

Pursue higher growth business opportunities in related fields that complement the core utility business.

Institute New Operating Practices to Achieve Productivity Improvements

Evaluate work requirements and redesign workflow and practices to achieve improved productivity and efficiency.

Enhance Management Accountability, Measures and Rewards Process

Design performance measurement systems and enhance policies that reinforce department and individual empowerment and accountabilities, align specific performance expectations and allocate appropriate rewards based on achievement.

Achieve Business Enterprise Improvements

Develop and improve company-wide policies, practices, systems and procedures to be more cost-effective, efficient and competitive. Provide strategic platforms from which employees and departments can better manage and perform their duties and responsibilities.

Achieve Operating Improvements

Design and implement more tactical initiatives related to specific functions in the areas of process improvement, technological advances, employee development/training and the utilization of comparative operating metrics.

Fiscal 2003 In Review

ern United States and identify those products and services that address the needs of its customers, while providing stronger margins for the benefit of The Laclede Group's shareholders.

Non-Regulated Services

The Laclede Group's activities in this non-regulated arena are conducted through the second of our two primary non-regulated subsidiaries, SM&P Utility Resources, Inc. (SM&P), an Indiana-based firm The Group acquired in January 2002, that specializes in providing underground facilities locating and marking services. SM&P was accretive to earnings in fiscal 2002, and its revenues remain attractively counter-seasonal to those of Laclede Gas. However, its fiscal 2003 results were depressed by the need to deal with the previously reported notifications by two large customers that, due to actions these customers had taken to address workforce management issues, they did not intend to continue to outsource certain functions, which included services provided by SM&P. However, SM&P has managed to maintain a portion of that business, while making reductions in the required levels of personnel, facilities and equipment. Additionally, the firm has been very active in its pursuit of new markets and new customers where that growth makes sense as part of SM&P's efforts to stabilize the business in a way that would enable reinvigorated growth. One of the more effective ways it is doing so is by assessing the performance of every employee and using those assessments to build an information database of talented alumni that has become the firm's manpower source in growth markets, saving millions of dollars in potential training and other costs that normally would be incurred under start-up conditions.

SM&P made a significant investment in technology in fiscal 2002, purchasing new servers and data storage capacity to support development of a new tool that now provides management with better data more quickly so that potential issues may be promptly addressed. In fiscal 2003, in spite of the customer loss, we forged ahead with our development plan that includes better connecting with customers and supplementing our locating and marking business with other products and services, and have made measurable improvements as we lay a foundation for future growth.

The locating and marking industry is highly competitive, but presents The Group with great opportunity. We are convinced that bringing a high-value, highly reliable service to market on time, every time will yield value for all stakeholders—shareholders, employees, communities and customers.

Capital Investment and Financing

Capital expenditures in fiscal 2003 were $51.1 million, compared with $53.0 million in fiscal 2002. Laclede Gas Company invested approximately $36.5 million in the installation of mains and services, and $13.4 million for meters, trucks, construction equipment, and other general plant and property. SM&P Utility Resources invested approximately $1.2 million in equipment.

Laclede Gas Company's short-term borrowing requirements typically peak during the colder months, principally because we must pay for natural gas in advance of receiving payment from our customers for the consumption of that gas. In fiscal 2003, The Laclede Group's consolidated short-term borrowing requirements peaked at $220.7 million and were met by sales of commercial paper supported by lines of credit with banks.

On December 16, 2002, The Laclede Group issued $45 million of 7.70% trust preferred securities through a subsidiary trust. The proceeds of this issuance were primarily used to repay a short-term loan that had funded the acquisition of SM&P Utility Resources in January 2002.

On May 1, 2003, one of Laclede Gas Company's first mortgage bond issues, in the amount of $25 million, matured. On an interim basis, this maturity has been funded through the sale of commercial paper.

Management

At the Annual Meeting of Shareholders on January 30, 2003, Mr. Arnold W. Donald, Mr. C. Ray Holman, and Mr. William E. Nasser were elected to three-year terms on the Board of Directors of The Laclede Group, Inc. Mr. Donald's election filled a vacancy created by the retirement of Mr. Andrew B. Craig III, who retired from the Board on January 30th pursuant to our director retirement policy.

On January 30, 2003, four executives were elected to new officer positions at Laclede Gas Company. Mr. Mark D. Waltermire, 45, was elected Vice President–Operations and Marketing Planning; he previously was Assistant Vice President–Planning. Mr. Steven F. Mathews, 45, was elected Vice President–Gas Supply; he previously was Assistant Vice President–Gas Supply. Mr. Benjamin O. McReynolds, Jr., 48, was elected Assistant Vice President–Marketing and Customer Service; he previously was Director of Customer Service and Community Relations. Mr. Edward Sutton, Jr., 39, was elected Assistant Vice President–Information Systems; he previously was Director of Information Systems.

On April 1, 2003, Mr. John Moten, Jr. retired from the position of Senior Vice President–Operations and Marketing after more than 40 years of service to Laclede Gas Company. Mr. Moten provided significant, valuable contributions to the conduct of the Company's business and will be missed. Mr. Moten's duties were assumed on April 1 by Mr. Waltermire.

On December 1, 2003, Mr. Paul B. Hunker, Jr. retired from the position of Assistant Vice President–Associate General Counsel, after more than 20 years of service to Laclede Gas. Mr. Hunker has unique expertise, and his contributions will continue.

> Managing for Results

Consolidated Financial Data *(Thousands, Except Per Share Amounts)*

Fiscal Years Ended September 30	2003	2002	2001
Summary of Operations			
Operating Revenues:			
Regulated			
Gas distribution	$ 774,772	$ 592,097	$ 923,242
Non-Regulated			
Services	100,168	94,116	—
Gas marketing	163,861	64,798	69,455
Other	11,529	4,228	9,412
Total operating revenues	1,050,330	755,239	1,002,109
Operating Expenses:			
Regulated			
Natural and propane gas	483,742	340,045	640,006
Other operation expenses	118,550	106,027	101,915
Maintenance	18,759	17,813	19,262
Depreciation and amortization	22,229	24,215	26,193
Taxes, other than income taxes	56,102	48,342	65,062
Total regulated operating expenses	699,382	536,442	852,438
Non-Regulated			
Services	101,586	90,771	—
Gas marketing	159,105	64,042	68,338
Other	10,615	4,222	9,008
Total operating expenses	970,688	695,477	929,784
Operating Income	79,642	59,762	72,325
Allowance for Funds Used During Construction	(107)	(149)	749
Other Income and Income Deductions – Net	650	827	668
Income Before Interest and Income Taxes	80,185	60,440	73,742
Interest Charges:			
Interest on long-term debt	20,169	20,820	18,372
Preferred dividends and subsidiary trust distributions	2,743	—	—
Other interest charges	3,974	4,989	10,067
Total interest charges	26,886	25,809	28,439
Income Before Income Taxes	53,299	34,631	45,303
Income Tax Expense	18,652	12,247	14,831
Net Income	34,647	22,384	30,472
Dividends on Redeemable Preferred Stock – Laclede Gas	62	68	87
Net Income Applicable to Common Stock	$ 34,585	$ 22,316	$ 30,385
Basic Earnings Per Share of Common Stock	$1.82	$1.18	$1.61
Diluted Earnings Per Share of Common Stock	$1.82	$1.18	$1.61
Dividends Declared – Common Stock	$ 25,492	$ 25,311	$ 25,296
Dividends Declared Per Share of Common Stock	$1.34	$1.34	$1.34
Utility Plant			
Gross Plant – End of Period	$1,030,665	$ 988,747	$ 949,775
Net Plant – End of Period	621,247	594,376	569,640
Construction Expenditures	49,926	48,765	46,952
Property Retirements	8,007	9,769	13,141
Goodwill	28,124	27,455	—
Other Property and Investments	44,598	46,986	32,893
Total Assets	$1,201,398	$1,090,990	$ 975,910
Capitalization – End of Period			
Common Stock and Paid-In Capital	$ 87,542	$ 83,588	$ 106,590
Retained Earnings	211,610	202,517	205,512
Accumulated Other Comprehensive Income (Loss)	(80)	(339)	—
Treasury Stock	—	—	(24,017)
Common stock equity	299,072	285,766	288,085
Redeemable Preferred Stock – Laclede Gas	1,258	1,266	1,588
Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust	45,000	—	—
Long-Term Debt	259,625	259,545	284,459
Total capitalization	$ 604,955	$ 546,577	$ 574,132
Shares of Common Stock Outstanding – End of Period	19,082	18,921	18,878
Book Value Per Share	$15.67	$15.10	$15.26

2000	1999	1998	1997	1996	1995	1994	1993
$ 529,250	$ 473,031	$ 547,229	$ 602,832	$ 556,456	$ 431,917	$ 523,866	$ 503,948
—	—	—	—	—	—	—	—
31,331	14,118	9,899	5,496	30,190	99	102	134
5,547	4,169	4,715	7,402	6,532	3,392	4,309	2,837
566,128	491,318	561,843	615,730	593,178	435,408	528,277	506,919
294,717	246,294	311,759	353,809	316,477	221,423	308,515	291,057
86,970	83,661	86,128	90,713	84,843	80,573	84,907	81,026
18,556	19,517	18,665	18,205	18,127	17,508	18,351	16,693
24,672	21,470	25,304	25,884	25,009	23,676	19,332	18,704
42,788	41,660	43,773	46,534	44,987	40,529	42,626	41,061
467,703	412,602	485,629	535,145	489,443	383,709	473,731	448,541
—	—	—	—	—	—	—	—
30,831	14,033	9,751	5,302	28,612	34	45	65
4,251	3,464	3,143	6,339	5,325	2,205	3,640	2,166
502,785	430,099	498,523	546,786	523,380	385,948	477,416	450,772
63,343	61,219	63,320	68,944	69,798	49,460	50,861	56,147
397	739	609	367	17	247	203	186
338	(942)	674	597	(647)	(150)	185	1,112
64,078	61,016	64,603	69,908	69,168	49,557	51,249	57,445
15,164	13,966	14,797	14,169	13,939	12,544	12,626	14,415
—	—	—	—	—	—	—	—
8,844	6,627	6,473	4,919	4,008	5,983	3,768	1,798
24,008	20,593	21,270	19,088	17,947	18,527	16,394	16,213
40,070	40,423	43,333	50,820	51,221	31,030	34,855	41,232
14,105	14,361	15,441	18,354	18,397	10,129	12,638	16,065
25,965	26,062	27,892	32,466	32,824	20,901	22,217	25,167
93	97	97	97	97	97	97	97
$ 25,872	$ 25,965	$ 27,795	$ 32,369	$ 32,727	$ 20,804	$ 22,120	$ 25,070
$1.37	$1.43	$1.58	$1.84	$1.87	$1.27	$1.42	$1.61
$1.37	$1.43	$1.58	$1.84	$1.87	$1.27	$1.42	$1.61
$ 25,297	$ 24,459	$ 23,229	$ 22,825	$ 22,079	$ 20,538	$ 19,054	$ 18,938
$1.34	$1.34	$1.32	$1.30	$1.26	$1.24	$1.22	$1.21½
$ 915,998	$ 872,527	$ 833,685	$ 792,661	$ 780,001	$ 745,629	$ 709,563	$ 677,613
545,715	517,635	490,585	467,573	452,165	434,336	411,677	390,826
51,635	48,698	47,254	42,842	41,267	45,847	39,193	40,880
6,663	8,190	6,205	6,241	6,506	9,199	6,757	6,135
—	—	—	—	—	—	—	—
29,664	27,866	33,834	29,724	24,265	22,744	22,956	22,668
$ 931,740	$ 837,664	$ 777,291	$ 726,568	$ 695,204	$ 642,534	$ 613,799	$ 520,784
$ 106,579	$ 106,570	$ 82,460	$ 80,628	$ 80,628	$ 77,686	$ 45,638	$ 43,702
200,423	199,848	198,342	193,776	184,232	173,584	173,318	170,252
—	(77)	—	—	—	—	—	—
(24,017)	(24,017)	(24,017)	(24,017)	(24,017)	(24,017)	(24,017)	(24,017)
282,985	282,324	256,785	250,387	240,843	227,253	194,939	189,937
1,763	1,923	1,960	1,960	1,960	1,960	1,960	1,960
—	—	—	—	—	—	—	—
234,408	204,323	179,238	154,413	179,346	154,279	154,211	165,745
$ 519,156	$ 488,570	$ 437,983	$ 406,760	$ 422,149	$ 383,492	$ 351,110	$ 357,642
18,878	18,878	17,628	17,558	17,558	17,420	15,670	15,586
$14.99	$14.96	$14.57	$14.26	$13.72	$13.05	$12.44	$12.19

Utility Statistics

Fiscal Years Ended September 30	2003	2002	2001	2000
Gas Distribution Operating Revenues (Thousands of Dollars):				
Residential	$ 502,071	$ 387,594	$ 619,090	$ 346,159
Commercial and Industrial	188,688	142,259	250,741	123,578
Interruptible	2,744	1,769	3,063	1,922
Transportation	15,503	12,867	14,350	13,722
Off-System and Other Incentive	60,609	43,443	30,218	40,163
Exploration and Development	—	—	—	—
Provisions for Refunds and Other	5,157	4,165	5,780	3,706
Total utility operating revenues	$ 774,772	$ 592,097	$ 923,242	$ 529,250
Therms Sold and Transported (Thousands):				
Residential	577,190	502,160	607,835	495,494
Commercial and Industrial	256,525	240,532	280,435	228,311
Interruptible	4,987	4,103	3,895	4,428
Transportation	195,884	174,354	181,454	187,866
System therms sold and transported	1,034,586	921,149	1,073,619	916,099
Off-System	91,752	139,305	45,041	119,053
Total therms sold and transported	1,126,338	1,060,454	1,118,660	1,035,152
Customers – End of Period:				
Residential	590,785	588,630	584,269	586,783
Commercial and Industrial	40,166	39,842	39,264	39,419
Interruptible	16	14	15	14
Transportation	154	152	152	154
Total customers	631,121	628,638	623,700	626,370
Average Use and Revenue (Based on Average Monthly Use):				
Use Per Customer – Therms:				
Residential, without heat	327	307	348	316
Residential, with heat	970	849	1,028	843
Revenue Per Customer:				
Residential, without heat	$ 390.92	$ 334.56	$ 455.16	$ 316.63
Residential, with heat	842.72	654.68	1,044.98	587.51
Gas Statistics (Millions of Therms):				
Produced	10.3	.1	10.3	.2
Natural Gas Purchased and Received for Transportation	1,059.5	949.5	1,116.0	939.1
Withdrawn from Storage	234.6	233.0	237.8	231.7
Total system receipts	1,304.4	1,182.6	1,364.1	1,171.0
Less:				
Used by Company	.9	.6	1.1	.7
Delivered to Storage	242.7	238.3	253.6	234.0
Unaccounted For	26.2	22.6	35.8	20.2
System therms sold and transported	1,034.6	921.1	1,073.6	916.1
Peak Day System Sendout	10.3	8.6	9.8	8.4
Mean Temperature (F) on Peak Day	4°	18°	8°	21°
Estimated System Sendout on Zero Day	10.9	10.8	10.9	11.1
Degree Days	4,803	3,959	5,102	3,933

1999	1998	1997	1996	1995	1994	1993
$ 324,115	$ 365,768	$ 395,250	$ 376,818	$ 302,770	$ 363,058	$ 348,494
112,890	132,504	152,222	145,466	109,270	142,042	136,462
1,808	2,254	2,098	2,035	1,655	1,966	2,455
14,132	12,734	13,042	15,375	13,211	14,898	11,437
16,216	29,852	34,288	11,640	—	—	—
—	—	1,273	856	1,447	1,600	1,488
3,870	4,117	4,659	4,266	3,564	302	3,612
$ 473,031	$ 547,229	$ 602,832	$ 556,456	$ 431,917	$ 523,866	$ 503,948
530,919	560,732	606,327	642,367	541,781	610,858	619,055
245,138	259,205	296,222	309,477	256,905	289,168	293,211
5,643	5,838	5,718	5,766	5,692	5,760	6,803
188,580	190,811	176,622	186,400	173,735	164,318	161,041
970,280	1,016,586	1,084,889	1,144,010	978,113	1,070,104	1,080,110
55,655	104,763	126,149	33,101	—	—	—
1,025,935	1,121,349	1,211,038	1,177,111	978,113	1,070,104	1,080,110
582,719	577,224	572,794	569,818	566,421	559,225	555,467
39,041	38,519	37,985	37,735	37,409	36,684	36,514
13	15	16	16	16	14	13
155	149	142	130	129	124	115
621,928	615,907	610,937	607,699	603,975	596,047	592,109
329	332	356	372	323	353	354
910	969	1,055	1,124	957	1,090	1,112
$ 294.35	$ 313.79	$ 328.10	$ 312.04	$ 271.46	$ 289.85	$ 281.67
554.53	630.64	685.82	657.59	533.45	646.37	624.93
2.6	.3	7.5	7.9	.3	3.9	.3
1,003.0	1,048.6	1,098.2	1,184.8	1,012.9	1,295.8	1,105.4
240.1	221.2	272.8	284.5	250.8	59.0	41.3
1,245.7	1,270.1	1,378.5	1,477.2	1,264.0	1,358.7	1,147.0
.9	.9	1.2	1.3	1.0	.9	.9
250.0	234.3	267.6	300.9	258.1	256.9	40.0
24.5	18.3	24.8	31.0	26.8	30.8	26.0
970.3	1,016.6	1,084.9	1,144.0	978.1	1,070.1	1,080.1
10.5	8.8	10.8	11.7	9.4	11.1	9.0
3°	14°	0°	-3°	12°	-1°	11°
11.3	11.4	11.4	11.2	11.2	11.1	11.1
4,140	4,404	4,953	4,880	4,005	4,694	4,838

Board of Directors

Arnold W. Donald
Chairman of the Board,
Merisant Company
Chicago, IL
Manufacturer of tabletop sweetener products

Dr. Henry Givens, Jr.
President,
Harris-Stowe State College
St. Louis
Education

C. Ray Holman
Retired Chairman of the Board and Chief Executive Officer,
Mallinckrodt Group, Inc.
St. Louis
Health care and specialty products and other services

Robert C. Jaudes
Retired Chairman of the Board
Laclede Gas Company

W. Stephen Maritz
Chairman of the Board and Chief Executive Officer,
Maritz, Inc.
St. Louis
Performance improvement, marketing research and travel services

William E. Nasser
Retired, Chairman of the Board, President and Chief Executive Officer
Petrolite Corporation
St. Louis
Manufacturer of specialty chemicals, primarily for the oil industry

Robert P. Stupp
President and
Chief Executive Officer,
Stupp Bros., Inc.
St. Louis
Fabricators of iron and steel

Mary Ann Van Lokeren
Chairman of the Board and
Chief Executive Officer,
Krey Distributing Co.
St. Louis
Wholesaler of beverage products

Douglas H. Yaeger
Chairman of the Board, President and Chief Executive Officer,
The Laclede Group, Inc. and
Laclede Gas Company

Officers

THE LACLEDE GROUP

Douglas H. Yaeger
Chairman of the Board,
President and
Chief Executive Officer

Barry C. Cooper
Chief Financial Officer

Ronald L. Krutzman
Treasurer and Assistant Secretary

Mary Caola Kullman
Secretary

LACLEDE ENERGY RESOURCES

Douglas H. Yaeger
President

Kenneth J. Neises
Vice President

Barry C. Cooper
Vice President

Ronald L. Krutzman
Treasurer and Assistant Secretary

Mary Caola Kullman
Secretary

LACLEDE GAS COMPANY

Douglas H. Yaeger
Chairman of the Board,
President and
Chief Executive Officer

Kenneth J. Neises
Executive Vice President
Energy and Administrative Services

Robert E. Shively
Senior Vice President
Business and Services Development

Barry C. Cooper
Chief Financial Officer

Craig R. Hoeferlin
Vice President
Operations

Steven F. Mathews
Vice President
Gas Supply

Peter J. Palumbo, Jr.
Vice President
Industrial Relations

Michael C. Pendergast
Vice President
Associate General Counsel

Michael R. Spotanski
Vice President
Finance

Mark D. Waltermire
Vice President
Operations and Marketing

James A. Fallert
Controller

Ronald L. Krutzman
Treasurer and Assistant Secretary

Mary Caola Kullman
Secretary and Associate General Counsel

Benjamin O. McReynolds, Jr.
Assistant Vice President
Marketing and Customer Service

R. Lawrence Sherwin
Assistant Vice President
Regulatory Administration

Richard A. Skau
Assistant Vice President
Human Resources

Edward Sutton, Jr.
Assistant Vice President
Information Systems

Lynn D. Rawlings
Assistant Treasurer

SM&P UTILITY RESOURCES

Douglas H. Yaeger
Chief Executive Officer

Robert E. Shively
President

Tim C. Glasson
Senior Vice President
Operations

Gwen Kibbe
Vice President
Quality Management and Operations Compliance

Timothy M. Seelig
Vice President
Sales and Marketing

Anthony Sincere
Vice President
Business Development

Mary Caola Kullman
Secretary

James A. Muhl
Treasurer and Assistant Secretary

Ronald L. Krutzman
Assistant Treasurer

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM 10-K

ANNUAL REPORT

For the Fiscal Year Ended September 30, 2003

THE LACLEDE GROUP, INC.

LACLEDE GAS COMPANY

720 Olive Street, St. Louis, MO 63101

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended September 30, 2003
OR
( ) TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from ________ to ________

Commission File Number	Exact Name of Registrant as Specified in its Charter and Principal Office Address and Telephone Number	States of Incorporation	I.R.S. Employer ID Number
1-16681	The Laclede Group, Inc. 720 Olive Street St. Louis, MO 63101 314-342-0500	Missouri	74-2976504
1-1822	Laclede Gas Company 720 Olive Street St. Louis, MO 63101 314-342-0500	Missouri	43-0368139

Securities registered pursuant to Section 12(b) of the Act (as of the date of this report)

Name of Registrant	Title of Each Class	Name of Each Exchange On which registered
The Laclede Group, Inc.	Common Stock $1.00 par value	New York Stock Exchange
The Laclede Group, Inc.	Preferred Share Purchase Rights	New York Stock Exchange
Laclede Gas Company	None	

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant:

(1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report),

The Laclede Group, Inc.: Yes X No ___

Laclede Gas Company: Yes X No ___

(2) has been subject to such filing requirements for the past 90 days,

The Laclede Group, Inc.: Yes X No ___

Laclede Gas Company: Yes X No ___

and (3) is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act):

The Laclede Group, Inc.:	Yes X	No ___
Laclede Gas Company:	Yes ___	No X

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. (X)

The aggregate market value of the voting stock held by non-affiliates of The Laclede Group, Inc. amounted to $440,529,233 as of March 31, 2003.

Indicate the number of shares outstanding of each of the issuer's classes of common stock as of the latest practicable date:

Registrant	Description of Common Stock	Shares Outstanding At October 31, 2003
The Laclede Group, Inc.	Common Stock ($1.00 Par Value)	19,114,458
Laclede Gas Company	Common Stock ($1.00 Par Value)	100 (100% owned by The Laclede Group, Inc.)

Incorporated by Reference: Form 10-K Part III

Proxy Statement dated December 22, 2003*

Index to Exhibits is found on page 64.

*The information under the captions "Compensation Committee Report Regarding Executive Compensation," "Performance Graph" and "Audit Committee Report" of the Proxy Statement are NOT incorporated by reference.

Item 1. Business

The Laclede Group, Inc. (Laclede Group or the Company) is an exempt public utility holding company committed to providing reliable natural gas service through its regulated core utility operations while developing a presence in non-regulated activities that provide opportunities for sustainable growth. Its primary subsidiary--Laclede Gas Company (Laclede Gas or the Utility)--is the largest natural gas distribution utility in Missouri, serving more than 630,000 residential, commercial, and industrial customers in St. Louis and surrounding counties of eastern Missouri. In January 2002, Laclede Group acquired SM&P Utility Resources, Inc. (SM&P), one of the nation's major underground locating and marking service businesses. SM&P, headquartered in Carmel, Indiana, is a wholly owned subsidiary of Laclede Group. Laclede Energy Resources, Inc. (LER) a wholly owned subsidiary, is engaged in non-regulated efforts to market natural gas and related activities. Other non-regulated subsidiaries provide less than 10% of revenues.

The Consolidated Financial Statements included in this report present the consolidated financial position, results of operations and cash flows of Laclede Group after the October 1, 2001 restructuring, as well as the consolidated financial position, results of operations and cash flows of Laclede Gas prior to restructuring. The consolidated financial position, results of operations and cash flows of Laclede Gas Company immediately before the restructuring are essentially identical to the consolidated financial position, results of operations and cash flows of Laclede Group immediately after the restructuring.

The Consolidated Financial Statements for Laclede Gas present the consolidated financial position, results of operations and cash flows of Laclede Gas throughout the reported periods, as well as the consolidated financial position, results of operations and cash flows of Laclede Gas' former subsidiaries prior to the October 1, 2001 restructuring. These consolidated financial statements, notes to consolidated financial statements, and management's discussion and analysis are included in this report as Exhibit 99.1.

The information we file or furnish to the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and their amendments, are available on our website, www.thelacledegroup.com, in the investor services portion under SEC filings as soon as reasonably practical after the information is filed or furnished to the SEC.

NATURAL GAS SUPPLY

During the past year, our Utility's gas supply portfolio has undergone a complete transformation. Few of the large mid-market supply aggregators that had, until recently, played a significant supply role nationally and in the portfolio of Laclede Gas still exist, or they exist in a much smaller role. Laclede Gas replaced them with large equity owners of natural gas and smaller natural gas suppliers that, until recently, had used the large supply aggregators as intermediaries. Although there remain fewer options today, Laclede Gas anticipates that most, if not all, of the supplier relationships newly established or expanded during the previous winter season will continue for years to come. In addition, our firm transportation access to a diverse number of strategic locations will continue to facilitate the process of structuring our gas supply portfolio.

Laclede Gas Company's fundamental gas supply strategy remains unchanged to meet the two-fold objective of: 1) ensuring that the gas supplies we acquire are dependable and will be delivered when needed and, 2) insofar as is compatible with that dependability, purchasing gas that is economically priced. In structuring our utility's natural gas supply portfolio, we continue to focus on natural gas assets that are strategically positioned to meet the gas company's primary objectives. We utilize both Mid-Continent and Gulf Coast gas sources to provide a level of supply diversity that facilitates the optimization of pricing differentials as well as protecting against the potential of regional supply disruptions.

In fiscal 2003, Laclede Gas purchased natural gas from 18 different suppliers to meet current gas sales and storage injection requirements. Natural gas purchased by Laclede Gas for delivery to our Utility service area through the Mississippi River Transmission Corporation (MRT) system totaled 72.2 billion cubic feet (Bcf). Our Utility also holds firm transportation on several interstate pipeline systems that access our gas supplies upstream of MRT. An additional 10.4 Bcf of gas was purchased on the Southern Star Pipeline system (formerly Williams Gas Pipeline Central) and 8.0 Bcf of gas was purchased on the Panhandle Eastern Pipe Line Company system. Some of our commercial and industrial customers continue to purchase their own gas and, this year, delivered to us approximately 19.6 Bcf for transportation to them through our distribution system.

The fiscal 2003 peak day sendout of natural gas to our Utility customers occurred on January 23, 2003, when the average temperature was 4 degrees Fahrenheit. On that day, our customers consumed 1.029 Bcf of natural gas. About three-fourths of this peak day demand was met with natural gas transported to St. Louis through the MRT, Panhandle, and Southern Star transportation systems, and the remaining fourth was met from the Utility's on-system storage and peak-shaving resources.

UNDERGROUND NATURAL GAS STORAGE

Laclede Gas has a contractual right to store approximately 23.1 Bcf of gas in MRT's storage system located in Unionville, Louisiana. MRT's tariffs allow injections into storage from May 16 through November 15 and require the withdrawal from storage of all but 2.2 Bcf from November 16 through May 15.

In addition, Laclede Gas supplements flowing pipeline gas with natural gas withdrawn from its underground storage field located in St. Louis and St. Charles Counties. The field is designed to provide 357,000 MMBtu of natural gas withdrawals on a peak day, and annual withdrawals of approximately 5,500,000 MMBtu of gas based on the inventory level that Laclede plans to maintain.

PROPANE SUPPLY

Laclede Pipeline Company, a wholly owned subsidiary, operates a propane pipeline that connects the propane storage facilities of Laclede Gas in St. Louis County, Missouri, to propane supply terminal facilities located at Wood River and Cahokia, Illinois. Laclede Gas vaporizes the propane to supplement its natural gas supply and meet the peak demands on the distribution system.

REGULATORY MATTERS

On April 3, 2003, the Cole County Circuit Court affirmed the Missouri Public Service Commission's September 2001 ruling to terminate a Gas Supply Incentive Plan that had operated for five years. Although this Incentive Plan had been a mutually beneficial arrangement between Laclede Gas and its customers, we determined not to seek further judicial review.

However, in the settlement of the most recent Laclede Gas rate case, which went into effect in November 2002, the Commission approved a different program, one in which Laclede Gas could achieve, under specific conditions, income related to the management of its gas supply commodity costs. Due largely to our gas supply risk management activities, we realized approximately $35 million in savings under this plan during fiscal 2003, of which about $3.5 million was retained by the Company with the remaining $31.5 million being used to lower customer bills.

On April 29, 2003, the Commission decided by a 3-2 vote to disallow our retention of approximately $4.9 million in pre-tax gains achieved by Laclede Gas in its incentive-based Price Stabilization Program, and directed us to flow through that amount to customers. On June 19, 2003, Laclede Gas appealed the Commission's decision to the Cole County Circuit Court. On October 10, 2003 the Court granted the Company's request for a stay of the Commission's April 29th order, and on November 5, 2003, the Court vacated the Commission's order on the grounds that its decision was unlawful and not supported by competent and substantial evidence on the record.

In July 2002, Laclede Gas filed a proposed "Catch-Up/Keep-Up" Program with the Commission that would permit the Company to use a portion of the savings from its negotiated pipeline discounts to provide a significant level of funding to assist those who have fallen behind in their payments to manage their energy bills in a manner that, over time, would eliminate past-due balances. On January 16, 2003, the Commission, by a 3 to 2 vote, issued an order rejecting the proposed plan.

On July 10, 2003, Missouri Governor Bob Holden signed a bill into law that, among other things, allows natural gas utilities to adjust their rates twice a year to recover the depreciation, property taxes, and rate of return on facility-related expenditures that are made to comply with state and federal safety requirements or to relocate facilities in connection with public improvement projects. Laclede Gas played an active role in the passage of this legislation. The Commission rules to implement such legislation are not yet in place, but this legislation is extremely important because, prior to its enactment, utilities were unable to recover such costs until its next rate case. Now, the timing of the recovery of these costs will be more closely linked with their expenditure.

OTHER PERTINENT MATTERS

At its January 25, 2001 annual meeting of shareholders, Laclede Gas shareholders approved, by a two-thirds majority, a proposal to reorganize its corporate structure to form a holding company, known as The Laclede Group, Inc. Laclede subsequently received the necessary approval for this restructuring from the MoPSC, and the corporate restructuring became effective on October 1, 2001. Under the new structure, Laclede Gas and its former subsidiaries operate as separate subsidiaries of The Laclede Group. The following charts illustrate the major organizational changes resulting from this restructuring.

Organization Structure
Prior to October 1, 2001

- Laclede Gas Company
  - Laclede Investment LLC
    - Laclede Energy Resources, Inc.
      - Laclede Gas Family Services, Inc.
  - Laclede Development Company
    - Laclede Venture Corp.
  - Laclede Pipeline Company

Organization Structure
Effective October 1, 2001

- The Laclede Group, Inc.
  - Laclede Gas Company
  - Laclede Investment LLC
    - Laclede Energy Resources, Inc.
      - Laclede Gas Family Services, Inc.
  - Laclede Development Company
    - Laclede Venture Corp.
  - Laclede Pipeline Company

Since the October 1, 2001 restructuring, stock certificates previously representing shares of Laclede Gas common stock have represented the same number of shares of The Laclede Group common stock. All serial preferred stock issued by Laclede Gas remains issued and outstanding as shares of Laclede Gas serial preferred stock. The dividend rate for the preferred stock has not changed and those dividends will continue to be paid by Laclede Gas. All outstanding indebtedness and other obligations of Laclede Gas prior to the restructuring remain outstanding as obligations of Laclede Gas.

On October 1, 2001, The Laclede Group had no outstanding securities other than common stock. The Laclede Group common stock is listed on the New York Stock Exchange and trades under the ticker symbol "LG".

*****

The business of Laclede Gas is subject to a seasonal fluctuation with the peak period occurring in the winter season. The operations of SM&P tend to be counter-seasonal to those of Laclede Gas and are impacted by construction trends. SM&P's revenues are dependent on a limited number of customers, primarily in the utility and telecommunications sector, with contracts that may be terminated on as short as 30 days' notice.

*****

As of September 30, 2003, Laclede Gas had 1,944 employees, which includes 6 part-time employees. SM&P had 1,174 employees, which includes 16 part-time employees.

*****

Laclede Gas has a labor agreement with Locals 5-6 and 5-194 of the Paper, Allied-Industrial, Chemical & Energy Workers International Union (formerly known as the Oil, Chemical and Atomic Workers International Union), two locals which represent approximately 70% of Laclede Gas' employees. On July 30, 2000, Laclede Gas and Union representatives reached a new four-year labor agreement replacing the prior agreement, which was to expire July 31, 2000. The new contract extends through July 31, 2004. The settlement resulted in wage increases of 2.75% in all four years, along with lump-sum payment provisions and other benefit improvements.

*****

The business of Laclede Gas has monopoly characteristics in that it is the only distributor of natural gas within its (franchised) service area. The principal competition is the local electric company. Other competitors in Laclede Gas' service area include suppliers of fuel oil, coal, liquefied petroleum gas in outlying areas, natural gas pipelines which can directly connect to large volume customers, and in a portion of downtown St. Louis, a district steam system. Laclede Gas has historically sold gas for househeating, certain other household uses, and commercial and industrial space heating at prices generally equal to or lower than are charged for other energies. Coal is price competitive as a fuel source for very large boiler plant loads, but environmental requirements have forestalled any significant market inroads. Oil and propane can be used to fuel boiler loads and certain direct-fired process applications, but these fuels require on-site storage and vary widely in price throughout the year, thus limiting their competitiveness. In certain cases, district steam has been competitive with gas for downtown area heating users.

Laclede Gas' residential, commercial, and small industrial markets, representing approximately 90% of the Utility's revenue, remain committed to natural gas. Given the current adequate level of supply, Laclede Gas believes that the relationship between competitive equipment and operating costs will not change significantly in the foreseeable future, and that these markets will continue to be supplied by natural gas.

Laclede Gas' competitive exposure is presently limited to space and water heating applications in the new multi-family and commercial rental markets. Certain alternative heating systems can be cost competitive in traditional markets, but the performance and reliability of natural gas systems has contained the growth of these alternatives. Several large customers use coal for boiler fuel. Environmental restrictions and their associated high capital costs for new equipment forestalls options toward further use of coal.

Laclede Gas offers gas transportation service to its large user industrial and commercial customers. The tariff approved for that type of service produces a margin similar to that which Laclede Gas would have received under its regular sales rates. The availability of gas transportation service and favorable spot market prices for natural gas during certain times of the year may offer additional competitive advantages to Laclede Gas and new opportunities for distributed generation, cogeneration, and large tonnage air conditioning applications.

*****

Laclede Gas is subject to various environmental laws and regulations that, to date, have not materially affected the company's financial position and results of operations. For a detailed discussion of environmental matters, see Note 17 in the Notes to the Consolidated Financial Statements on page 53.

*****

Under its Dividend Reinvestment and Stock Purchase Plan, Laclede Group issued 161,115 and 43,300 shares of its common stock during fiscal 2003 and fiscal 2002, respectively. Laclede Gas cancelled its treasury stock of 1,865,638 shares, in conjunction with the restructuring on October 1, 2001.

*****

Customers and revenues contributed by each class of customers of Laclede Gas for the last three fiscal years are as follows:

Regulated Gas Distribution Operating Revenues $(000)

	2003	2002	2001
Residential	$502,071	$387,594	$619,090
Commercial & Industrial	188,688	142,259	250,741
Interruptible	2,744	1,769	3,063
Transportation	15,503	12,868	14,350
Off-System and Other Incentive	60,609	43,443	30,218
Provision for Refunds and Other	5,157	4,164	5,780
Total	$774,772	$592,097	$923,242

Customers (End of Period)

	2003	2002	2001
Residential	590,785	588,630	584,269
Commercial & Industrial	40,166	39,842	39,264
Interruptible	16	14	15
Transportation	154	152	152
Total Customers	631,121	628,638	623,700

Laclede Gas has franchises having initial terms varying from five years to an indefinite duration. Generally, a franchise allows Laclede Gas to lay pipes and other facilities in the community. The franchise in Florissant, Missouri expired in 1992 and since that time Laclede Gas has continued to provide service in that community without a formal franchise. All of the franchises are free from unduly burdensome restrictions and are adequate for the conduct of Laclede Gas' current public utility business in the State of Missouri.

*****

Non-Regulated Services:

On January 28, 2002, Laclede Group completed its acquisition from NiSource, Inc. of 100% of the stock of SM&P, one of the nation's major underground locating and marking service businesses. SM&P, a Carmel, Indiana-based company, operates across the midwestern states. Locators mark the placement of underground facilities for providers of telephone, natural gas, electric, water, cable TV and fiber optic services so that construction work can be performed without damaging buried facilities. As a result of the acquisition, SM&P's earnings flow not only diversifies Laclede Group's earnings but also is counter-seasonal to those of Laclede Gas.

*****

Non-Regulated Gas Marketing

Laclede Energy Resources, Inc., a wholly owned subsidiary of Laclede Investment LLC, is engaged in non-regulated efforts to market natural gas and related activities.

*****

Non-Regulated Other Subsidiaries include:

Laclede Pipeline Company, a wholly owned subsidiary of The Laclede Group, operates a propane pipeline that connects the propane storage facilities of Laclede Gas in St. Louis County, Missouri, to propane supply terminal facilities at Wood River and Cahokia, Illinois.

Laclede Investment LLC, a wholly owned subsidiary of The Laclede Group, invests in other enterprises and has made loans to several joint ventures engaged in real estate development.

Laclede Gas Family Services, Inc., a wholly owned subsidiary of Laclede Energy Resources, Inc., is a registered insurance agency in the State of Missouri. It promotes the sale of insurance-related and other direct marketing products.

Laclede Development Company, a wholly owned subsidiary of The Laclede Group, participates in real estate development, primarily through joint ventures.

Laclede Venture Corp., a wholly owned subsidiary of Laclede Development Company, offers services for the compression of natural gas to third parties who desire to use or to sell compressed natural gas for use in vehicles.

Laclede Energy Services, Inc., a wholly owned subsidiary of The Laclede Group, Inc., became operational on May 1, 2002, and was engaged in providing energy management services. On April 14, 2003, Laclede Energy Services, Inc. was dissolved. The dissolution of LES had no material effect on the financial position or results of operation of Laclede Group, Inc.

The lines of business that constitute the Non-Regulated Other activities of the corporate family are not considered separately reportable operating segments as defined by current accounting standards.

Item 2. Properties

The principal utility properties of Laclede Gas consist of approximately 8,224 miles of gas main, related service pipes, meters and regulators. Other physical properties include regional office buildings and holder stations. Extensive underground gas storage facilities and equipment are located in an area in North St. Louis County extending under the Missouri River into St. Charles County. Substantially all of Laclede Gas' utility plant is subject to the liens of its mortgage.

All of the utility properties of Laclede Gas are held in fee or by easement or under lease agreements. The principal lease agreements include underground storage rights that are of indefinite duration and the general office building. The current lease on the general office building extends through February 2005 with options to renew for up to 15 additional years.

For information on SM&P's lease obligations, see Note 17 in the Notes to the Consolidated Financial Statements on page 53.

Other non-regulated properties of The Laclede Group do not constitute a significant portion of its properties.

Item 3. Legal Proceedings

For a description of environmental matters, see Note 17 to the Consolidated Financial Statements on page 53. For a description of pending regulatory matters of Laclede Gas, see Part I, Item I, Business, Regulatory Matters on page 5.

Laclede Group and its subsidiaries are involved in litigation, claims, and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes the final outcome will not have a material adverse effect on the consolidated financial position and results of operations reflected in the financial statements presented herein.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of fiscal year 2003.

EXECUTIVE OFFICERS OF REGISTRANT – Listed below are executive officers of Laclede Group and Laclede Gas as defined by the Securities and Exchange Commission.

Name, Age, and Position with Company *	Appointed (1)
D. H. Yaeger, Age 54	
The Laclede Group	
Chairman, President and Chief Executive Officer	October 2000
Laclede Gas	
Chairman, President and Chief Executive Officer	January 1999
President and Chief Executive Officer	January 1999
President and Chief Operating Officer	December 1997
SM&P	
Chief Executive Officer	January 2002
LER	
President	January 1999
Vice President	December 1995
K. J. Neises, Age 62	
Laclede Gas	
Executive Vice President - Energy and Administrative Services	January 2002
Senior Vice President - Energy and Administrative Services	March 1998
LER	
Vice President	February 2002
R. E. Shively, Age 41	
Laclede Gas	
Senior Vice President - Business and Services Development (2)	January 2001
SM&P	
President	March 2002

B. C. Cooper, Age 44	
The Laclede Group	

Chief Financial Officer (3)	September 2002
Laclede Gas	

Chief Financial Officer	September 2002
LER	

Vice President	October 2002
M. C. Pendergast, Age 47	
Laclede Gas	

Vice President - Associate General Counsel	January 2002
Assistant Vice President - Associate General Counsel	January 2000
(Associate General Counsel)	November 1997
M. R. Spotanski, Age 43	
Laclede Gas	

Vice President - Finance	January 2001
Assistant Vice President - Finance	January 2000
(Assistant to the President)	March 1998
M. D. Waltermire, Age 45	
Laclede Gas	

Vice President – Operations & Marketing	April 2003
Vice President – Operations & Marketing Planning	February 2003
Assistant Vice President – Planning	May 2001
(Director – Internal Audit)	January 1996
J. A. Fallert, Age 48	
Laclede Gas	

Controller	February 1998

R. L. Krutzman, Age 57

The Laclede Group	
Treasurer and Assistant Secretary	October 2000
Laclede Gas	
Treasurer and Assistant Secretary	February 1996
SM&P	
Assistant Treasurer	January 2002
LER	
Treasurer and Assistant Secretary	February 1996

M. C. Kullman, Age 43

The Laclede Group	
Corporate Secretary	October 2000
Laclede Gas	
Secretary and Associate General Counsel	February 2001
Secretary and Associate Counsel	February 1998
SM&P	
Secretary	January 2002
LER	
Secretary	February 1998

R. A. Skau, Age 46

Laclede Gas	
Assistant Vice President - Human Resources	September 2001
(Director, Labor Relations)	February 1999
(Manager, Labor Relations)	February 1996

*The information provided relates to the principal subsidiaries of the Company. Many of the executive officers have served or currently serve as officers or directors for other subsidiaries of the Company.

( ) Indicates a non-officer position.

(1) Officers of Laclede are normally reappointed at the Annual Meeting of the Board of Directors in January of each year "to serve for the ensuing year and until their successors are elected and qualify".

(2) Prior to joining Laclede, Mr. Shively was a principal in the Atlanta office of Scott Madden & Associates since December 1994.

(3) Mr. Cooper served as Vice President of Finance at GenAmerica Corporation since 2000, and prior to that he was Vice President/Controller from 1999 through 2000 and Second Vice President/Associate Controller at GenAmerica Corporation from 1995 through 1999. Before joining GenAmerica Corporation, he was with KPMG Peat Marwick LLP.

Item 5. Market for the Registrant's Common Equity and Related Shareholder Matters

The Laclede Group's common stock trades on the New York Stock Exchange (NYSE) under the symbol "LG". The high and the low sales price for the common stock for each quarter in the two most recent fiscal years are:

	Fiscal 2003		Fiscal 2002	
	High	Low	High	Low
1st Quarter	24.84	21.79	25.30	22.60
2nd Quarter	24.90	21.85	24.90	22.00
3rd Quarter	27.75	23.10	24.88	22.00
4th Quarter	28.70	24.85	25.00	19.00

The number of holders of record as of September 30, 2003 was 7,099.

Dividends declared on the common stock for the two most recent fiscal years were:

	Fiscal 2003	Fiscal 2002
1st Quarter	$.335	$.335
2nd Quarter	$.335	$.335
3rd Quarter	$.335	$.335
4th Quarter	$.335	$.335

For disclosures relating to securities authorized for issuance under equity compensation plans, please see Item 12, page 57.

Item 6. Selected Financial Data

The Laclede Group, Inc.

(Thousands, Except Per Share Amounts)	Fiscal Years Ended September 30 2003	2002	2001	2000	1999
Summary of Operations					
Operating Revenues:					
Regulated					
Gas distribution	$ 774,772	$ 592,097	$ 923,242	$ 529,250	$ 473,031
Non-Regulated					
Services	100,168	94,116	-	-	-
Gas marketing	163,861	64,798	69,455	31,331	14,118
Other	11,529	4,228	9,412	5,547	4,169
Total Operating Revenues	1,050,330	755,239	1,002,109	566,128	491,318
Operating Expenses:					
Regulated:					
Natural and propane gas	483,742	340,045	640,006	294,717	246,294
Other operation expenses	118,550	106,027	101,915	86,970	83,661
Maintenance	18,759	17,813	19,262	18,556	19,517
Depreciation & amortization	22,229	24,215	26,193	24,672	21,470
Taxes, other than income taxes	56,102	48,342	65,062	42,788	41,660
Total regulated operating expenses	699,382	536,442	852,438	467,703	412,602
Non-regulated					
Services	101,586	90,771	-	-	-
Gas marketing	159,105	64,042	68,338	30,831	14,033
Other	10,615	4,222	9,008	4,251	3,464
Total Operating Expenses	970,688	695,477	929,784	502,785	430,099
Operating Income	79,642	59,762	72,325	63,343	61,219
Allowance for Funds Used During Construction	(107)	(149)	749	397	739
Other Income and Income Deductions – Net	650	827	668	338	(942)
Income Before Interest and Income Taxes	80,185	60,440	73,742	64,078	61,016
Interest Charges:					
Interest on long-term debt	20,169	20,820	18,372	15,164	13,966
Preferred dividends and subsidiary trust distributions	2,743	-	-	-	-
Other interest charges	3,974	4,989	10,067	8,844	6,627
Total Interest Charges	26,886	25,809	28,439	24,008	20,593
Income Before Income Taxes	53,299	34,631	45,303	40,070	40,423
Income Tax Expense	18,652	12,247	14,831	14,105	14,361
Net Income	34,647	22,384	30,472	25,965	26,062
Dividends on Redeemable Preferred Stock – Laclede Gas	62	68	87	93	97
Net Income Applicable to Common Stock	$ 34,585	$ 22,316	$ 30,385	$ 25,872	$ 25,965
Basic Earnings Per Share of Common Stock	$1.82	$1.18	$1.61	$1.37	$1.43
Diluted Earnings Per Share of Common Stock	$1.82	$1.18	$1.61	$1.37	$1.43

Item 6. Selected Financial Data (continued)

The Laclede Group, Inc.

(Thousands, Except Per Share Amounts)	Fiscal Years Ended September 30 2003	2002	2001	2000	1999
Dividends Declared –					
Common Stock	$ 25,492	$ 25,311	$ 25,296	$ 25,297	$ 24,459
Dividends Declared Per					
Share of Common Stock	$1.34	$1.34	$1.34	$1.34	$1.34
Utility Plant					
Gross Plant – End of Period	$1,030,665	$ 988,747	$ 949,775	$ 915,998	$ 872,527
Net Plant – End of Period	621,247	594,376	569,640	545,715	517,635
Construction Expenditures	49,926	48,765	46,952	51,635	48,698
Property Retirements	8,007	9,769	13,141	6,663	8,190
Goodwill	28,124	27,455	-	-	-
Other Property and Investments	44,598	46,986	32,893	29,664	27,866
Total Assets	$1,201,398	$1,090,990	$ 975,910	$ 931,740	$ 837,664
Capitalization -					
End of Period					
Common Stock and Paid-In					
Capital	$ 87,542	$ 83,588	$ 106,590	$ 106,579	$ 106,570
Retained Earnings	211,610	202,517	205,512	200,423	199,848
Accumulated Other Comprehensive					
Income / (Loss)	(80)	(339)	-	-	(77)
Treasury Stock	-	-	(24,017)	(24,017)	(24,017)
Common Stock Equity	299,072	285,766	288,085	282,985	282,324
Redeemable Preferred Stock –					
Laclede Gas	1,258	1,266	1,588	1,763	1,923
Obligated mandatorily redeemable preferred securities of subsidiary trust	45,000	-	-	-	-
Long-Term Debt	259,625	259,545	284,459	234,408	204,323
Total Capitalization	$ 604,955	$ 546,577	$ 574,132	$ 519,156	$ 488,570
Shares of Common Stock					
Outstanding – End of Period	19,082	18,921	18,878	18,878	18,878
Book Value Per Share	$15.67	$15.10	$15.26	$14.99	$14.96

Laclede Gas Company's Selected Financial Data is included in Exhibit 99.1.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE LACLEDE GROUP, INC.

INTRODUCTION

This management's discussion analyzes the financial condition and results of operations of The Laclede Group, Inc. (Laclede Group or the Company) and its subsidiaries, under the corporate organizational structure that was in place during the three fiscal years ended September 30, 2003. It includes management's view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year, and their effects on overall financial condition and liquidity. Effective October 1, 2001, the corporation reorganized, such that Laclede Gas Company (Laclede Gas or the Utility) and its subsidiaries became separate subsidiaries of Laclede Group, an exempt holding company under the Public Utility Holding Company Act of 1935. The consolidated results of Laclede Group for fiscal years 2003 and 2002 are comparable to the consolidated results for Laclede Gas for fiscal year 2001. Note 2 to the Consolidated Financial Statements discusses the holding company structure.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as "may," "anticipate," "believe," "estimate," "expect," "intend," "plan," "seek," and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

- weather conditions and catastrophic events;
- economic, competitive, political and regulatory conditions;
- legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
  - allowed rates of return
  - incentive regulation
  - industry and rate structures
  - purchased gas adjustment provisions
  - franchise renewals
  - environmental or safety matters
  - taxes
  - accounting standards;
- the results of litigation;
- retention, ability to attract, ability to collect from and conservation efforts of customers;
- capital and energy commodity market conditions including the ability to obtain funds for necessary capital expenditures and general operations and the terms and conditions imposed for obtaining sufficient gas supply; and
- employee workforce issues.

Readers are urged to consider the risks, uncertainties and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's Consolidated Financial Statements and the combined notes thereto.

RESULTS OF OPERATIONS

Earnings

Laclede Group's results are primarily impacted by the regulated activities of its largest subsidiary, Laclede Gas, Missouri's largest natural gas distribution company. Utility earnings are generated by the sale of heating energy, which historically have been heavily influenced by the weather. During fiscal 2002, earnings from this segment suffered from a significant weather-related reduction in natural gas sales, primarily as a result of a heating season that was the fifth warmest on record and 15% warmer than normal. In sharp contrast, natural gas sales returned to near-normal levels for fiscal 2003 as the heating season was just 1% colder than normal, but 21% colder than fiscal 2002. The significantly warmer temperatures experienced in fiscal 2002 were 22% warmer than in fiscal 2001.

As part of the 2002 rate case settlement, the Utility initiated, effective November 9, 2002, an innovative weather mitigation rate design that lessens the impact of weather volatility on Laclede Gas customers during cold winters and is expected to stabilize the Utility's earnings for the future.

Laclede Group's net income applicable to common stock for fiscal 2003 was $34.6 million, compared with $22.3 million for fiscal 2002, and $30.4 million for fiscal 2001. Laclede Group's basic and diluted earnings per share were $1.82 for the twelve months ended September 30, 2003 compared with $1.18 per share for the same period last year. The $.64 per share increase in earnings was primarily attributable to increased earnings reported by Laclede Gas. In addition to the favorable effect of higher gas sales arising from the colder weather, earnings also improved due to the impacts of rate changes put into effect by Laclede Gas on December 1, 2001 and November 9, 2002, higher income from off-system sales and capacity release, and benefits resulting from the Utility's management of its annual gas supply costs. These factors were partially offset by the effect of income recorded in fiscal 2002 produced by the Utility's Price Stabilization Program and higher costs of doing business. The increased Utility earnings, coupled with higher earnings reported by Laclede Group's non-regulated gas marketing subsidiary, Laclede Energy Resources, Inc. (LER), were partially offset by decreased results this year by SM&P Utility Resources, Inc. (SM&P), a non-regulated subsidiary acquired January 28, 2002. SM&P's results mainly reflect the full fiscal year effect of seasonal losses this year, right-sizing costs related to the loss of revenue related to two customers (discussed below), and additional start up costs related to SM&P's expansion into new markets and the addition of new customers.

Laclede Group's basic earnings per share were $1.18 for the twelve months ended September 30, 2002 compared with $1.61 per share for the twelve month period ending September 30, 2001. The $.43 per share decrease in earnings was primarily attributable to reduced earnings reported by Laclede Gas. The utility's earnings were adversely affected by (1) lower gas sales arising from temperatures in its service area that were significantly warmer than the prior year; and, (2) the Missouri Public Service Commission's decision not to extend the Utility's Gas Supply Incentive Plan (GSIP) beyond September 30, 2001. The GSIP produced significant benefits for customers and shareholders during the preceding five years during which the program was in effect. These factors were partially offset by (1) the benefit of the general rate increase effective on December 1, 2001; (2) nearly $4.9 million of pre-tax income from the Utility's Price Stabilization Program (PSP) recorded in 2002; and (3) higher income from off-system sales and capacity release revenues. The PSP is discussed further in the Regulatory Matters section below. Laclede Group's consolidated earnings were positively impacted by income recorded by SM&P since its acquisition on January 28, 2002, amounting to approximately $1.4 million, or $.08 per share.

Operating Revenues

Regulated operating revenues for fiscal year 2003 increased $182.7 million, or 30.9%, above fiscal 2002. The increase in operating revenues was primarily comprised of higher natural gas sales levels resulting from colder weather and other variations amounting to $61.8 million, higher PGA rates that are passed on to Utility customers (subject to prudence review) of $87.2 million, increased off-system and capacity release revenues of $18.5 million, and the general rate increases amounting to $15.2 million.

Regulated operating revenues for fiscal year 2002 decreased $331.1 million, or 35.9%, below fiscal 2001, reflecting both the return to a more traditional level of wholesale gas prices and a weather-related reduction in natural gas sales. The decrease in operating revenues was primarily comprised of lower wholesale natural gas costs of $228.2 million and lower natural gas sales levels and other variations of $125.3 million. These factors were slightly offset by the benefit of the Utility's general rate increase, implemented December 1, 2001, amounting to $9.2 million, and higher off-system sales, capacity release and incentive revenues of $13.2 million.

Laclede Gas sold and transported 1.13 billion therms in 2003 compared with 1.06 billion and 1.12 billion in 2002 and 2001, respectively.

Laclede Group's non-regulated services operating revenues for fiscal year 2003 increased $6.1 million from those revenues for last fiscal year primarily attributable to the twelve-month effect of revenues recorded this year by SM&P (acquired January 28, 2002), partially offset by the partial loss of revenue related to two customers. Non-regulated services operating revenues increased $94.1 million in fiscal year 2002 (from fiscal year 2001) due to the increased revenues from the SM&P acquisition during fiscal year 2002.

Non-regulated gas marketing revenues increased $99.1 million from those revenues for fiscal year 2002 primarily due to increased gas marketing sales by Laclede Energy Resources, Inc. Non-regulated gas marketing revenues decreased $4.7 in fiscal year 2002 (from fiscal year 2001) primarily due to decreased gas marketing sales by Laclede Energy Resources, Inc.

Non-regulated other operating revenues increased $7.3 million in fiscal year 2003 from fiscal year 2002, and decreased $5.2 million in fiscal year 2002 from fiscal year 2001. These variations were primarily due to changes in sales levels recorded by Laclede Pipeline Company.

Operating Expenses

Regulated operating expenses in fiscal 2003 increased $162.9 million, or 30.4%, from fiscal 2002. Natural and propane gas expense increased $143.7 million primarily attributable to higher volumes purchased for sendout arising from the colder weather, higher rates charged by our suppliers, and higher off system gas expense. Other operation and maintenance expenses increased $13.4 million, or 10.9%, primarily due to increased pension expense, a higher provision for uncollectible accounts, increased group insurance charges, higher wage rates, and increased insurance premiums. These factors were partially offset by reduced distribution charges. Depreciation and amortization expense decreased $2.0 million primarily due to the effect of negative amortization of a portion of the depreciation reserve effective July 1, 2002, as authorized by the MoPSC (see Note 1 related to Utility Plant, Depreciation and Amortization). This effect was partially offset by increased depreciable property. Taxes, other than income, increased $7.8 million, or 16.1%, primarily due to higher gross receipts taxes, reflecting the increased revenues.

Regulated operating expenses in fiscal 2002 decreased $316.0 million, or 37.1%, from fiscal 2001. Natural and propane gas expense decreased $300.0 million primarily due to decreased rates charged by suppliers and lower volumes purchased for sendout due to the warmer weather, partially offset by higher off-system gas expense. Other operation and maintenance expenses increased $2.7 million, or 2.2%, primarily due to higher group insurance charges, higher wage rates, increased insurance premiums, lower net pension credits, and costs to remove retired utility plant. These factors were partially offset by a lower provision for uncollectible accounts and reduced distribution and maintenance charges. Depreciation and amortization expense decreased $2.0 million primarily due to the effect of lower depreciation rates instituted December 1, 2001 and negative amortization of a portion of the depreciation reserve effective July 1, 2002, as authorized by the MoPSC (see Note 1 related to Utility Plant, Depreciation and Amortization). These effects were partially offset by increased depreciable property. Taxes, other than income, decreased $16.7 million, or 25.7%, primarily due to lower gross receipts taxes, reflecting the decreased revenues.

Laclede Group's non-regulated services operating expenses in fiscal year 2003 increased $10.8 million due to the twelve-month effect of operating expenses recorded this year by SM&P (compared with fiscal year 2002), right-sizing costs expensed this year related to the aforementioned customer loss, and additional start up costs related to adding customers in new markets. Non-regulated services operating expenses increased $90.8 million in fiscal year 2002 (from fiscal year 2001) due to the acquisition of SM&P during fiscal year 2002.

Non-regulated gas marketing operating expenses increased $95.1 million and other non-regulated operating expenses increased $6.4 million in fiscal year 2003 mainly due to higher expenses associated with increased sales levels. Non-regulated gas marketing operating expenses decreased $4.3 million and other non-regulated operating expenses decreased $4.8 million in fiscal year 2002, compared with fiscal year 2001 primarily due to lower expenses associated with decreased sales levels.

Interest Charges

Interest expense increased $1.1 million, or 4.2%, in fiscal 2003 (compared with fiscal 2002) primarily due to the issuance of trust preferred securities in December 2002, partially offset by lower interest on long-term debt (due to the May 2003 maturity of $25 million of 6 1/4% First Mortgage Bonds) and reduced short-term interest expense (primarily due to lower rates).

Interest expense decreased $2.6 million, or 9.2%, in fiscal 2002 (compared with fiscal 2001) primarily due to decreased short-term interest expense (reflecting lower rates and reduced average borrowings), partially offset by higher interest on long-term debt resulting from the issuance of $50 million of 6 5/8% First Mortgage Bonds in June 2001 and interest charges related to the bank note used to finance the acquisition of SM&P.

Income Taxes

The variations in income taxes for all periods reported are primarily due to changes in pre-tax income.

Other Matters

In November 2002, two customers notified SM&P that, due to actions they have taken to address workforce management issues, they did not intend to continue to outsource certain functions, which include locating services provided by SM&P, after February and March 2003. One of these customers notified SM&P in January 2003 that it would continue to outsource a portion of its locating services provided by SM&P beyond that timeframe. Revenue from these customers totaled approximately $29 million and $45 million for fiscal 2003 and 2002, respectively. In connection with the reduction in work from these customers, SM&P made reductions in the required levels of personnel, facilities and equipment, for which the Company recorded an after-tax charge of approximately $1 million, all of which was expensed during the quarter ended March 31, 2003.

Labor Agreement

On July 30, 2000, Laclede Gas and Union representatives reached a new four-year labor agreement replacing the prior agreement that was to expire July 31, 2000. The new contract extends through July 31, 2004. The settlement resulted in wage increases of 2.75% in all four years, along with lump-sum payment provisions and other benefit improvements.

CRITICAL ACCOUNTING POLICIES

Our Discussion and Analysis of our financial condition, results of operations, liquidity and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following represent the more significant items requiring the use of judgment and estimates in preparing our consolidated financial statements:

> Allowances for doubtful accounts – Estimates of the collectibility of trade accounts receivable are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors.
>
> Employee benefits and postretirement obligations – Pension and postretirement obligations are calculated by actuarial consultants that utilize several statistical factors and other assumptions related to future events, such as discount rates, returns on plan assets, compensation increases, and mortality rates. The amount of expense recognized by the Utility is dependent on the regulatory treatment provided for such costs. Certain liabilities related to group medical benefits and workers' compensation claims, portions of which are self-insured and/or contain stop/loss coverage with third-party insurers to limit exposure, are established based on historical trends.

Goodwill valuation – In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is required to be tested for impairment annually or whenever events or circumstances occur that may reduce the value of goodwill. In performing impairment tests, valuation techniques require the use of estimates with regard to discounted future cash flows of operations, involving judgments based on a broad range of information and historical results. If the test indicates impairment has occurred, goodwill would be reduced which would adversely impact earnings.

Laclede Gas accounts for its regulated operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). Management believes that the current regulatory environment supports the continued use of SFAS No. 71 and that all regulatory assets and liabilities are recoverable or refundable through the regulatory process. We believe the following represent the more significant items recorded through the application of SFAS No. 71:

The Utility's Purchased Gas Adjustment (PGA) Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including the costs, cost reductions and related carrying costs associated with the Utility's use of natural gas financial instruments to hedge the purchase price of natural gas. The difference between actual costs incurred and costs recovered through the application of the PGA are recorded as regulatory assets and liabilities that are recovered or refunded in a subsequent period.

The Company records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts for regulated companies, and will be reflected as income or loss for non-regulated companies. Also, pursuant to the direction of the MoPSC, Laclede Gas' provision for income tax expense for financial reporting purposes reflects an open-ended method of tax depreciation. This method is consistent with the regulatory treatment prescribed by the MoPSC to depreciate the Utility's assets.

For further discussion of significant accounting policies, see Note 1 to the Consolidated Financial Statements included in this report on Form 10-K on page 39.

REGULATORY MATTERS

At the state level, there have been several important developments during the fiscal year affecting Laclede Gas, some of which are still pending.

Laclede Gas previously appealed the MoPSC's decision in its 1999 rate case relative to the calculation of its depreciation rates. The Circuit Court remanded the decision to the MoPSC based on inadequate findings of fact. The MoPSC upheld its previous order and Laclede Gas appealed this second order to the Circuit Court. In 2002, the Circuit Court ruled that the MoPSC's second order was lawful and reasonable, and Laclede Gas appealed the Circuit Court's decision to the Missouri Western District Court of Appeals. On March 4, 2003 the Court of Appeals issued an opinion remanding the decision to the MoPSC based on the MoPSC's failure to support and explain its decision with adequate findings of fact. In May 2003, the Court of Appeals rejected the MoPSC's request that the Court reconsider its opinion or transfer this matter to the Missouri Supreme Court.

On May 31, 2002, the Staff of the Commission filed a Motion to Investigate Laclede Gas Company's alleged transfer of its gas supply function to Laclede Energy Services, Inc. (LES), a subsidiary of Laclede Group, and such action's ramifications, including whether such alleged transfer required Commission approval or was otherwise lawful. On June 10, 2002 Laclede Gas responded, pointing out that it had not transferred its gas supply functions to LES but had instead delegated five employees to LES with responsibility for performing various gas supply administrative duties, many of which had been performed in prior years by an outside party. Laclede Gas remained primarily responsible for the gas supply function. Laclede Gas urged the Commission to deny Staff's Motion on this and other grounds. The Commission concluded that a case should be established to investigate the issues raised by the Staff. The Commission also ordered the Staff to file a status report regarding progress of the investigation and Laclede Gas to file any responses to the Staff's status report. On March 28, 2003, Laclede Gas filed a Motion with the Commission indicating that LES would be dissolved and that in light of such action the parties had agreed that the investigation could be terminated and the case closed. On April 14, 2003, LES ceased to exist as a corporation. On April 22, 2003, the Commission ordered that the investigation be dismissed and the case closed. The dissolution of LES had no material effect on the financial position and results of operations of Laclede Group.

On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal 2001. In its recommendation, the Staff proposed to disallow approximately $4.9 million in pre-tax gains achieved by Laclede Gas in its incentive-based Price Stabilization Program. This Program was discontinued at the end of the 2001-2002 heating season. Laclede Gas believes that Staff's position lacks merit and has vigorously opposed the adjustment in proceedings before the MoPSC, including a formal hearing that was held on this matter in February 2003. Nevertheless, on April 29, 2003, the MoPSC decided by a 3-2 vote to disallow the $4.9 million in pre-tax gains achieved by Laclede Gas, and directed Laclede Gas to flow through such amount to its customers in its November 2003 PGA filing. On June 19, 2003, Laclede Gas appealed the MoPSC's decision to the Cole County Circuit Court. On October 10, 2003, the Circuit Court issued an order staying the MoPSC's decision requiring Laclede to flow through the $4.9 million to customers. Pursuant to the Stay Order, Laclede will instead pay the $4.9 million into the Court's registry pending a final judicial determination of Laclede's entitlement to such amounts. On November 5, 2003, the Circuit Court of Cole County, Missouri, issued its Order and Judgment vacating and setting aside the Commission's decision on the grounds that it was unlawful and not supported by competent and substantial evidence on the record. The Court's Order and Judgment becomes final 30 days after the date it was issued, at which time it will be subject to appeal.

On July 29, 2002, Laclede Gas filed a proposed Catch-Up/Keep-Up Program with the MoPSC that would permit the Company to use a portion of the savings from its negotiated pipeline discounts to fund a low-income energy assistance program. Pursuant to, and among revisions to the Program filed by the Utility on September 23, 2002, the amount of discount savings that could be used for this purpose would be limited to $6 million per year. In response to certain objections filed by the MoPSC Staff and Missouri Office of the Public Counsel, the Commission suspended the tariffs implementing the Program and scheduled a prehearing conference that occurred on October 23, 2002. Formal hearings were held on December 2 and 3, 2002. On January 16, 2003, the Commission, by a 3 to 2 vote, issued an order rejecting the proposed plan. On January 23, 2003, the Utility filed a Motion for Reconsideration seeking to identify whether the Commission would approve the Program at a reduced funding level of $3 million per year. On February 13, 2003 the Commission convened a hearing for oral argument. On March 6, 2003 the Commission denied the Company's Motion for Reconsideration.

On October 3, 2002, the MoPSC approved a settlement reached among the parties to the 2002 rate case, filed by Laclede Gas on January 25, 2002. The terms of the settlement included (1) an annual rate increase of $14 million effective on November 9, 2002; (2) a moratorium on additional rate filings until March 1, 2004; and (3) an innovative rate design that is expected to provide the Utility with the ability to recover its distribution costs, which are essentially fixed, in a manner that is significantly less sensitive to weather. The settlement also provided for, among other things, changes resulting in negative amortization of the depreciation reserve of $3.4 million annually effective from July 1, 2002 until the Utility's next rate case proceeding, minor changes in depreciation rates effective January 1, 2003, and changes in the regulatory treatment of pension costs primarily designed to stabilize such costs, effective beginning fiscal 2003. Also approved was an incentive program beginning in fiscal 2003 under which the Utility may achieve, under specific conditions, income related to management of its gas supply commodity costs. Previously deferred costs of $.3 million are being recovered and amortized on a straight-line basis over a ten-year period, without return on investment, effective with implementation of the new rates, in addition to certain amounts authorized previously.

On July 10, 2003, a bill was signed into Missouri law that, among other things, allows gas utilities to adjust their rates twice a year to recover the depreciation, property taxes, and rate of return on facility-related expenditures that are made to comply with state and federal safety requirements or to relocate facilities in connection with public improvement projects. This bill was signed into law and became effective on August 28, 2003. The bill did not have any impact on Laclede during fiscal year 2003, and the Utility is currently evaluating the impact it may have on future periods. The Utility anticipates that the bill will have a generally favorable impact on cash flows and earnings.

On October 9, 2003, the MoPSC issued an order conditionally granting the Utility's request for a three year extension, through October 31, 2006, of its authorization to issue securities pursuant to its Universal Shelf Registration. The extension authorizes the Utility to issue securities in an amount not to exceed $270 million, which represented the unused portion of the $350 million Shelf Registration amount previously authorized in 2000.

ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," which requires all business combinations in the scope of this Statement to be accounted for using the purchase method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. The FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses how acquired goodwill and other intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon acquisition and after they have been initially recognized in the financial statements. The Company had adopted the provisions of SFAS No. 141 with the acquisition of SM&P. As required by SFAS No. 141, the goodwill for SM&P is being accounted for consistent with the provisions of SFAS No. 142. The complete adoption of SFAS Nos. 141 and 142 on October 1, 2002 did not have a material effect on the financial position or results of operations of Laclede Group.

The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The provisions of the Statement provide for rate-regulated entities that meet the criteria for application of SFAS No. 71, such as Laclede Gas, to recognize regulatory assets or liabilities for differences in the timing of recognition of the period costs associated with asset retirement obligations for financial reporting pursuant to this Statement and rate-making purposes. The adoption of this Statement on October 1, 2002 did not affect the financial position or results of operations of Laclede Group. There are legal obligations related to final abandonment of the Utility's gas distribution system. However, these obligations related to mass property and other distribution system assets generally continue in perpetuity and can not be measured under SFAS No. 143 because of indeterminate settlement dates and cash flow estimates.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to consolidate accounting guidance on various issues related to this matter. Adoption of this Statement in fiscal 2003 did not have a material effect on the financial position or results of operations of Laclede Group.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 did not have a material effect on the financial position or results of operations of Laclede Group.

SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," provides alternative methods for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this statement requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the method used on reported results. The disclosure provisions are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The required disclosures are included in Note 1, page 38.

SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for all hedging relationships designated after June 30, 2003. There was no effect on the financial position or results of operations of Laclede Group.

SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company's obligated mandatorily redeemable preferred securities of subsidiary trust and redeemable preferred stock are liabilities under the provision of SFAS No. 150 and are presented within the Capitalization section on the Consolidated Balance Sheets. There was not a material effect on the financial position or results of operations of Laclede Group.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", requires an entity to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This requirement is to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. This Interpretation also requires disclosures in interim and annual financial statements about obligations under certain guarantees that the entity has issued. These disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The required disclosures are included in Note 17, page 53.

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", addresses consolidation of business enterprises of variable interest entities. This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first interim period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest acquired before February 1, 2003. The Company is currently evaluating the effect of this pronouncement on the consolidation of its obligated mandatorily redeemable preferred securities of subsidiary trust, but does not expect a material effect on the financial position or results of operations of Laclede Group.

In October 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 02-3, "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The consensus rescinded EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The consensus precludes mark-to-market accounting for all energy trading contracts not within the scope of SFAS No. 133, "Accounting for Derivative and Hedging Activities." The consensus to rescind EITF 98-10 is applicable for fiscal periods beginning after December 15, 2002, except that energy trading contracts not within the scope of SFAS No. 133 purchased after October 25, 2002, but prior to the implementation of the consensus, are not permitted to apply mark-to-market accounting. The EITF also reached a consensus that gains and losses on derivative instruments within the scope of SFAS No. 133 should be shown net in the income statement if the derivative instruments are purchased for trading purposes. Application of these consensuses did not have a material effect on the financial position or results of operations of Laclede Group.

INFLATION

The accompanying consolidated financial statements reflect the historical costs of events and transactions, regardless of the purchasing power of the dollar at the time. Due to the capital-intensive nature of the business of Laclede Gas, the most significant impact of inflation is on the depreciation of utility plant. Rate regulation, to which Laclede Gas is subject, allows recovery through its rates of only the historical cost of utility plant as depreciation. While no plans exist to undertake replacements of plant in service other than normal replacements and those under existing replacement programs, Laclede Gas believes that any higher costs experienced upon replacement of existing facilities would be recovered through the normal regulatory process.

CREDIT RATINGS

As of September 30, 2003, credit ratings for outstanding securities for Laclede Group and Laclede Gas issues were as follows:

Type of Facility	S&P	Moody's	Fitch
Laclede Group Corporate Rating	A		
Laclede Gas First Mortgage Bonds	A	A3	A+
Laclede Gas Commercial Paper	A-1	P-2	
Trust Preferred Securities	A-	Baa3	BBB+

On May 5, 2003, Standard & Poor's (S&P) downgraded the long-term corporate credit rating for Laclede Group and Laclede Gas' First Mortgage Bonds from A+ to A. S&P cited bondholder protection parameters that have eroded due to several successive warmer-than-normal winters and increasing debt leverage as reasons for the downgrade. S&P ratings outlook is currently stable.

The Company's ratings remain investment grade, and the Company believes that it will have adequate access to the markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.

LIQUIDITY AND CAPITAL RESOURCES

The Company's short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the gap between when it purchases its natural gas and when its customers pay for that gas. These short-term cash requirements have traditionally been met through the sale of commercial paper supported by lines of credit with banks.

During the fiscal year 2003 heating season, Laclede Gas had lines of credit in place of up to $230 million. Laclede Gas sold commercial paper aggregating to a maximum of $220.7 million at any one time during the fiscal year, but did not borrow from the banks under the aforementioned agreements. At this writing, Laclede Gas has aggregate lines of credit totaling $290 million, including a seasonal credit line of $25 million expiring February 13, 2004. Short-term commercial paper borrowings outstanding at September 30, 2003 were $218.2 million at a weighted average interest rate of 1.16%. Based on short-term borrowings at September 30, 2003, a change in interest rates of 100 basis points would increase or decrease pre-tax earnings and cash flows by approximately $2.2 million on an annual basis.

Most of Laclede Gas' lines of credit include a covenant limiting total debt, including short-term debt, to no more than 70% of total capitalization. On September 30, 2003, total debt was 64% of total capitalization.

Laclede Gas has filed a shelf registration on Form S-3. Of the $350 million of securities originally registered under this S-3, $270 million of debt securities remained registered and unissued as of September 30, 2003. The original MoPSC authorization for issuing securities registered on this Form S-3 expired in September 2003. In response to an application filed by the Utility, the MoPSC has extended this authorization through October 31, 2006. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.

On May 1, 2003, $25 million of 6 1/4% Series First Mortgage Bonds matured and were funded with the sale of commercial paper. At September 30, 2003, Laclede Gas had fixed-rate long-term debt totaling $260 million. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

Short-term cash requirements outside of Laclede Gas have been met with internally-generated funds. However, Laclede Group has a $20 million working capital line of credit obtained from U.S. Bank National Association, expiring in June 2004, with interest rates indexed to LIBOR or Prime, to meet short-term liquidity needs of its subsidiaries. In April 2003, the ratings triggers in this line of credit were replaced by a covenant limiting the total debt of Laclede Gas Company to no more than 70% of the utility's total capitalization (as noted above, this ratio stood at 64% on September 30, 2003.) This line has been used to provide a letter of credit of $0.5 million on behalf of SM&P. The letter of credit has not been drawn, nor have there been other uses of this credit line to date. It may, however, be used for seasonal funding needs of the various subsidiaries from time to time throughout the year.

On December 16, 2002, Laclede Capital Trust I issued 1,800,000 trust preferred securities at a par value of $25.00 each and a distribution rate of 7.70%. These securities mature December 1, 2032, but may be redeemed at Laclede's option on or after December 16, 2007. The proceeds of this issuance were used to repay Laclede Group's short-term loan of $42.8 million from U. S. Bank, which had funded the acquisition in January 2002 of SM&P Utility Resources, Inc., and for other general corporate purposes. These trust preferred securities were issued under Laclede Group's shelf registration on Form S-3, which became effective May 6, 2002, and allows for the issuance of equity securities, other than preferred stock, and debt securities. Of the $500 million of securities originally registered under this S-3, $408.6 million remain registered and unissued as of September 30, 2003. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.

SM&P has several operating leases, the aggregate annual cost of which is approximately $5 million, consisting primarily of 12-month operating leases, with renewal options, for vehicles used in its business. Upon acquisition of SM&P, Laclede Group assumed parental guarantees of certain of those vehicle leases. Laclede Group anticipates that the maximum guarantees related to existing leases will not exceed $12 million.

Laclede Group had guarantees outstanding totaling $1.0 million for performance and payment of certain wholesale gas supply purchases by Laclede Energy Resources, Inc. (LER) (its non-regulated marketing affiliate), as of September 30, 2003. Laclede Group issued an additional $1.0 million guarantee in November 2003 on behalf of LER.

Utility construction expenditures were $49.9 million in fiscal 2003 compared with $48.8 million in fiscal 2002 and $47.0 million in fiscal 2001. Laclede Gas expects fiscal 2004 utility construction expenditures to approximate $57 million. Non-regulated construction expenditures for fiscal 2003 were $1.2 million compared with $4.2 million in fiscal 2002, and are estimated at approximately $1.8 million in fiscal 2004.

Consolidated capitalization at September 30, 2003, excluding current obligations of long-term debt, consisted of 49.5% Laclede Group common stock equity, .2% Laclede Gas preferred stock, 7.4% Laclede Capital Trust I preferred securities and 42.9% Laclede Gas long-term debt. The portion of preferred securities in the consolidated capital structure increased with the December 16, 2002 issuance of trust preferred securities by Laclede Capital Trust I.

The ratio of earnings to fixed charges was 2.8 for 2003, 2.2 for 2002 and 2.6 for 2001.

It is management's view that the Company has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

MARKET RISK

Laclede Gas adopted a risk management policy that provides for the purchase of natural gas financial instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility's use of natural gas financial instruments are allowed to be passed on to the Utility's customers through the operation of its Purchased Gas Adjustment Clause, through which the MoPSC allows the Utility to recover gas supply costs. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these financial instruments. At September 30, 2003, the Utility held approximately 13.8 million MmBtu of futures contracts at an average price of $5.82 per MmBtu. Additionally, approximately 15.2 million MmBtu of other price risk mitigation was in place through the use of option-based strategies. These positions have various expiration dates, the longest of which extends through September 2004.

In the course of its business, Laclede Group's non-regulated marketing affiliate, Laclede Energy Resources, Inc. (LER), enters into fixed price commitments for the sale of natural gas to customers. LER manages the price risk associated with these sales by either closely matching the purchases of physical supplies at fixed prices or through the use of exchange-traded futures contracts to lock in margins. At September 30, 2003, LER's open positions were not material to Laclede Group's financial position or results of operations.

ENVIRONMENTAL MATTERS

Laclede Gas is subject to various environmental laws and regulations that, to date, have not materially affected the Company's financial position and results of operations. As these laws, regulations, and their interpretation evolve, however, additional costs may be incurred.

With regard to a former manufactured gas plant site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of September 30, 2003, Laclede Gas has paid or reserved for these actions. If regulators require additional actions or assert additional claims, Laclede Gas will incur additional costs.

Laclede Gas enrolled a second former manufactured gas plant site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides opportunities to minimize the scope and cost of site cleanup while maximizing possibilities for site development. This site is located in and is presently owned by the City of St. Louis, Missouri. The City of St. Louis has separately authorized a developer to prepare both a Remedial Action Plan (RAP), for submission to the VCP, and a site development plan. Laclede Gas is engaged in ongoing meetings with the developer to determine what role, if any, it might play in these efforts. Laclede Gas continues to evaluate other options as well, including, but not limited to, the submission of its own RAP to the VCP. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting may be approximately $650,000. Currently, Laclede Gas has paid or reserved for these actions. Laclede Gas has requested that other former site owners and operators share in these costs and one party has agreed to participate and has reimbursed Laclede Gas to date for $173,000. Laclede Gas anticipates additional reimbursement from this party. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties if practicable.

Costs incurred are charged to expense or capitalized in accordance with generally accepted accounting principles. A predetermined level of expense is recovered through Laclede Gas' rates.

Laclede Gas has been advised that a third former manufactured gas plant site may require remediation. Laclede Gas does not and for many years has not owned this site. At this time it is not clear whether Laclede Gas will incur any costs in connection with environmental investigations or remediation at the site, and if it does incur any costs, what the amount of those costs would be.

While the scope of costs relative to the Shrewsbury site will not be significant, the scope of costs relative to the other sites is unknown and may be material. Laclede Gas has notified its insurers that it seeks reimbursement of its costs at these three manufactured gas plant sites. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. With regard to the Shrewsbury site, denials of coverage are not expected to have any material impact on the financial position and results of operations of Laclede Gas. With regard to the other two sites, since the scope of costs are unknown and may be significant, denials of coverage may have a material impact on the financial position and results of operations of Laclede Gas. Such costs, if incurred, have typically been subject to recovery in rates.

OFF-BALANCE SHEET ARRANGEMENTS

Laclede Group has no off-balance sheet arrangements.

Laclede Gas Company's Management Discussion and Analysis of Financial Condition is included in Exhibit 99.1

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

For this discussion, see the “Market Risk” subsection in Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25.

Item 8. Financial Statements and Supplementary Data

Independent Auditors' Report

To the Board of Directors and Shareholders of The Laclede Group, Inc.:

We have audited the consolidated balance sheets and statements of consolidated capitalization of The Laclede Group, Inc. and its subsidiaries ("the Company") as of September 30, 2003 and 2002, and the related statements of consolidated income, common shareholder' equity, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2003. Our audits also included the financial statement schedule listed in the Index at Part IV, Item 15(a) 2. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Laclede Group, Inc. and its subsidiaries as of September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

St. Louis, Missouri
November 18, 2003

Management Report

Management is responsible for the preparation, presentation and integrity of the consolidated financial statements and other financial information in this report. The statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts that are based on management's best estimates and judgments. In the opinion of management, the financial statements fairly reflect the Company's financial position, results of operations and cash flows.

The Company maintains internal accounting systems and related administrative controls that are designed to provide reasonable assurance, on a cost-effective basis, that transactions are executed in accordance with management's authorization, that consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and that the Company's assets are properly accounted for and safeguarded.

The Company's Internal Audit Department, which has unrestricted access to all levels of Company management, monitors compliance with established controls and procedures.

Deloitte & Touche LLP, the Company's independent auditors, whose report is contained herein, are responsible for auditing the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Such standards include obtaining an understanding of the internal control structure in order to design the audit of the financial statements.

The Audit Committee of the Board of Directors, which consists of four outside directors, meets periodically with management, the internal auditor, and the independent auditors to review the manner in which they are performing their responsibilities. Both the internal auditor and the independent auditors periodically meet alone with the Audit Committee and have access to the Audit Committee at any time.

Douglas H. Yaeger
Chairman of the Board,
President and Chief Executive Officer

Barry C. Cooper
Chief Financial Officer

Item 8. Financial Statements and Supplementary Data

THE LACLEDE GROUP, INC.
STATEMENTS OF CONSOLIDATED INCOME

(Thousands, Except Per Share Amounts) Years Ended September 30	2003	2002	2001
Operating Revenues:			
Regulated			
Gas distribution	$ 774,772	$ 592,097	$ 923,242
Non-Regulated			
Services	100,168	94,116	-
Gas marketing	163,861	64,798	69,455
Other	11,529	4,228	9,412
Total Operating Revenues	1,050,330	755,239	1,002,109
Operating Expenses:			
Regulated			
Natural and propane gas	483,742	340,045	640,006
Other operation expenses	118,550	106,027	101,915
Maintenance	18,759	17,813	19,262
Depreciation and amortization	22,229	24,215	26,193
Taxes, other than income taxes	56,102	48,342	65,062
Total regulated operating expenses	699,382	536,442	852,438
Non-Regulated			
Services	101,586	90,771	-
Gas marketing	159,105	64,042	68,338
Other	10,615	4,222	9,008
Total Operating Expenses	970,688	695,477	929,784
Operating Income	79,642	59,762	72,325
Other Income and (Income Deductions) – Net	543	678	1,417
Income Before Interest and Income Taxes	80,185	60,440	73,742
Interest Charges:			
Interest on long-term debt	20,169	20,820	18,372
Preferred dividends and subsidiary trust distributions	2,743	-	-
Other interest charges	3,974	4,989	10,067
Total Interest Charges	26,886	25,809	28,439
Income Before Income Taxes	53,299	34,631	45,303
Income Tax Expense	18,652	12,247	14,831
Net Income	34,647	22,384	30,472
Dividends on Redeemable Preferred Stock – Laclede Gas	62	68	87
Net Income Applicable to Common Stock	$ 34,585	$ 22,316	$ 30,385
Average Number of Common Shares Outstanding	19,022	18,888	18,878
Basic Earnings Per Share of Common Stock	$1.82	$1.18	$1.61
Diluted Earnings Per Share of Common Stock	$1.82	$1.18	$1.61

See the accompanying notes to consolidated financial statements.

THE LACLEDE GROUP, INC.
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

(Thousands) Years Ended September 30	2003	2002	2001
Net Income Applicable to Common Stock	$ 34,585	$ 22,316	$ 30,385
Other Comprehensive Income:			
Net gains on cash flow hedging derivative instruments:			
Net hedging gain arising during the period	1,184	-	-
Less: Reclassification adjustment for gains included in net income	366	-	-
Net unrealized gains on cash flow hedging derivative instruments	818	-	-
Minimum pension liability adjustment	(396)	(553)	-
Other Comprehensive Income (Loss) before tax	422	(553)	-
Income tax expense (benefit)related to items of other comprehensive income (loss)	163	(214)	-
Other Comprehensive Income (Loss), net of tax	259	(339)	-
Comprehensive Income	$ 34,844	$ 21,977	$ 30,385

See the accompanying notes to consolidated financial statements.

THE LACLEDE GROUP, INC.
CONSOLIDATED BALANCE SHEETS

(Thousands) September 30	2003	2002
Assets		
Utility Plant	$1,030,665	$ 988,747
Less – Accumulated depreciation and amortization	409,418	394,371
Net utility plant	621,247	594,376
Goodwill	28,124	27,455
Other Property and Investments (net of accumulated Depreciation and amortization, 2003, $9,486; 2002, $5,265)	44,598	46,986
Current Assets:		
Cash and cash equivalents	7,291	12,870
Accounts receivable:		
Gas customers – billed and unbilled	70,217	51,419
Other	41,298	42,591
Less – Allowances for doubtful accounts	(7,181)	(4,532)
Inventories:		
Natural gas stored underground at LIFO cost	117,231	77,121
Propane gas at FIFO cost	17,132	14,712
Materials, supplies and merchandise at average cost	4,071	4,364
Derivative instrument assets	12,643	11,329
Deferred income taxes	7,631	12,305
Prepayments and other	17,557	11,505
Total current assets	287,890	233,684
Deferred Charges:		
Prepaid pension cost	109,445	114,313
Regulatory assets	103,807	70,272
Other	6,287	3,904
Total deferred charges	219,539	188,489
Total Assets	$1,201,398	$1,090,990

See the accompanying notes to consolidated financial statements.

(Thousands) September 30	2003	2002
Capitalization and Liabilities		
Capitalization:		
Common stock equity	$ 299,072	$ 285,766
Redeemable preferred stock – Laclede Gas	1,258	1,266
Obligated mandatorily redeemable preferred securities of subsidiary trust	45,000	-
Long-term debt (less sinking fund requirements) – Laclede Gas	259,625	259,545
Total Capitalization	604,955	546,577
Current Liabilities:		
Notes payable	218,200	161,670
Accounts payable	66,001	45,707
Advance customer billings	15,361	24,832
Current portion of long-term debt	-	25,000
Wages and compensation accrued	15,859	16,729
Dividends payable	6,461	6,340
Customer deposits	5,044	4,226
Interest accrued	7,363	7,832
Taxes accrued	13,211	9,815
Unamortized purchased gas adjustment	5,865	22,976
Other	12,911	11,670
Total Current Liabilities	366,276	336,797
Deferred Credits and Other Liabilities:		
Deferred income taxes	180,598	157,378
Unamortized investment tax credits	5,316	5,629
Pension and postretirement benefit costs	20,973	14,658
Regulatory liabilities	582	9,501
Other	22,698	20,450
Total Deferred Credits and Other Liabilities	230,167	207,616
Commitments and Contingencies (Note 17)		
Total Capitalization and Liabilities	$1,201,398	$1,090,990

See the accompanying notes to consolidated financial statements.

THE LACLEDE GROUP, INC.
STATEMENTS OF CONSOLIDATED CAPITALIZATION

(Thousands, Except Per Share Amounts) September 30	2003	2002
Common Stock Equity:		
Common stock, par value $1 per share:		
Authorized – 2003 and 2002, 50,000,000 shares		
Issued - 2003, 19,082,402 shares; and		
2002, 18,921,287 shares	$ 19,082	$ 18,921
Paid-in capital	68,460	64,667
Retained earnings	211,610	202,517
Accumulated other comprehensive income (loss)	(80)	(339)
Total common stock equity	299,072	285,766
Redeemable Preferred Stock - Laclede Gas,		
par value $25 per share (1,480,000 shares authorized)		
Issued and outstanding:		
5% Series B - 2003, 44,413 shares; and		
2002, 44,749 shares	1,110	1,118
4.56% Series C - 2003 and 2002, 5,906 shares	148	148
Total redeemable preferred stock	1,258	1,266
Obligated Mandatorily Redeemable Preferred Securities of		
Subsidiary Trust	45,000	-
Long-Term Debt:		
First mortgage bonds:		
8-1/2% Series, due November 15, 2004	25,000	25,000
8-5/8% Series, due May 15, 2006	40,000	40,000
7-1/2% Series, due November 1, 2007	40,000	40,000
6-1/2% Series, due November 15, 2010	25,000	25,000
6-1/2% Series, due October 15, 2012	25,000	25,000
6-5/8% Series, due June 15, 2016	50,000	50,000
7% Series, due June 1, 2029	25,000	25,000
7.90% Series, due September 15, 2030	30,000	30,000
Total	260,000	260,000
Unamortized discount, net of premium,		
on long-term debt	(375)	(455)
Total long-term debt	259,625	259,545
Total	$ 604,955	$ 546,577

Long-term debt and preferred stock amounts are exclusive of current portion.

See the accompanying notes to consolidated financial statements.

THE LACLEDE GROUP, INC.
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

(Thousands, Except for Shares)	Common Stock Issued Shares	Common Stock Issued Amount	Paid-in Capital	Retained Earnings	Accum.Other Comp.Income	Treasury Stock	Total
BALANCE SEPTEMBER 30, 2000	20,743,625	$20,744	$ 85,835	$200,423	$ -	$(24,017)	$282,985
Net Income Applicable to Common Stock	-	-	-	30,385	-	-	30,385
Dividends declared:							
Common stock ($1.34 per share)	-	-	-	(25,296)	-	-	(25,296)
Other	-	-	11	-	-	-	11
BALANCE SEPTEMBER 30, 2001	20,743,625	$20,744	$ 85,846	$205,512	$ -	$(24,017)	$288,085
Net Income Applicable to Common Stock	-	-	-	22,316	-	-	22,316
Cancel treasury stock	(1,865,638)	(1,866)	(22,151)	-	-	24,017	-
Dividend reinvestment plan	43,300	43	966	-	-	-	1,009
Dividends declared:							
Common stock ($1.34 per share)	-	-	-	(25,311)	-	-	(25,311)
Other comprehensive loss	-	-	-	-	(339)	-	(339)
Other	-	-	6	-	-	-	6
BALANCE SEPTEMBER 30, 2002	18,921,287	$18,921	$ 64,667	$202,517	$ (339)	$ -	$285,766
Net Income Applicable to Common Stock	-	-	-	34,585	-	-	34,585
Dividend reinvestment plan	161,115	161	3,793	-	-	-	3,954
Dividends declared:							
Common stock ($1.34 per share)	-	-	-	(25,492)	-	-	(25,492)
Other comprehensive loss	-	-	-	-	259	-	259
BALANCE SEPTEMBER 30, 2003	19,082,402	$19,082	$ 68,460	$211,610	$ (80)	$ -	$299,072

See the accompanying notes to consolidated financial statements.

THE LACLEDE GROUP, INC.
STATEMENTS OF CONSOLIDATED CASH FLOWS

(Thousands) Years Ended September 30	2003	2002	2001
Operating Activities:			
Net Income	$ 34,647	$ 22,384	$ 30,472
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	25,615	26,223	26,425
Deferred income taxes and investment tax credits	15,412	5,666	(3,454)
Other - net	502	801	(1,745)
Changes in assets and liabilities:			
Accounts receivable – net	(14,856)	3,714	(23,284)
Unamortized purchased gas adjustments	(17,111)	13,950	23,933
Deferred purchased gas costs	(21,461)	185	(3,332)
Accounts payable	20,294	11,093	(13,572)
Advance customer billings	(9,471)	13,153	(3,611)
Taxes accrued	3,396	(5,097)	2,868
Natural gas stored underground	(40,110)	(460)	18,126
Other assets and liabilities	(5,886)	(7,768)	(14,927)
Net cash provided by (used in) operating activities	(9,029)	83,844	37,899
Investing Activities:			
Construction expenditures	(51,112)	(52,999)	(46,952)
Employee benefit trusts	(1,099)	(1,508)	(3,522)
Acquisition of SM&P, net of cash and cash equivalents	-	(38,044)	-
Other investments	685	(1,515)	(2,948)
Net cash used in investing activities	(51,526)	(94,066)	(53,422)
Financing Activities:			
Issuance (Maturity) of First Mortgage Bonds	(25,000)	-	50,000
Issuance (repayment)of short-term debt - net	56,530	44,620	(9,950)
Issuance of common stock	3,954	1,009	-
Dividends paid	(25,500)	(25,365)	(25,383)
Issuance of obligated mandatorily redeemable preferred securities of subsidiary trust	45,000	-	-
Redemption of preferred stock	(8)	(395)	(136)
Net cash provided by financing activities	54,976	19,869	14,531
Net Increase (Decrease) in Cash and Cash Equivalents	(5,579)	9,647	(992)
Cash and Cash Equivalents at Beginning of Year	12,870	3,223	4,215
Cash and Cash Equivalents at End of Year	$ 7,291	$ 12,870	$ 3,223
Supplemental Disclosure of Cash Paid During the Year for:			
Interest	$ 26,183	$ 23,125	$ 26,508
Income taxes	156	12,087	12,462

See the accompanying notes to consolidated financial statements.

NOTES TO FINANCIAL STATEMENTS

THE LACLEDE GROUP, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION - The consolidated financial statements include the accounts of The Laclede Group, Inc. (Laclede Group or the Company) and its subsidiary companies under the corporate organizational structure that was in place during the three years ended September 30, 2003. Effective October 1, 2001, the corporation reorganized such that Laclede Gas Company (Laclede Gas or the Utility) and its subsidiaries became separate subsidiaries of Laclede Group, an exempt holding company under the Public Utility Holding Company Act of 1935. See Note 2 for a discussion of the holding company structure.

Consolidated Financial Statements included in this report present the consolidated financial position, results of operations and cash flows of Laclede Group after the October 1, 2001 restructuring, as well as the consolidated financial position, results of operations and cash flows of Laclede Gas prior to restructuring. The consolidated financial position, results of operations and cash flows of Laclede Gas Company immediately before the restructuring are essentially identical to the consolidated financial position, results of operations and cash flows of Laclede Group immediately after the restructuring.

All subsidiaries are wholly owned. Laclede Gas and other subsidiaries of Laclede Group may engage in related party transactions during the ordinary course of business. All significant intercompany balances have been eliminated from the consolidated financial statements of Laclede Group except that certain intercompany transactions with Laclede Gas are not eliminated in accordance with the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." In addition, all such significant transactions between Laclede Gas and its affiliates that occurred prior to the October 1, 2001 restructuring have similarly been eliminated from the consolidated financial statements of Laclede Gas.

NATURE OF OPERATIONS - Laclede Group is an exempt holding company under the Public Utility Holding Company Act of 1935. Laclede Gas, Laclede Group's largest subsidiary and core business unit, is a public utility engaged in the retail distribution of natural gas. Laclede Gas serves an area in eastern Missouri, with a population of approximately 2.0 million, including the City of St. Louis, St. Louis County, and parts of eight other counties. As an adjunct to its gas distribution business, Laclede Gas operates underground natural gas storage fields. SM&P Utility Resources, Inc. (SM&P), acquired by Laclede Group on January 28, 2002, is one of the nation's major underground locating and marking service businesses. SM&P is headquartered in Carmel, Indiana and operates in the midwestern states. Laclede Energy Resources, Inc. (LER) is a wholly-owned subsidiary engaged in non-regulated efforts to market natural gas and related activities. The activities of other wholly-owned subsidiaries are described in Note 16, Information by Operating Segment.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SYSTEM OF ACCOUNTS - The accounts of Laclede Gas are maintained in accordance with the uniform system of accounts prescribed by the Missouri Public Service Commission (MoPSC or Commission), which system substantially conforms to that prescribed by the Federal Energy Regulatory Commission.

UTILITY PLANT, DEPRECIATION AND AMORTIZATION - Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and materials, allocable overheads, and an allowance for funds used during construction. The costs of units of property retired, replaced, or renewed are removed from utility plant and are charged to accumulated depreciation. Maintenance and repairs of property and replacement and renewal of items determined to be less than units of property are charged to maintenance expenses. Effective December 1, 2001, the MoPSC ordered the cost of removing retired utility plant to be recovered as an expense when incurred rather than being included in depreciation rates. Prior to December 1, 2001, the Utility's removal costs, net of salvage, were charged to accumulated depreciation. As ordered by the MoPSC, Laclede Gas instituted lower depreciation rates effective December 1, 2001 and began expensing all removal costs, net of salvage, as incurred. These costs are included in the Other Operation Expenses line on the income statement. Effective July 1, 2002, the MoPSC ordered the negative amortization on a straight-line basis of a portion of the Utility's depreciation reserve, amounting to $3.4 million annually, until implementation of rates in the Utility's next rate case proceeding during which the parties have agreed to review the depreciation issue in light of Statement of Financial Accounting Standard (SFAS) No. 143 implementation. Minor changes in depreciation rates were implemented January 1, 2003, as authorized by the MoPSC.

Utility plant is depreciated on a straight-line basis at rates based on estimated service lives of the various classes of property. Annual depreciation and amortization in 2003, 2002 and 2001 averaged approximately 2.7%, 2.8% and 2.9%, respectively, of the original cost of depreciable and amortizable property.

REGULATED OPERATIONS - Laclede Gas accounts for its regulated operations in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities).

The following regulatory assets and regulatory liabilities were reflected in the Consolidated Balance Sheets as of September 30:

(Thousands)	2003	2002
Regulatory Assets:		
Future income taxes due from customers	$ 62,633	$50,662
Pension and postretirement benefit costs	14,358	6,167
Purchased gas costs	13,749	-
Compensated absences	6,511	6,390
Other	6,984	7,924
Total Regulatory Assets	$104,235	$71,143
Regulatory Liabilities:		
Unamortized investment tax credits	$ 5,316	$ 5,629
Unamortized purchased gas adjustments	5,865	22,976
Purchased Gas Costs	-	9,117
Other	582	384
Total Regulatory Liabilities	$ 11,763	$38,106

As authorized by the MoPSC, Laclede Gas discontinued deferring certain costs for future recovery, as expenses associated with those specific areas were included in approved rates effective December 27, 1999. Previously deferred costs, of $10.5 million and $2.1 million, are being recovered and amortized on a straight-line basis over fifteen-year and ten-year periods, respectively, without return on investment. Approximately $2.6 million and $.8 million has been amortized, respectively, from December 27, 1999 through September 30, 2003. The Commission also authorized previously deferred costs of $2.8 million and $.3 million to be recovered and amortized on a straight-line basis over a ten-year period, without return on investment, effective December 1, 2001 and November 9, 2002, respectively. Approximately $.5 million and $29,000 has been amortized through September 30, 2003.

GAS STORED UNDERGROUND - Inventory of Utility gas in storage is priced on a last-in, first-out (LIFO) basis. The replacement cost of gas stored underground for current use at September 30, 2003 exceeded the LIFO cost by $19.6 million and at September 30, 2002 exceeded the LIFO cost by $10.0 million. The inventory carrying value is not adjusted to the lower of cost or market prices because, pursuant to the Laclede Gas Purchased Gas Adjustment (PGA) Clause, actual gas costs are recovered in customer rates.

REGULATED GAS DISTRIBUTION REVENUES - Laclede Gas records revenues from gas sales and transportation service on the accrual basis which includes estimated amounts for gas delivered, where applicable, but not yet billed.

PURCHASED GAS ADJUSTMENTS AND DEFERRED ACCOUNT - The PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies. The Utility is allowed to file to modify, on a periodic basis, the level of gas costs in its PGA. Currently, the MoPSC allows Laclede Gas to adjust the gas cost component of its rates in order to better match customer billings with market natural gas prices. Currently, the tariffs allow scheduled gas cost adjustments in November, January, March and June. Effective February 2002, the MoPSC clarified that costs, cost reductions and carrying costs associated with the Utility's use of natural gas financial instruments (except as provided previously under the PSP) are gas costs recoverable through the PGA mechanism.

The provisions of the PGA Clause also included operation of the Gas Supply Incentive Plan (GSIP or Plan), that extended through September 30, 2001. See Note 5 for additional information on the operation of the Plan.

Operation of the Price Stabilization Program (PSP or Program) was also included in the provisions of the PGA Clause. Under those provisions, the MoPSC authorized Laclede Gas to purchase financial instruments to protect itself and its customers from unusually large winter period gas price increases. The costs of purchasing these instruments and financial gains derived from such activities were passed on to Laclede Gas customers through the operation of its PGA Clause. Laclede Gas had an opportunity to benefit from gains and cost reductions achieved under the Program. The cost of financial instruments for the fiscal 2001 heating season, however, like the cost of natural gas itself, increased significantly. As a result, the MoPSC granted a request made by Laclede Gas to reduce the amount of natural gas purchases required to be covered by such financial instruments for that particular heating season. In February 2001, the MoPSC approved modifications to the program for the fiscal 2002 heating season. The modifications allowed a total of

$4.0 million in supplemental funding to be added to the program for the purchase of financial instruments for the fiscal 2002 heating season and that the percentage of gas requirements to be covered be reduced. Concurrently, Laclede Gas relinquished a claim on $4.0 million arising from gains realized from purchases and sales of financial instruments made during fiscal 2001 and offered to utilize a similar amount to provide for future funding for such instruments in the event the program was allowed to continue. The PSP was allowed to expire at the end of the fiscal 2002 heating season, at which time, the Utility recorded nearly $4.9 million in pre-tax income produced through the Program. See Note 17 for further discussion of the PSP.

Pursuant to the provisions of the PGA Clause, the difference between actual costs incurred and costs recovered through the application of the PGA (including costs, cost reductions, and carrying costs associated with the use of financial instruments), and amounts due to or from customers related to the operation of the GSIP and PSP are reflected as a deferred charge or credit until fiscal year end. At that time the balance is classified as a current asset or liability and is recovered from or credited to customers over an annual period commencing in November. The balance in the current account is amortized as amounts are reflected in customer billings.

INCOME TAXES - Laclede Group and its subsidiaries have elected, for tax purposes only, various accelerated depreciation provisions of the Internal Revenue Code. In addition, certain other costs are expensed currently for tax purposes while being deferred for book purposes. The provision for current income taxes reflects the tax treatment of these items. Laclede Group companies record deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts for regulated companies, and will be reflected as income or loss for non-regulated companies.

Laclede Gas' investment tax credits utilized prior to 1986 have been deferred and are being amortized in accordance with regulatory treatment over the useful life of the related property.

CASH AND CASH EQUIVALENTS - All highly liquid debt instruments purchased are considered to be cash equivalents. Such instruments are carried at cost, which approximates market value.

EARNINGS PER COMMON SHARE - Basic earnings per common share is computed by dividing income available for common stock by the weighted average number of shares outstanding for the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The only potentially dilutive securities the Company had outstanding at September 30, 2003 are stock options. The diluted weighted average shares outstanding, as shown in Note 8, reflects the potential dilution as a result of these stock options as determined using the Treasury Stock Method. Stock options that are antidilutive are excluded from the calculation of diluted earnings per share.

STOCK-BASED COMPENSATION – The Laclede Group Equity Plan was approved at the annual meeting of shareholders of Laclede Group on January 30, 2003. The purpose of the Equity Plan is to provide a more competitive compensation program and to attract and retain those executive and other key employees essential to achieve the Company's strategic objectives. To accomplish this purpose, the compensation committee may grant awards under the Equity Plan that may be earned by achieving performance objectives and/or other criteria as determined by the compensation committee. Under the terms of the Equity Plan, key employees of the Company and its subsidiaries, as determined by the sole discretion of the administrator, will be eligible to receive (a) restricted shares of common stock, (b) performance awards, (c) stock options exercisable into shares of common stock, (d) stock appreciation rights, and (e) stock units, as well as any other stock-based awards not inconsistent with the Equity Plan. Each award under the Equity Plan shall have a minimum vesting period of at least one year. The total number of shares that may be issued pursuant to awards under the Equity Plan may not exceed 1,250,000.

During the quarter ended March 31, 2003, the Company granted 221,500 non-qualified stock options to employees at an exercise price of $23.27 per share. No option can be exercised before February 6, 2004. The stock options vest one-fourth each year for four years after the date of the grant and expire on the tenth anniversary of the grant date. The Company accounts for the Equity Plan under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No compensation expense has been recognized in net income, as all options granted under the Equity Plan had an exercise price equal to the market value of the Company's stock on the date of the grant.

	Shares	Weighted Average Exercise Price
Outstanding at September 30, 2002	-	-
Granted	221,500	$23.27
Exercised	-	-
Forfeited	(12,500)	$23.27
Outstanding at September 30, 2003	209,000	$23.27
Exercisable at September 30, 2003	-	

The closing price of the Company's common stock was $27.01 at September 30, 2003.

If compensation expense had been determined based on the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the amounts shown in the following table. The weighted-average fair value of options granted during 2003 is $4.33 per option. The estimated fair value of options would be amortized to expense over the options' vesting period.

(Thousands, Except Per Share Amounts)	2003	2002	2001
Net income (loss) applicable to common stock, as reported	$34,585	$22,316	$30,385
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax effects	93	-	-
Pro forma net income (loss) applicable to common stock	$34,492	$22,316	$30,385
Earnings (loss) per share:			
Basic – as reported	$1.82	$1.18	$1.61
Diluted – as reported	$1.82	$1.18	$1.61
Basic – pro forma	$1.81	$1.18	$1.61
Diluted – pro forma	$1.81	$1.18	$1.61

The fair value of the options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2003	2002	2001
Risk free interest rate	4.00%	Not Applicable	Not Applicable
Expected dividend yield of stock	5.70%	Not Applicable	Not Applicable
Expected volatility of stock	25.00%	Not Applicable	Not Applicable
Expected life of option	96 months	Not Applicable	Not Applicable

NEW ACCOUNTING STANDARDS – In June 2001, the FASB issued SFAS No. 141, "Business Combinations," which requires all business combinations in the scope of this Statement to be accounted for using the purchase method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. The FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses how acquired goodwill and other intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon acquisition and after they have been initially recognized in the financial statements. The Company had adopted the provisions of SFAS No. 141 with the acquisition of SM&P. As required by SFAS No. 141, the goodwill for SM&P is being accounted for consistent with the provisions of SFAS No. 142. The complete adoption of SFAS Nos. 141 and 142 on October 1, 2002 did not have a material effect on the financial position or results of operations of Laclede Group.

The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The provisions of the Statement provide for rate-regulated entities that meet the criteria for application of SFAS No. 71, such as Laclede Gas, to recognize regulatory assets or liabilities for differences in the timing of recognition of the period costs associated with asset retirement obligations for financial reporting pursuant to this Statement and rate-making purposes. The adoption of this Statement on October 1, 2002 did not affect the financial position or results of operations of Laclede Group. There are legal obligations related to final abandonment of the Utility's gas distribution system. However, these obligations related to mass property and other distribution system assets generally continue in perpetuity and can not be measured under SFAS No. 143 because of indeterminate settlement dates and cash flow estimates.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to consolidate accounting guidance on various issues related to this matter. Adoption of this Statement in fiscal 2003 did not have a material effect on the financial position or results of operations of Laclede Group.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 did not have a material effect on the financial position or results of operations of Laclede Group.

SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure", provides alternative methods for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this statement requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the method used on reported results. The disclosure provisions are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The required disclosures are included in Note 1, page 38.

SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for all hedging relationships designated after June 30, 2003. There was no effect on the financial position or results of operations of Laclede Group.

SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company's obligated mandatorily redeemable preferred securities of subsidiary trust and redeemable preferred stock are liabilities under the provision of SFAS No. 150 and are presented within the Capitalization section on the Consolidated Balance Sheets. There was not a material effect on the financial position or results of operations of Laclede Group.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", requires an entity to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This requirement is to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. This Interpretation also requires disclosures in interim and annual financial statements about obligations under certain guarantees that the entity has issued. These disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The required disclosures are included in Note 17, page 53.

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", addresses consolidation of business enterprises of variable interest entities. This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first interim period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest acquired before February 1, 2003. The Company is currently evaluating the effect of this pronouncement on the consolidation of its obligated mandatorily redeemable preferred securities of subsidiary trust, but does not expect a material effect on the financial position or results of operations of Laclede Group.

In October 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 02-3, "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The consensus rescinded EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The consensus precludes mark-to-market accounting for all energy trading contracts not within the scope of SFAS No. 133, "Accounting for Derivative and Hedging Activities." The consensus to rescind EITF 98-10 is applicable for fiscal periods beginning after December 15, 2002, except that energy trading contracts not within the scope of SFAS No. 133 purchased after October 25, 2002, but prior to the implementation of the consensus, are not permitted to apply mark-to-market accounting. The EITF also reached a consensus that gains and losses on derivative instruments within the scope of SFAS No. 133 should be shown net in the income statement if the derivative instruments are purchased for trading purposes. Application of these consensuses did not have a material effect on the financial position or results of operations of Laclede Group.

RECLASSIFICATION - Certain prior-period amounts have been reclassified to conform to current-period presentation.

2. CORPORATE RESTRUCTURING

Effective October 1, 2001, Laclede Gas and its subsidiaries became subsidiaries of Laclede Group, an exempt holding company under the Public Utility Holding Company Act of 1935. Under the new structure, Laclede Gas and its former subsidiaries operate as separate subsidiaries of Laclede Group. The following charts illustrate the major organizational changes resulting from this restructuring.

Organization Structure
Prior to October 1, 2001

- Laclede Gas Company
  - Laclede Investment LLC
    - Laclede Energy Resources, Inc.
      - Laclede Gas Family Services, Inc.
  - Laclede Development Company
    - Laclede Venture Corp.
  - Laclede Pipeline Company

Organization Structure
Effective October 1, 2001

- The Laclede Group, Inc.
  - Laclede Gas Company
  - Laclede Investment LLC
    - Laclede Energy Resources, Inc.
      - Laclede Gas Family Services, Inc.
  - Laclede Development Company
    - Laclede Venture Corp.
  - Laclede Pipeline Company

Since the October 1, 2001 restructuring, stock certificates previously representing shares of Laclede Gas common stock have represented the same number of shares of Laclede Group common stock. All serial preferred stock issued by Laclede Gas remains issued and outstanding as shares of Laclede Gas serial preferred stock. The dividend rate for the preferred stock has not changed and those dividends will continue to be paid by Laclede Gas. All outstanding indebtedness and other obligations of Laclede Gas prior to the restructuring remain outstanding as obligations of Laclede Gas.

On October 1, 2001, Laclede Group had no outstanding securities other than common stock. Laclede Group common stock is listed on the New York Stock Exchange and trades under the ticker symbol "LG".

3. ACQUISITION OF SM&P UTILITY RESOURCES, INC.

On January 28, 2002, Laclede Group completed its acquisition from NiSource, Inc. of 100% of the stock of SM&P Utility Resources, Inc. (SM&P), one of the nation's major underground locating and marking service businesses. SM&P, a Carmel, Indiana-based company, operates in the midwestern states. Locators mark the placement of underground facilities for major providers of telephone, natural gas, electric, water, cable TV and fiber optic services so that construction work can be performed without damaging buried facilities. As a result of the acquisition, SM&P's earnings flow is expected to diversify Laclede Group's earnings and be counter-seasonal to those of Laclede Gas. SM&P is a subsidiary of Laclede Group and remains headquartered in Indiana. This acquisition was financed initially with conventional bank debt totaling $42.8 million, that was refinanced through the issuance of Laclede Capital Trust I Preferred Securities on December 16, 2002.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition. The goodwill recognized in this transaction is deductible for tax purposes. Acquired intangible assets of $498,000 were assigned to registered trademarks that are not subject to amortization. Net assets acquired includes cash and cash equivalents of $5.1 million.

	At January 28, 2002
	(Thousands)
Current assets	$20,578
Property, plant, and equipment	7,457
Other assets	456
Intangible assets	498
Goodwill	28,124
Total assets acquired	$57,113
Current liabilities	$13,571
Long-term liabilities	404
Total liabilities assumed	$13,975
Net assets acquired	$43,138

The fair values of assets acquired and liabilities assumed at the date of acquisition were adjusted to final valuation amounts during the quarter ended March 31, 2003, resulting in an increase to goodwill amounting to approximately $662,000.

SM&P's earnings are impacted by construction trends. SM&P's revenues are dependent on a limited number of customers, primarily in the utility and telecommunications sector, with contracts that may be terminated on as short as 30 days' notice. For more information, see Note 16 on page 51.

4. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Laclede Gas has non-contributory defined benefit, trusteed forms of pension plans covering substantially all employees over the age of twenty-one. Benefits are based on years of service and the employee's compensation during the last three years of employment. The funding policy of Laclede Gas is to contribute an amount not less than the minimum required by government funding standards, nor more than the maximum deductible amount for federal income tax purposes. Plan assets consist primarily of corporate and U.S. government obligations and pooled equity funds. Pension cost in 2003 amounted to $3.5 million, pension credits in 2002 and 2001 amounted to $3.5 million and $5.2 million, respectively, including amounts recorded in construction.

The net periodic pension costs (credits) include the following components:

(Thousands)	2003	2002	2001
Service cost - benefits earned during the period	$ 10,561	$ 9,441	$ 9,575
Interest cost on projected benefit obligation	16,600	14,653	15,331
Expected return on plan assets	(22,601)	(24,749)	(25,517)
Amortization of transition obligation	(236)	(602)	(662)
Amortization of prior service cost	1,392	1,127	1,174
Amortization of actuarial (gain)/loss	1,338	(3,768)	(5,544)
Regulatory adjustment	(3,582)	435	435
Net pension cost (credit)	$ 3,472	$ (3,463)	$ (5,208)

Effective with the implementation of rates (from the 1999 rate case) on December 27, 1999, the commission authorized amounts that were deferred pursuant to provisions in previous rate cases to be included in rates without return on investment and amortized over a fifteen-year period. Additionally, pursuant to that order and effective for fiscal 2001 and 2002, the return on plan assets was based on the market value of plan assets and the unrecognized gain or loss balances subject to amortization were based upon the most recent five-year average of the unrecognized gain or loss balance. Net gains and losses in fiscal 2001 and 2002 subject to amortization were amortized over a five-year period, as ordered by the MoPSC in the 1999 rate case.

Effective for fiscal 2003, pursuant to the Commission's order in Laclede Gas' 2002 rate case, the return on plan assets is based on market-related value of plan assets implemented prospectively over a four-year period. Unrecognized gains or losses are amortized only to the extent that such gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Also in the 2002 rate case, the Commission ordered that the recovery in rates for the Utility's qualified pension plans is based on the ERISA minimum contribution of zero effective October 1, 2002, and on the ERISA minimum contribution of zero plus $3,400,000 effective July 1, 2003. The difference between this amount and pension expense as calculated pursuant to the above and included in the Statement of Consolidated Income and Statement of Consolidated Comprehensive Income is deferred as a regulatory asset or liability.

The following table sets forth the reconciliation of the beginning and ending balances of the pension benefit obligation recognized in the Consolidated Balance Sheets at September 30:

(Thousands)	2003	2002
Benefit obligation at beginning of year	$ 228,090	$ 197,773
Service cost	10,561	9,441
Interest cost	16,600	14,653
Plan amendments	-	4,897
Actuarial loss	38,865	24,401
Settlements	(491)	-
Gross benefits paid	(25,186)	(23,075)
Benefit obligation at end of year	$ 268,439	$ 228,090

The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets recognized in the Consolidated Balance Sheets at September 30:

(Thousands)	2003	2002
Fair value of plan assets at beginning of year	$ 273,230	$ 299,437
Actual return on plan assets	23,989	(4,486)
Employer contributions	3,000	1,354
Settlements	(491)	-
Gross benefits paid	(25,186)	(23,075)
Fair value of plan assets at end of year	$ 274,542	$ 273,230
Funded status at end of year	$ 6,103	$ 45,140
Unrecognized net actuarial loss	82,743	46,872
Unrecognized prior service cost	17,264	18,655
Unrecognized net transition asset	-	(236)
Fourth quarter contribution adjustment	56	989
Net amount recognized at end of year	$ 106,166	$ 111,420
Amounts recognized in the Consolidated Balance Sheets consist of:		
Prepaid pension cost	$ 105,081	$ 114,313
Accrued benefit liability	(5,294)	(3,456)
Intangible asset	753	10
Regulatory adjustment	4,677	-
Accumulated other comprehensive income	949	553
Net amount recognized at end of year	$ 106,166	$ 111,420

The pension benefit obligation and the fair value of plan assets are based on a June 30 measurement date. The projected benefit obligation was determined using a weighted average discount rate of 6.00% for 2003 and 7.25% for 2002, and a weighted average rate of future compensation increase of 3.00% for 2003 and 4.00% for 2002. The effect of the above changes in pension assumptions was to increase the projected benefit obligation by $36.0 million. The expected long-term rate of return on plan assets was 8.50% for both 2003 and 2002.

The aggregate projected benefit obligation and fair value of plan assets for plans with benefit obligations in excess of plan assets were $23.9 million and $14.8 million, respectively, for fiscal 2003 and $5.2 million and $0, respectively, for fiscal 2002. The aggregate accumulated benefit obligation and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were $21.4 million and $14.8 million, respectively, for fiscal 2003 and $5.0 million and $0, respectively, for fiscal 2002.

Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be settled by lump-sum cash payments. Settlements in 2003 resulted in a pre-tax loss of approximately $.3 million, and settlements in 2002 and 2001 resulted in pre-tax gains of approximately $0, and $.6 million, respectively. In 2001, all such lump sum payments were recognized as settlements. Pursuant to MoPSC order in the 2001 rate case, effective for fiscal 2002, lump sum payments are recognized as settlements only if the total of such payments exceeds 100% of the sum of service and interest costs. No lump sum payments were recognized as settlements in fiscal 2002, and in fiscal 2003, $.5 million of lump sum payments were recognized as settlements.

The cost of the defined contribution plans of Laclede Gas, which cover substantially all employees, amounted to $2.9 million, $2.9 million, and $3.0 million, respectively, for the years 2003, 2002 and 2001.

Laclede Gas also provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age 65.

Missouri state law provides for the recovery in rates of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (OPEB), accrued costs provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established the Voluntary Employees' Beneficiary Association (VEBA) and Rabbi trusts as its external funding mechanisms. VEBA and Rabbi trusts assets consist primarily of money market securities and mutual funds invested in stocks and bonds. The unrecognized transition obligation is being amortized over 20 years. Postretirement benefit costs in 2003, 2002 and 2001 amounted to approximately $7.8 million, $6.5 million, and $6.2 million, respectively, including amounts charged to construction.

Net periodic postretirement benefit costs consisted of the following components:

(Thousands)	2003	2002	2001
Service cost - benefits earned during the period	$2,758	$2,205	$2,063
Interest cost on accumulated postretirement benefit obligation	3,661	3,266	3,055
Expected return on plan assets	(937)	(853)	(704)
Amortization of transition obligation	1,267	1,267	1,267
Amortization of prior service cost	328	365	365
Amortization of actuarial loss	415	227	66
Regulatory adjustment	301	69	69
Net postretirement benefit cost	$7,793	$6,546	$6,181

The following table sets forth the reconciliation of the beginning and ending balances of the postretirement benefit obligation at September 30:

(Thousands)	2003	2002
Benefit obligation at beginning of year	$50,027	$39,958
Service cost	2,758	2,205
Interest cost	3,661	3,266
Plan amendments	(4,021)	(476)
Actuarial loss	5,131	8,731
Gross benefits paid	(5,048)	(3,657)
Benefit obligation at end of year	$52,508	$50,027

The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets recognized in the Consolidated Balance Sheets at September 30:

(Thousands)	2003	2002
Fair value of plan assets at beginning of year	$ 12,081	$ 9,715
Actual return on plan assets	61	114
Employer contributions	7,160	5,909
Gross benefits paid	(5,048)	(3,657)
Fair value of plan assets at end of year	$ 14,254	$ 12,081
Funded status at end of year	$(38,254)	$ (37,946)
Unrecognized net actuarial loss	16,665	11,073
Unrecognized prior service cost	(277)	1,997
Unrecognized net transition obligation	10,570	13,912
Net amount recognized at end of year as postretirement benefit cost	$(11,296)	$ (10,964)

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for 2003 was 7.00% in 2003, and gradually decreases each successive year until it reaches 5.00% in 2005 and future years. Such rate for 2002 was 8.00% in 2002 and gradually decreased each successive year until it reached 5.0% in 2005 and future years. A one-percentage-point increase or (decrease) in the assumed health care cost trend rate for each future year would have increased or (decreased) the aggregate of the service and interest cost components of the 2003 net periodic postretirement benefit cost by approximately $.4 million or $(.4) million and would have increased or (decreased) the postretirement benefit obligation by $1.7 million or $(1.7) million. The accumulated postretirement benefit obligation was determined using a weighted average discount rate of 6.00% for 2003 and 7.25% for 2002, and a weighted average rate of future compensation increase of 3.00% for 2003 and 4.00% for 2002. These changes in assumptions increased the postretirement benefit obligation by $5.1 million. The weighted average rate for the expected return on medical plan assets was 7.75% for both 2003 and 2002 and the weighted average rate for the expected return on life insurance plan assets was 8.50% for both 2003 and 2002.

Effective with the implementation of rates (from the 1999 rate case) on December 27, 1999, the commission authorized amounts that were deferred pursuant to provisions in previous rate cases, to be included in rates without return on investment and amortized over a fifteen-year period. Additionally, pursuant to that order and effective for fiscal 2001 and 2002, the return on plan assets was based on the market value of plan assets and the unrecognized gain or loss balances subject to amortization were based upon the most recent five-year average of the unrecognized gain or loss balance. Net gains and losses in fiscal 2001 and 2002 subject to amortization were amortized over a five-year period, as ordered by the MoPSC in the 1999 rate case.

Effective for fiscal 2003, pursuant to the Commission's order in the Company's 2002 rate case, the return on plan assets is based on market related value of plan assets implemented prospectively over a four-year period. Unrecognized gains and losses are amortized only to the extent that such gain or loss exceeds 10% of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Also in the 2002 rate case, the Commission ordered that the recovery in rates for the postretirement benefit costs be based on the accounting methodology as ordered in the 1999 rate case. The difference between this amount and postretirement benefit expense as calculated pursuant to the above is deferred as a regulatory asset or liability.

SM&P maintains a defined benefit plan for selected employees. The plan is a non-qualified plan and therefore has no assets held in trust. Net pension cost related to the plan was $62,000 for fiscal 2003 and $54,000 from the date of acquisition of SM&P through the end of fiscal 2002. The net liability recognized was $351,000 and $289,000 at September 30, 2003 and 2002, respectively. The cost of the defined contribution plan of SM&P, which covers substantially all employees, was $556,000 and $663,000 for fiscal 2003 and 2002, respectively.

5. GAS SUPPLY INCENTIVE PLAN AND OFF-SYSTEM SALES

Under the Gas Supply Incentive Plan (GSIP) of Laclede Gas, the Utility shared with its customers certain gains and losses related to the acquisition and management of its gas supply assets. The provisions of the GSIP extended through September 30, 2001. In September 2001, the MoPSC ruled that the GSIP should be allowed to expire. After the MoPSC's decision to terminate the GSIP was upheld by the Cole County Circuit Court, the Company determined that it would not seek further judicial review of the MoPSC's decision. Pursuant to the 2001 rate case settlement, the MoPSC authorized Laclede Gas to retain all income from releases of pipeline capacity effective December 1, 2001. Income from releases of pipeline capacity was previously shared with customers under the terms of the GSIP. Laclede Gas will continue to retain all income resulting from sales outside of its traditional service area, as previously authorized by the MoPSC. Income related to releases of pipeline capacity and sales made outside its traditional service area are volatile in nature and subject to market conditions.

During fiscal 2001, total pre-tax income derived from all sharing provisions of the GSIP, excluding income generated by sales outside of the Laclede Gas service area, could not exceed $9.0 million. Of that amount, pre-tax income derived from sharing gains and losses as measured against a benchmark level of gas costs could not exceed $5.3 million. Under the provisions of the Plan during fiscal 2001, Laclede Gas and its customers shared as follows:

- releases of pipeline capacity, of which 70% to 90% of the revenues were allocated to its customers and the balance to its shareholders,
- savings from discounts off of maximum pipeline transportation rates, of which the excess over a predetermined baseline of $13 million was allocated 70% to its customers and the balance to its shareholders,
- gains and losses as measured against a benchmark level of gas cost, of which 50% to 90% (depending on the change from a predetermined cost) was allocated to its customers and the balance to its shareholders, and
- increases or decreases in costs related to changes in the mix of pipeline services, of which 70% was allocated to its customers and the balance to its shareholders.

GSIP and off-system sales revenues are included in the gas distribution operating revenues line in the accompanying financial statements. Expenses related to the GSIP and off-system sales are included in the natural and propane gas expense line in the accompanying financial statements. Pre-tax income from the GSIP, capacity release and off-system sales activities are set forth below.

(Thousands)	2003	2002	2001
GSIP (including Capacity Release)	$ -	$ -	$ 9,000
Capacity Release (post-GSIP)	3,567	1,402	-
Off-System Sales	7,186	3,718	1,035
Total Pre-Tax Income	$10,753	$ 5,120	$10,035

6. GAS SUPPLY COST MANAGEMENT

In the 2002 rate case, the MoPSC approved a new plan applicable to the management of the Utility's gas supply commodity costs under which Laclede Gas achieved approximately $3.5 million in pre-tax income during the fiscal year ending September 30, 2003. Under the plan, the Utility may retain up to 10% of cost savings associated with the acquisition of natural gas below an established benchmark level of gas cost.

7. FINANCIAL INSTRUMENTS

In the course of its business, Laclede Group's non-regulated marketing affiliate, Laclede Energy Resources, Inc. (LER), enters into fixed price commitments for the sale of natural gas to customers. LER manages the price risk associated with these sales by either closely matching the purchases of physical supplies at fixed prices or through the use of exchange-traded futures contracts to lock in margins. At September 30, 2003, LER's open positions were not material to Laclede Group's financial position or results of operations. At that same date, LER had settled futures positions of 0.25 million MmBtu of natural gas for October 2003 and open short futures positions of 1.08 million MmBtu for November 2003, 0.53 million MmBtu for December 2003, 0.62 million MmBtu for March 2004, 0.45 million MmBtu for April 2004 and 0.50 million MmBtu for May 2004 at average prices of $5.56 per MmBtu, $5.24 per MmBtu, $5.35 per MmBtu, $4.94 per MmBtu, and $4.65 per MmBtu, respectively. Also, LER had an open long futures position of 0.56 million MmBtu for March 2004 at an average price of $5.19 per MmBtu. These futures contracts are derivative instruments and management has designated these items as cash flow hedges of forecasted transactions. The fair values of the instruments are recognized on the Consolidated Balance Sheets. The change in the fair value of the effective portion of these hedge instruments is recorded, net of tax, in Other Comprehensive Income, a component of Common Stock Equity. These amounts will reduce or be charged to Non-Regulated Gas Marketing Operating Revenues or Expenses in the Statements of Consolidated Income as the transactions occur. It is expected that approximately $1.0 million of the net unrealized gains on cash flow hedging derivative instruments at September 30, 2003 will be reclassified into the Consolidated Statement of Income during fiscal 2004. The ineffective portions of these hedge instruments were immaterial for the periods presented, and such amounts are charged to Non-Regulated Gas Marketing Operating Revenues or Expenses. Cash flows from hedging transactions are classified in the same category as the cash flows from the items that are being hedged in the Statements of Consolidated Cash Flows.

8. EARNINGS PER SHARE

SFAS No. 128, Earnings Per Share, requires dual presentation of basic and diluted earnings per share (EPS). Basic EPS does not include potentially dilutive securities and is computed by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the period. Diluted EPS assumes the issuance of common shares pursuant to the Company's stock-based compensation plan at the beginning of each respective period. There were no stock options that were antidilutive.

(Thousands, Except Per Share Amounts)	2003	2002	2001
Basic EPS:			
Net Income Applicable to Common Stock	$34,585	$22,316	$30,385
Weighted-Average Shares Outstanding	19,022	18,888	18,878
Earnings (Loss) Per Share of Common Stock	$1.82	$1.18	$1.61
Diluted EPS:			
Net Income Applicable to Common Stock	$34,585	$22,316	$30,385
Weighted-Average Shares Outstanding	19,022	18,888	18,878
Dilutive Effect of Employee Stock Options	7	-	-
Weighted-Average Diluted Shares	19,029	18,888	18,878
Earnings (Loss) Per Share of Common Stock	$1.82	$1.18	$1.61

9. COMMON STOCK AND PAID-IN CAPITAL

Total shares of common stock outstanding were 19.08 million and 18.92 million at September 30, 2003 and 2002, respectively.

The Company issued 161,115 and 43,300 shares of its common stock during fiscal years 2003 and 2002 under its Dividend Reinvestment and Stock Purchase Plan.

Paid-in capital increased $3.8 million in 2003 primarily due to the issuance of common stock under the Dividend Reinvestment and Stock Purchase Plan. Paid-in capital decreased $21.2 million in 2002 primarily due to the cancellation of 1,865,638 shares of treasury stock totaling $22.2 million by Laclede Gas. This amount was partially offset by the effect of the issuance of common stock under the Dividend Reinvestment and Stock Purchase Plan.

On March 14, 1996, Laclede Gas declared a dividend of one common share purchase right for each outstanding share of common stock as of May 1, 1996. Each common share purchase right gave the Rightholder the right to purchase one common share for a purchase price of $60, subject to adjustment. The rights expired on May 1, 2006, and could be redeemed by Laclede for one cent each at any time before they became exercisable. The rights were not exercisable or transferable apart from the common stock, until ten days after (i) a person or group acquired or obtained the right to acquire 20% or more of the common stock, or (ii) commenced or announced its intention to commence a tender or exchange offer for 20% or more of the common stock. Following the former event, a right would entitle its holder to purchase, at the purchase price, the number of shares equal to the purchase price divided by one-half of the market price. Alternatively, Laclede Gas could exchange each right for one share of Laclede Gas common stock. A total of 18.88 million rights were outstanding at September 30, 2001. Concurrent with implementation of the holding company structure, ownership of these rights transferred to Laclede Group.

On August 23, 2001, Laclede Group declared a dividend of one preferred share purchase right for each outstanding share of common stock as of October 1, 2001. Each preferred share purchase right entitles the registered holder to purchase from Laclede Group one one-hundredth of Series A junior participating preferred stock for a purchase price of $90, subject to adjustment. The value of one one-hundredth of a preferred share purchasable upon the exercise of each right should, because of the nature of the preferred shares' dividend, liquidation and voting rights, approximate the value of one common share. The rights expire on October 1, 2011 and may be redeemed by Laclede Group for one cent each at any time before they become exercisable. The rights will not be exercisable or transferable apart from the common stock until ten business days after (i) public announcement that a person or group has acquired beneficial ownership of 20% or more of the common stock, or (ii) commencement, or announcement of an intention to make, a tender offer or exchange for beneficial ownership of 20% or more of the common stock. Following the former event, a right will entitle its holder to purchase, for the purchase price, the number of shares equal to the purchase price divided by one-half of the market price. Alternatively, Laclede Group may exchange each right for one one-hundredth of a preferred share. A total of 19.08 million rights were outstanding on September 30, 2003.

10. REDEEMABLE PREFERRED STOCK

The preferred stock, which is non-voting except in certain circumstances, may be redeemed at the option of the Laclede Gas Board of Directors. The redemption price is equal to par of $25.00 a share.

During 2003, 336 shares of 5% Series B preferred stock were reaquired; in 2002, 16,006 shares of 5% Series B preferred stock were reacquired.

Any default in a sinking fund payment must be cured before Laclede Gas may pay dividends on or acquire any common stock. Sinking fund requirements on preferred stock for the next five years subsequent to September 30, 2003 are $0 in 2004, $.2 million each in 2005 through 2008.

11. LONG-TERM DEBT & TRUST PREFERRED SECURITIES

Maturities on long-term debt, including current portion, for the five fiscal years subsequent to September 30, 2003 are as follows:

2004	-
2005	$25 million
2006	$40 million
2007	–
2008	$40 million

On May 1, 2003, $25 million of 6 1/4% Series First Mortgage Bonds matured and was funded with the sale of commercial paper.

As of September 30, 2003, $270 million of the Laclede Gas shelf registration on Form S-3 remained registered and unissued. The MoPSC authorization for issuing securities registered on Form S-3 expired in September 2003. On July

9, 2003, the Utility filed a request with the MoPSC to extend their authorization for an additional three years. The Commission subsequently extended its authorization through October 31, 2006. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.

On December 16, 2002, Laclede Capital Trust I (Trust), a wholly owned Delaware Statutory trust of Laclede Group, issued $45 million of 7.70% Trust Preferred Securities with a liquidation value of $25 per share due December 1, 2032. These securities can be redeemed on or after December 16, 2007. All of the proceeds from the sale of the Trust Preferred Securities were invested by the Trust in debentures of Laclede Group with the same economic terms as the Trust Preferred Securities. Net proceeds of approximately $43.3 million from the sale of these debentures were used to repay the $42.8 million bank note obtained in January 2002 to fund the acquisition of SM&P, and for other general corporate purposes.

Substantially all of the utility plant of Laclede Gas is subject to the liens of its mortgage. Its mortgage contains provisions that restrict retained earnings from declaration or payment of cash dividends. As of September 30, 2003 and 2002, all of the consolidated retained earnings of Laclede Gas were free from such restrictions.

12. NOTES PAYABLE AND CREDIT AGREEMENTS

In September 2003, Laclede Gas renewed and increased its syndicated line of credit to $250 million for a period of 364 days. Laclede Gas also has supplemental 364-day lines totaling $15 million through April 2004. Subsequent to the end of the fiscal year, a seasonal credit line of $25 million was put in place for the period of October 14, 2003 through February 13, 2004.

Laclede Gas issues commercial paper that is supported by the bank lines of credit. During fiscal year 2003, the Utility's short-term borrowing requirements, which peaked at $229.8 million, were met primarily by the sale of commercial paper, supplemented from time to time by short-term loans from Laclede Group of no more than $15 million. Laclede Gas had $218.2 million in commercial paper outstanding as of September 30, 2003, at a weighted average interest rate of 1.2%, and $118.9 million outstanding as of September 30, 2002, at a weighted average interest rate of 1.9%.

Short-term cash requirements outside of Laclede Gas have been met with internally-generated funds. However, Laclede Group has a $20 million working capital line of credit obtained from U.S. Bank National Association, expiring in June 2004, with interest rates indexed to LIBOR or Prime, to meet short-term liquidity needs of its subsidiaries. In April 2003, the ratings triggers in this line of credit were replaced by a covenant limiting the total debt of Laclede Gas Company to no more than 70% of the utility's total capitalization (as noted above, this ratio stood at 64% on September 30, 2003.) This line has been used to provide a letter of credit of $0.5 million on behalf of SM&P Utility Resources. The letter of credit has not been drawn, nor have there been any other uses of this credit line to date. It may, however, be used for seasonal funding needs of the various subsidiaries from time to time throughout the year.

In December 2002, Laclede Group repaid a bank note in the amount of $42.8 million related to the acquisition of SM&P. The weighted average interest rate during fiscal 2003 was 2.4%.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of financial instruments at September 30, 2003 and 2002 are as follows:

(Thousands)	Carrying Amount	Fair Value
2003:		
Cash and cash equivalents	$ 7,291	$ 7,291
Short-term debt	218,200	218,200
Long-term debt	259,625	290,780
Redeemable preferred stock	1,258	1,258
Trust preferred securities	45,000	48,600
2002:		
Cash and cash equivalents	$ 12,870	$ 12,870
Short-term debt	161,670	161,670
Long-term debt, including current portion	284,545	315,178
Redeemable preferred stock	1,266	1,266

The carrying amounts for cash and cash equivalents and short-term debt approximate fair value due to the short maturity of these investments. Fair value of long-term debt, preferred stock, and trust preferred securities is estimated based on market prices for similar issues.

14. INCOME TAXES

The net provisions for income taxes charged during the years ended September 30, 2003, 2002 and 2001 are as follows:

(Thousands) Years Ended September 30	2003	2002	2001
Included in Statements of Consolidated Income:			
Federal			
Current	$ 2,166	$ 5,510	$ 15,639
Deferred	13,741	5,069	(2,778)
Investment tax credit Adjustments - net	(313)	(319)	(319)
State and local			
Current	1,074	1,071	2,646
Deferred	1,984	916	(357)
Total	$18,652	$ 12,247	$ 14,831

The effective income tax rate varied from the federal statutory income tax rate for each year due to the following:

	2003	2002	2001
Federal income tax statutory rate	35.0%	35.0%	35.0%
State and local income taxes, Net of federal income tax benefits	3.7	3.7	3.3
Certain expenses capitalized on books And deducted on tax return	(2.9)	(4.4)	(2.5)
Taxes related to prior years	(1.3)	1.3	0.3
Other items – net	0.5	(0.2)	(3.3)
Effective income tax rate	35.0%	35.4%	32.8%

The significant items comprising the net deferred tax liability recognized in the Consolidated Balance Sheets as of September 30 are as follows:

(Thousands)	2003	2002
Deferred tax assets:		
Reserves not currently deductible	$ 18,043	$ 15,108
Deferred gas cost	1,602	9,037
Unamortized investment tax credits	3,347	3,544
Other	4,788	4,599
Total deferred tax assets	27,780	32,288
Deferred tax liabilities:		
Relating to utility property	146,854	123,862
Pension	42,500	44,380
Other	11,393	9,119
Total deferred tax liabilities	200,747	177,361
Net deferred tax liability	172,967	145,073
Net deferred tax asset - current	7,631	12,305
Net deferred tax liability - non-current	$180,598	$157,378

15. OTHER INCOME AND INCOME DEDUCTIONS - NET

(Thousands)	2003	2002	2001
Allowance for Funds			
Used During Construction	$ (107)	$ (149)	$ 749
Other Income	1,248	978	2,298
Other Income Deductions	(598)	(151)	(1,630)
Other Income and (Income Deductions) - Net	$ 543	$ 678	$ 1,417

16. INFORMATION BY OPERATING SEGMENT

The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas and is the core business segment of Laclede Group. Laclede Gas is a public utility engaged in the retail distribution of natural gas serving an area in eastern Missouri, with a population of approximately 2.0 million, including the City of St. Louis, St. Louis County, and parts of eight other counties. The Non-Regulated Services segment includes the results of SM&P, an underground locating and marking business operating in the midwestern states, a wholly owned subsidiary of Laclede Group acquired on January 28, 2002. The Non-Regulated Gas Marketing segment includes the results of Laclede Energy Resources, Inc., a wholly owned subsidiary of Laclede Group as a result of the October 1, 2001 restructuring. Previously, LER's operations did not meet the quantitative thresholds to produce a reportable segment. Its operations are included as a reportable segment in the current period, and prior-period segment information has been reclassified. Non-Regulated Other includes the transportation of liquid propane, the sale of insurance related products, real estate development, the compression of natural gas, and financial investments in other enterprises. These operations are conducted through six wholly owned subsidiaries, five of which became subsidiaries of Laclede Group as a result of the restructuring on October 1, 2001, plus Laclede Energy Services, Inc. (LES), a wholly owned subsidiary of Laclede Group that became operational on May 1, 2002 and was dissolved on April 14, 2003. LES performed administrative gas supply and risk management services. The dissolution of LES had no material effect on the financial position or results of operations of Laclede Group. The results of SM&P's operations since January 28, 2002 and the results of LES' operations (while active) are included in Laclede Group's Consolidated Financial Statements. Certain intersegment revenues with Laclede Gas are not eliminated in accordance with the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation."

(Thousands)

	Regulated Gas Distribution	Non-Regulated Services	Non-Regulated Gas Marketing	Non-Regulated Other	Eliminations	Consolidated
FISCAL 2003						
Revenues from External customers	$ 771,334	$ 99,820	$ 143,226	$ 3,984	$ -	$ 1,018,364
Intersegment Revenues	3,438	348	20,635	7,624	(79)	31,966
Total operating Revenues	774,772	100,168	163,861	11,608	(79)	1,050,330
Depreciation & Amortization	22,229	-*	-	-**	-	22,229
Interest charges	23,921	2,995	43	335	(408)	26,886
Income tax Expense/(benefit)	18,009	(1,652)	1,819	476	-	18,652
Net income/(loss) Applicable to common stock	34,277	(3,262)	2,889	681	-	34,585
Total assets	1,111,503	58,640	36,655	47,996	(53,396)	1,201,398
Construction Expenditures	49,926	1,179	-	7	-	51,112
Fiscal 2002						
Revenues from External customers	$ 592,097	$ 93,888	$ 55,944	$ 3,258	$ -	$ 745,187
Intersegment Revenues	-	228	8,854	1,035	(65)	10,052
Total operating Revenues	592,097	94,116	64,798	4,293	(65)	755,239
Depreciation & Amortization	24,215	-*	-	-**	-	24,215
Interest charges	25,105	850	-	33	(179)	25,809
Income tax expense	10,740	1,077	284	146	-	12,247
Net income Applicable to common stock	20,292	1,434	452	138	-	22,316
Total assets	993,490	67,195	19,210	30,226	(19,131)	1,090,990
Construction Expenditures	48,765	4,228	-	6	-	52,999
Fiscal 2001						
Revenues from External customers	$ 923,242	$ -	$ 68,238	$ 3,239	$ -	$ 994,719
Intersegment Revenues	-	-	1,217	6,173	-	7,390
Total operating Revenues	923,242	-	69,455	9,412	-	1,002,109
Depreciation & Amortization	26,193	-	-	-**	-	26,193
Interest charges	28,792	-	-	-	(353)	28,439
Income tax expense	14,170	-	468	193	-	14,831
Net income Applicable to common stock	29,454	-	742	189	-	30,385
Total assets	969,775	-	11,411	27,615	(32,891)	975,910
Construction Expenditures	46,952	-	-	-	-	46,952

- * Depreciation & amortization for Non-Regulated Services is included in Non-Regulated - Services Operating Expenses on the Statements of Consolidated Income (2003, $3.2 million; 2002, $1.9 million).

** Depreciation & amortization for Non-Regulated Other is included in the Non-Regulated – Other Operating Expenses on the Statements of Consolidated Income (2003, $.1 million; 2002, $.2 million; 2001, $.1 million).

In November 2002, two customers notified SM&P that, due to actions they have taken to address workforce management issues, they did not intend to continue to outsource certain functions, which include locating services provided by SM&P, after February and March 2003. One of these customers notified SM&P in January 2003 that it would continue to outsource a portion of its locating services provided by SM&P beyond that timeframe. Revenue from these customers totaled approximately $29 million and $45 million for fiscal 2003 and 2002, respectively. In connection with the reduction in work from these customers, SM&P made reductions in the required levels of personnel, facilities and equipment for which the Company recorded an after-tax charge of approximately $1 million, all of which was expensed during the quarter ended March 31, 2003.

17. COMMITMENTS AND CONTINGENCIES

Laclede Gas estimates fiscal year 2004 utility construction expenditures at approximately $57 million. The lease agreement covering the general office space of Laclede Gas extends through February 2005 with options to renew for up to 15 additional years. The aggregate rental expense for fiscal years 2003, 2002 and 2001 was $847,000, $838,000 and $830,000, respectively. The annual minimum rental payment for fiscal year 2004 is anticipated to be approximately $856,000 with a maximum annual rental payment escalation of $8,800 per year for each year through fiscal 2005. Laclede Gas has other relatively minor rental arrangements that provide for minimum rental payments. Laclede Gas has entered into various operating lease agreements for the rental of vehicles and power operated equipment. The rental costs will be approximately $697,000 in fiscal 2004, $587,000 in fiscal 2005, $426,000 in fiscal 2006, $219,000 in fiscal 2007 and $90,000 in fiscal 2008. Laclede Gas has entered into various contracts, which in the aggregate require it to pay approximately $85 million on an annual basis, at present rate levels, for the reservation of gas supplies and pipeline transmission and storage capacity. These costs are recovered from customers in accordance with the PGA Clause. The contracts have various expiration dates ranging from 2004 to 2011.

SM&P has several operating leases, the aggregate annual cost of which is approximately $5 million, consisting primarily of 12-month operating leases, with renewal options, for vehicles used in its business. Upon acquisition of SM&P, Laclede Group assumed parental guarantees of certain of those vehicle leases. Laclede Group anticipates that the maximum guarantees will not exceed $12 million. SM&P also has lease agreements covering general office space extending through 2007 that resulted in rental expense of $1.2 million during fiscal 2003. Payments will be $.7 million in fiscal 2004, $.3 million in fiscal 2005, $47,000 in fiscal 2006 and $20,000 in fiscal 2007.

Laclede Group had guarantees totaling $1.0 million for performance and payment of certain wholesale gas supply purchases by Laclede Energy Resources, Inc. (the Company's non-utility marketing affiliate), as of September 30, 2003. Laclede Group issued an additional $1.0 million guarantee in November 2003 on behalf of LER.

A consolidated subsidiary is a general partner in an unconsolidated partnership, which invests in real estate partnerships. The subsidiary and third parties are jointly and severally liable for the payment of mortgage loans in the aggregate outstanding amount of approximately $2.7 million incurred in connection with various real estate ventures. Laclede Group has no reason to believe that the other principal liable parties will not be able to meet their proportionate share of these obligations. Laclede Group further believes that the asset values of the real estate properties are sufficient to support these mortgage loans.

Laclede Gas is subject to various environmental laws and regulations that, to date, have not materially affected the Company's financial position and results of operations. As these laws, regulations, and their interpretation evolve, however, additional costs may be incurred.

With regard to a former manufactured gas plant site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of September 30, 2003, Laclede Gas has paid or reserved for these actions. If regulators require additional actions or assert additional claims, Laclede Gas will incur additional costs.

Laclede Gas enrolled a second former manufactured gas plant site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides opportunities to minimize the scope and cost of site cleanup while maximizing possibilities for site development. This site is located in and is presently owned by the City of St. Louis, Missouri. The City of St. Louis has separately authorized a developer to prepare both a Remedial Action Plan (RAP), for submission to the VCP, and a site development plan. Laclede Gas is engaged in ongoing meetings with the developer to determine what role, if any, it might play in these efforts. Laclede Gas continues to evaluate other options as well, including, but not limited to, the submission of its own RAP to the VCP. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting may be approximately $650,000. Currently, Laclede Gas has paid or reserved for these actions. Laclede has requested that other former site owners and operators share in these costs and one party has agreed to participate and has reimbursed Laclede Gas to date for $173,000. Laclede Gas anticipates additional reimbursement from this party. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties if practicable.

Costs incurred are charged to expense or capitalized in accordance with generally accepted accounting principles. A predetermined level of expense is recovered through Laclede Gas' rates.

Laclede Gas has been advised that a third former manufactured gas plant site may require remediation. Laclede Gas does not and for many years has not owned this site. At this time it is not clear whether Laclede Gas will incur any costs in connection with environmental investigations or remediation at the site, and if it does incur any costs, what the amount of those costs would be.

While the scope of costs relative to the Shrewsbury site will not be significant, the scope of costs relative to the other sites is unknown and may be material. Laclede Gas has notified its insurers that it seeks reimbursement of its costs at these three manufactured gas plant sites. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. With regard to the Shrewsbury site, denials of coverage are not expected to have any material impact on the financial position and results of operations of Laclede Gas. With regard to the other two sites, since the scope of costs are unknown and may be significant, denials of coverage may have a material impact on the financial position and results of operations of Laclede Gas. Such costs, if incurred, have typically been subject to recovery in rates.

On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal 2001. In its recommendation, the Staff proposed to disallow approximately $4.9 million in pre-tax gains achieved by Laclede Gas in its incentive-based Price Stabilization Program. This Program was discontinued at the end of the 2001-2002 heating season. Laclede Gas believes that Staff's position lacks merit and has vigorously opposed the adjustment in proceedings before the MoPSC, including a formal hearing that was held on this matter in February 2003. Nevertheless, on April 29, 2003, the MoPSC decided by a 3-2 vote to disallow the $4.9 million in pre-tax gains achieved by Laclede Gas, and directed Laclede Gas to flow through such amount to its ratepayers in its November 2003 PGA filing. On June 19, 2003, Laclede Gas appealed the MoPSC's decision to the Cole County Circuit Court. On October 10, 2003, the Circuit Court issued an order staying the MoPSC's decision requiring Laclede Gas to flow through the $4.9 million to customers. Pursuant to the Stay Order, Laclede Gas will instead pay the $4.9 million into the Court's registry pending a final judicial determination of the Utility's entitlement to such amounts. On November 5, 2003, the Circuit Court of Cole County, Missouri, issued its Order and Judgment vacating and setting aside the Commission's decision on the grounds that it was unlawful and not supported by competent and substantial evidence on the record. The Court's Order and Judgment becomes final 30 days after the date it was issued, at which time it will be subject to appeal.

Laclede Group and its subsidiaries are involved in litigation, claims, and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes the final outcome will not have a material adverse effect on the consolidated financial position and results of operations reflected in the financial statements presented herein.

18. INTERIM FINANCIAL INFORMATION (UNAUDITED)

In the opinion of Laclede Group, the quarterly information presented below for fiscal years 2003 and 2002 includes all adjustments (consisting of only normal recurring accruals) necessary for a fair statement of the results of operations for such periods. Variations in consolidated operations reported on a quarterly basis primarily reflect the seasonal nature of the business of Laclede Gas.

(Thousands, Except Per Share Amounts) Three Months Ended	Dec. 31	March 31	June 30	Sept. 30
2003				
Total operating revenues	$280,171	$422,179	$186,595	$161,385
Operating income (loss)	29,233	42,888	9,123	(1,602)
Net income (loss) applicable to co common stock	15,095	21,570	2,022	(4,102)
Earnings (loss) per share of common stock	$.80	$1.14	$.11	$(.21)

Three Months Ended	Dec. 31	March 31	June 30	Sept. 30
2002				
Total operating revenues	$194,644	$287,463	$147,260	$125,872
Operating income (loss)	17,316	40,459	3,963	(1,976)
Net income (loss) applicable to common stock	7,719	20,738	(910)	(5,231)
Earnings (loss) per share of common stock	$.41	$1.10	$.(05)	$(.28)

Since its acquisition on January 28, 2002, SM&P's seasonal operations (which are counter-seasonal to those of Laclede Gas), impacted the consolidated earnings per share presented by:

Quarter Ended	Fiscal 2002
March 31	$(.10)
June 30	$ .11
September 30	$ .07

Quarter Ended	Fiscal 2003
December 31	$(.01)
March 31	$(.22)
June 30	$ .05
September 30	$ .01

Laclede Gas Company's Consolidated Financial Statements and Notes to Consolidated Financial Statements are included in Exhibit 99.1.

Item 9. Changes in and Disagreements on Accounting and Financial Disclosure

There have been no disagreements on accounting and financial disclosure with Laclede's outside auditors that are required to be disclosed.

Item 9A. Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15e and Rule 15d-15e under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

There have been no changes in our internal control over financial reporting that occurred during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our control over financial reporting.

Item 10. Directors and Executive Officers of the Registrant

The information concerning directors required by this item is set forth in the Company's proxy statement dated December 22, 2003 under the headings "Corporate Governance," "Information about the Nominees and Directors," The Board of Directors and Committees of the Board," and "Section 16(a) Beneficial Ownership Reporting Compliance" and are incorporated herein by reference.

The information concerning executive officers required by this item is reported in Part I of this Form 10-K.

The Board of Directors has approved a Financial Code of Ethics that covers the Chief Executive Officer and certain of the Company's senior financial officers, including but not limited to, the Company's Chief Financial Officer, Vice President – Finance, Controller, principal accounting officer or officers of the Company serving in a finance, accounting, treasury, or tax role. This code is posted on our website.

The corporate governance guidelines, charters for the audit, corporate governance and compensation committees, and code of business conduct, are available on our website, and a copy will be sent to any shareholder who requests a copy.

Item 11. Executive Compensation

The information required by this item is set forth in the Company's proxy statement dated December 22, 2003 under the headings "Compensation of Directors," "Summary Compensatory Table," "Option Grants in Fiscal 2003," "Total Options Exercised in Fiscal 2003 and Year-end Value," "Long-Term Incentive Plans – Awards in Last Fiscal Year," "Pension Plan" and "Other Plans" and are incorporated herein by reference but the information under the captions "Compensation Committee Report Regarding Executive Compensation" and "Performance Graph" in such proxy statement are expressly NOT incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information required by this item is set forth in the Company's proxy statement dated December 22, 2003 under the heading "Beneficial Ownership of Laclede Group Common Stock" and is incorporated herein by reference.

The following table sets forth aggregate information regarding the Company's equity compensation plans as of September 30, 2003:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	211,350	$23.27	1,088,650
Equity compensation plans not approved by security holders (2)	-	-	-
Total	211,350	$23.27	1,088,650

(1) Includes the Company's Equity Plan and Restricted Stock Plan for Non-Employee Directors. Included in column (a) are 2,350 shares awarded under the Restricted Stock Plan. These shares were disregarded for purposes of computing the weighted-average exercise price in column (b). Included in column (c) are 47,650 shares remaining available to award under the Restricted Stock Plan. Shares for the Restricted Stock Plan are not original issue shares but are purchased by the Plan's trustee in the open market.

Information regarding the Equity Plan is set forth in Note 1 of the Notes to Consolidated Financial Statements in this report.

Item 13. Certain Relationships and Related Transactions

There were no transactions required to be disclosed pursuant to this item.

Item 14. Principal Accounting Fees and Services

Information required by this item is set forth in the Company's proxy statement dated December 22, 2003 under the headings "Fees of Independent Accountant" and "Policy Regarding the Approval of Independent Auditor Provision of Audit and Non-Audit Services" and are incorporated herein by reference.

Part IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) 1. Financial Statements:	2003 10-K Page
The Laclede Group, Inc.:	
For Years Ended September 30, 2003, 2002 and 2001:	
Statements of Consolidated Income	29
Statements of Consolidated Comprehensive Income	30
Consolidated Statements of Common Shareholders' Equity	34
Statements of Consolidated Cash Flows	35
As of September 30, 2003 & 2002:	
Consolidated Balance Sheets	31
Statements of Consolidated Capitalization	33
Notes to Financial Statements:	
The Laclede Group, Inc.	36
Independent Auditors' Report	27
Management Report	28
Laclede Gas Company:	
For Years Ended September 30, 2003, 2002 and 2001:	
Statements of Income	Ex. 99.1, p. 14
Statements of Comprehensive Income	Ex. 99.1, p. 15
Consolidated Statements of Common Shareholders' Equity	Ex. 99.1, p. 19
Statements of Cash Flows	Ex. 99.1, p. 20
As of September 30, 2003 & 2002:	
Balance Sheets	Ex. 99.1, p. 16
Statements of Capitalization	Ex. 99.1, p. 18
Notes to Financial Statements:	
Laclede Gas Company	Ex. 99.1, p. 21
Independent Auditors' Report	Ex. 99.1, p. 12
Management Report	Ex. 99.1, p. 13

2. Supplemental Schedules

II - Reserves - Laclede Group	62
II - Reserves - Laclede Gas	63

Schedules not included have been omitted because they are not applicable or the required data has been included in the financial statements or notes to financial statements.

3. Exhibits

Incorporated herein by reference to Index to Exhibits, page 64.

Item 15(a)(3) See the marked exhibits in the Index to Exhibits, page 64.

(b) Laclede and the Company submitted one report on Form 8-K during the last quarter of fiscal year 2003.

On July 24, 2003, Laclede and the Company submitted a Form 8-K reporting under Items 9 and 12 the issuance of a press release announcing third quarter earnings.

(c) Incorporated herein by reference to Index to Exhibits, page 64.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE LACLEDE GROUP, INC.

November 20, 2003

By /s/ Barry C. Cooper
Barry C. Cooper
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date	Signature	Title
11/20/03	/s/ Douglas H. Yaeger Douglas H. Yaeger	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
11/20/03	/s/ Barry C. Cooper Barry C. Cooper	Chief Financial Officer (Principal Financial and Accounting Officer)
11/20/03	/s/ Arnold W. Donald Arnold W. Donald	Director
11/20/03	/s/ Henry Givens, Jr. Henry Givens, Jr.	Director
11/20/03	/s/ C. Ray Holman C. Ray Holman	Director
11/20/03	/s/ Robert C. Jaudes Robert C. Jaudes	Director
11/20/03	/s/ W. Stephen Maritz W. Stephen Maritz	Director
11/20/03	/s/ William E. Nasser William E. Nasser	Director
11/20/03	/s/ Robert P. Stupp Robert P. Stupp	Director
11/20/03	/s/ Mary Ann Van Lokeren Mary Ann Van Lokeren	Director

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LACLEDE GAS COMPANY

November 20, 2003

By /s/ Barry C. Cooper
Barry C. Cooper
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date	Signature	Title
11/20/03	/s/ Douglas H. Yaeger Douglas H. Yaeger	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
11/20/03	/s/ Barry C. Cooper Barry C. Cooper	Director, Chief Financial Officer (Principal Financial and Accounting Officer)
11/20/03	/s/ Mark D. Waltermire Mark D. Waltermire	Director, Vice President Operations & Marketing
11/20/03	/s/ Kenneth J. Neises Kenneth J. Neises	Director, Executive Vice President Energy & Administrative Services

SCHEDULE II
THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES
RESERVES
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001

COLUMN A DESCRIPTION	COLUMN B BALANCE AT BEGINNING OF PERIOD	COLUMN C ADDITIONS TO INCOME	 CHARGED TO OTHER ACCOUNTS	COLUMN D DEDUCTIONS FROM RESERVES	COLUMN E BALANCE AT CLOSE OF PERIOD
			(Thousands of Dollars)		
YEAR ENDED SEPTEMBER 30, 2003: DOUBTFUL ACCOUNTS	$ 4,532	$ 10,830	$ 5,926 (a)	$ 14,107 (b)	$ 7,181
MISCELLANEOUS:					
Injuries and property damage	$ 8,091	$ 6,072	$ -	$ 7,271	$ 6,892
Deferred compensation	10,429	1,735	-	1,273	10,891
TOTAL	$18,520	$ 7,807	$ -	$ 8,544	$17,783
YEAR ENDED SEPTEMBER 30, 2002: DOUBTFUL ACCOUNTS	$ 9,216	$ 6,640 (d)	$ 7,309 (a)	$18,633 (b)	$ 4,532
MISCELLANEOUS:					
Injuries and property damage	$ 3,423	$11,474 (d)	$ -	$ 6,806 (c)	$ 8,091
Deferred compensation	10,092	1,329	-	992	10,429
TOTAL	$13,515	$ 12,803	$ -	$ 7,798	$18,520
YEAR ENDED SEPTEMBER 30, 2001: DOUBTFUL ACCOUNTS	$ 6,058	$ 8,602	$ 4,641 (a)	$10,085 (b)	$ 9,216
MISCELLANEOUS:					
Injuries and property damage	$ 3,314	$ 1,825	$ -	$ 1,716 (c)	$ 3,423
Deferred compensation	9,614	1,415	-	937	10,092
TOTAL	$12,928	$ 3,240	$ -	$ 2,653	$13,515

(a) Accounts reinstated, cash recoveries, etc.
(b) Accounts written off.
(c) Claims settled, less reimbursements from insurance companies.
(d) Includes addition of SM&P's reserve balances at January 28, 2002.

SCHEDULE II
LACLEDE GAS COMPANY AND SUBSIDIARY COMPANIES
RESERVES
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E
DESCRIPTION	BALANCE AT BEGINNING OF PERIOD	ADDITIONS TO INCOME	CHARGED TO OTHER ACCOUNTS	DEDUCTIONS FROM RESERVES	BALANCE AT CLOSE OF PERIOD
			(Thousands of Dollars)		
YEAR ENDED SEPTEMBER 30, 2003:					
DOUBTFUL ACCOUNTS	$ 3,718	$ 10,613	$ 5,926 (a)	$13,418 (b)	$ 6,839
MISCELLANEOUS:					
Injuries and property damage	$ 3,176	$ 3,006	$ -	$ 2,255	$ 3,927
Deferred compensation	10,429	1,735	-	1,273	10,891
TOTAL	$13,605	$ 4,741	$ -	$ 3,528	$14,818
YEAR ENDED SEPTEMBER 30, 2002:					
DOUBTFUL ACCOUNTS	$ 9,216	$ 5,827 (d)	$ 7,309 (a)	$18,634 (b)	$ 3,718
MISCELLANEOUS:					
Injuries and property damage	$ 3,423	$ 2,855 (d)	$ -	$ 3,102 (c)	$ 3,176
Deferred compensation	10,092	1,329	-	992	10,429
TOTAL	$13,515	$ 4,184	$ -	$ 4,094	$13,605
YEAR ENDED SEPTEMBER 30, 2001:					
DOUBTFUL ACCOUNTS	$ 6,058	$ 8,602	$ 4,641 (a)	$10,085 (b)	$ 9,216
MISCELLANEOUS:					
Injuries and property damage	$ 3,314	$ 1,825	$ -	$ 1,716 (c)	$ 3,423
Deferred compensation	9,614	1,415	-	937	10,092
TOTAL	$12,928	$ 3,240	$ -	$ 2,653	$13,515

(a) Accounts reinstated, cash recoveries, etc.
(b) Accounts written off.
(c) Claims settled, less reimbursements from insurance companies.
(d) Includes elimination of subsidiary provision due to October 1, 2001 restructuring.

INDEX TO EXHIBITS

Exhibit No.	
2.01* -	Agreement and Plan of Merger and Reorganization, filed as Appendix A to proxy statement/prospectus contained in the Company's registration statement on Form S-4, No. 333-48794.
3.01(i)* -	Laclede's Restated Articles of Incorporation effective March 18, 2002; filed as exhibit 3.3 to Form 8-K filed May 29, 2002.
3.01(ii)* -	Bylaws of Laclede effective January 18, 2002; filed as exhibit 3.4 to Laclede's Form 8-K filed May 29, 2002.
3.02(i)* -	The Company's Articles of Incorporation, filed as Appendix B to the proxy statement/prospectus contained in the Company's registration statement on Form S-4, No. 333-48794.
3.02(ii)* -	The Company's Bylaws as amended August 22, 2002, filed as exhibit 1 to the Company's Form 8-K filed October 4, 2002.
4.01* -	Mortgage and Deed of Trust, dated as of February 1, 1945; filed as exhibit 7-A to registration statement No. 2-5586.
4.02* -	Fourteenth Supplemental Indenture, dated as of October 26, 1976; filed on June 26, 1979 as exhibit b-4 to registration statement No. 2-64857.
4.03* -	Seventeenth Supplemental Indenture, dated as of May 15, 1988; filed as exhibit 28(a) to the registration statement No. 33-38413.
4.04* -	Eighteenth Supplemental Indenture, dated as of November 15, 1989; filed as exhibit 28(b) to the registration statement No. 33-38413.
4.05* -	Nineteenth Supplemental Indenture, dated as of May 15, 1991; filed on May 16, 1991 as exhibit 4.01 to Laclede's Form 8-K.
4.06* -	Twentieth Supplemental Indenture, dated as of November 1,1992; filed on November 4, 1992 as exhibit 4.01 to Laclede's Form 8-K.
4.07* -	Twenty-Second Supplemental Indenture dated as of November 15, 1995; filed on December 8, 1995 as exhibit 4.01 to Laclede's Form 8-K.
4.08* -	Twenty-Third Supplemental Indenture dated as of October 15, 1997; filed on November 6, 1997 as exhibit 4.01 to Laclede's Form 8-K.
4.09* -	Twenty-Fourth Supplemental Indenture dated as of June 1, 1999, filed on June 4, 1999 as exhibit 4.01 to Laclede's Form 8-K.

*Incorporated herein by reference and made a part hereof. Laclede's File No. 1-1822; the Company's File No. 1-16681.

Bold items reflect management, contract or compensatory plan or arrangement.

INDEX TO EXHIBITS

Exhibit No.		
4.10*	-	Twenty-Fifth Supplemental Indenture dated as of September 15, 2000, filed on September 27, 2000 as exhibit 4.01 to Laclede's Form 8-K.
4.11*	-	Twenty-Sixth Supplemental Indenture dated as of June 15, 2001, filed on July 6, 2001 as exhibit 4.01 to Laclede's Form 8-K.
4.12*	-	Certificate of Trust of Laclede Capital Trust I, dated April 4, 2002, filed as exhibit 4.3 to the Company's registration statement on Form S-3 (No. 333-86722).
4.13*	-	Declaration of Trust of Laclede Capital Trust I, dated April 4, 2002, filed as exhibit 4.4 to the Company's registration statement on Form S-3 (No. 333-86722).
4.14*	-	Amended and Restated Declaration of Trust dated December 16, 2002, filed as exhibit 1 to Company's Form 8-K dated December 16, 2002.
4.15*	-	Common Securities Guarantee Agreement dated December 16, 2002, filed as exhibit 2 to Company's Form 8-K dated December 16, 2002.
4.16*	-	Preferred Securities Guarantee Agreement dated December 16, 2002, filed as exhibit 3 to Company's Form 8-K dated December 16, 2002.
4.17*	-	Indenture for Subordinated Debt Securities dated December 16, 2002, filed as exhibit 4 to Company's Form 8-K dated December 16, 2002.
4.18*	-	First Supplemental Indenture dated December 16, 2002, filed as exhibit 5 to Company's Form 8-K dated December 16, 2002.
4.19*	-	Laclede Gas Company Board of Directors' Resolution dated August 28, 1986 which generally provides that the Board may delegate its authority in the adoption of certain employee benefit plan amendments to certain designated Executive Officers; filed as exhibit 4.12 to Laclede's 1991 10-K.
4.19a	-	Company Board of Directors' Resolutions dated March 27, 2003, updating authority delegated pursuant to August 28, 1986 Laclede Gas Company resolutions.
4.20*	-	Rights Agreement dated as of April 3, 1996; filed on April 3, 1996 as exhibit 1 to Laclede's Form 8-A.
4.21*		Rights Agreement dated as of October 1, 2001; filed as exhibit 4 to the Company's Form 8-A on September 6, 2001.

*Incorporated herein by reference and made a part hereof. Laclede's File No. 1-1822; the Company's File No. 1-16681.

Bold items reflect management, contract or compensatory plan or arrangement.

INDEX TO EXHIBITS

Exhibit No.		
10.01*	-	**Laclede Incentive Compensation Plan, as amended; filed as exhibit 10.03 to Laclede's 1989 10-K.**
10.01a*	-	**Amendment adopted by the Board of Directors on July 26, 1990 to the Incentive Compensation Plan; filed as exhibit 10.02a to Laclede's 1990 10-K.**
10.01b*	-	**Amendments adopted by the Board of Directors on August 23, 1990 to the Incentive Compensation Plan; filed as exhibit 10.02b to Laclede's 1990 10-K.**
10.01c*	-	**Amendments to Laclede's Incentive Compensation Plan, effective January 26, 1995; filed as exhibit 10.3 to Laclede's 10-Q for the fiscal quarter ended March 31, 1995.**
10.02*	-	**Senior Officers' Life Insurance Program of Laclede, as amended; filed as exhibit 10.03 to Laclede's 1990 10-K.**
10.02a*	-	**Certified copy of resolutions of Laclede's Board of Directors adopted on June 27, 1991 amending the Senior Officers' Life Insurance Program; filed as exhibit 10.01 to Laclede's 10-Q for the fiscal quarter ended June 30, 1991.**
10.02b*	-	**Certified copy of resolutions of Laclede's Board of Directors adopted on January 28, 1993 amending the Senior Officers' Life Insurance Program; filed as exhibit 10.03 to Laclede's 10-Q for the fiscal quarter ended March 31, 1993.**
10.03*	-	**Laclede Gas Company Supplemental Retirement Benefit Plan, as amended and restated effective July 25, 1991; filed as exhibit 10.05 to Laclede's 1991 10-K.**
10.04*	-	**Laclede Gas Company Deferred Compensation Plan for Non-Employee Directors dated March 26, 1981; filed as exhibit 10.12 to Laclede's 1989 10-K.**
10.04a*	-	**First Amendment to Laclede's Deferred Compensation Plan for Non-Employee Directors, adopted by the Board of Directors on July 26, 1990; filed as exhibit 10.09a to Laclede's 1990 10-K.**
10.04b*	-	**Amendment to Laclede's Deferred Compensation Plan for Non-Employee Directors, adopted by the Board of Directors on August 27, 1992; filed as exhibit 10.09b to Laclede's 1992 10-K.**

* Incorporated herein by reference and made a part hereof. Laclede's File No. 1-1822; the Company's File No. 1-16681.

Bold items reflect management, contract or compensatory plan or arrangement.

INDEX TO EXHIBITS

Exhibit No.		
10.05*	-	Transportation Service Agreement For Rate Schedule FSS, Contract #3147 between Mississippi River Transmission Corporation ("MRT") and Laclede effective May 1, 2002; filed as exhibit 10.1 to Laclede's 10-Q for the fiscal quarter ended June 30, 2002.
10.05a*	-	Transportation Service Agreement for Rate Schedule FTS, Contract #3310 between Laclede and MRT effective May 1, 2002; filed as exhibit 10.2 to Laclede's 10-Q for the fiscal quarter ended June 30, 2002.
10.05b*	-	Transportation Service Agreement for Rate Schedule FTS, Contract #3311, between Laclede and MRT effective May 1, 2002; filed as exhibit 10.3 to Laclede's 10-Q for the fiscal quarter ended June 30, 2002.
10.06*	**-**	**Amendment and Restatement of Retirement Plan for Non-Employee Directors as of November 1, 2002; filed as exhibit 10.08c to the Company's 10-K for the fiscal year ended September 30, 2002.**
10.07*	**-**	**Salient Features of the Laclede Gas Company Deferred Income Plan for Directors and Selected Executives, including amendments adopted by the Board of Directors on July 26, 1990; filed as exhibit 10.12 to the Laclede's 1991 10-K.**
10.07a*	**-**	**Amendment to Laclede's Deferred Income Plan for Directors and Selected Executives, adopted by the Board of Directors on August 27, 1992; filed as exhibit 10.12a to Laclede's 1992 10-K.**
10.08*	**-**	**Form of Indemnification Agreement between Laclede and its Directors and Officers; filed as exhibit 10.13 to Laclede's 1990 10-K.**
10.09*	**-**	**Laclede Gas Company Management Continuity Protection Plan, as amended, effective at the close of business on January 27, 1994, by the Board of Directors; filed as exhibit 10.1 to Laclede's 10-Q for the fiscal quarter ended March 31, 1994.**
10.10*	**-**	**2002 Restricted Stock Plan for Non-Employee Directors as of November 1, 2002; filed as exhibit 10.12d to the Company's Form 10-K for the fiscal year ended September 30, 2002.**
10.11*	**-**	**Salient Features of the Laclede Gas Company Deferred Income Plan II for Directors and Selected Executives adopted by the Board of Directors on September 23, 1993; filed as exhibit 10.17 to Laclede's 1993 10-K.**

* Incorporated herein by reference and made a part hereof. Laclede's File No. 1-1822; the Company's File No. 1-16681.

Bold items reflect management, contract or compensatory plan or arrangement.

INDEX TO EXHIBITS

Exhibit No.		
10.12*	-	Revolving Credit Agreement between the Company and U.S. Bank National Association dated June 13, 2002; filed as exhibit 10.4 to the Company's 10-Q for the quarter ended June 30, 2002.
10.12a*	-	April 16, 2003 First Amendment to Revolving Credit Agreement between The Laclede Group, Inc. and U. S. Bank; filed as exhibit 10.4 to the Company's Form 10-Q for the quarter ended June 30, 2003.
10.12b*	-	June 12, 2003 Second Amendment to Revolving Credit Agreement between The Laclede Group, Inc. and U. S. Bank; filed as exhibit 10.5 to the Company's Form 10-Q for the quarter ended June 30, 2003.
10.13*	**-**	**Severance Benefits Agreement dated as of July 31, 2000 between Laclede Gas Company and D.H. Yaeger; filed as exhibit 10.21 to Laclede's 2000 Form 10-K.**
10.14*	-	Loan Agreement dated September 16, 2002 for Laclede with U.S. Bank National Association as administrative agent for participating banks; filed as exhibit 2 to Company's Form 8-K filed October 4, 2002.
10.14a	-	First Amendment to Loan Agreement dated as of September 15, 2003.
10.15*	**-**	**The Laclede Group, Inc. Management Bonus Plan; filed as exhibit 10.20 to the Company's Form 10-K for the year ended September 30, 2002.**
10.16*	-	Stock Purchase Agreement between NiSource Inc. and The Laclede Group, Inc.; filed as exhibit 10.21 to the Company's Form 10-K for the year ended September 30, 2002.
10.17*	**-**	**The Laclede Group, Inc. 2002 Equity Incentive Plan; filed as exhibit 10.22 to the Company's Form 10-K for the year ended September 30, 2002.**
10.17a*	**-**	**Form of Non-Qualified Stock Option Award Agreement under The Laclede Group Equity Incentive Plan, filed as exhibit 10.02 to the Company's Form 10-Q for the quarter ended March 31, 2003.**
10.18*	-	Lease between Laclede Gas Company, as Lessee and First National Bank in St. Louis, Trustee, as Lessor; filed as exhibit 10.23 to the Company's Form 10-K for the year ended September 30, 2002.
12	-	Ratio of Earnings to Fixed Charges.
21	-	Subsidiaries of the Registrant.
23	-	Consent of Independent Public Accountants.
31	-	Certificates under Rule 13a-14(a) of the CEO and CFO of The Laclede Group, Inc. and Laclede Gas Company.

* Incorporated herein by reference and made a part hereof. Laclede's File No. 1-1822; the Company's File No. 1-16681.

Bold items reflect management, contract or compensatory plan or arrangement.

INDEX TO EXHIBITS

Exhibit No.		
32	-	Section 1350 Certifications under Rule 13a-14(b) of the CEO and CFO of The Laclede Group, Inc. and Laclede Gas Company.
99.1	-	Laclede Gas Company – Selected Financial Data, Management's Discussion and Analysis of Financial Condition and Results of Operations, Notes to Financial Statements, Independent Auditors' Report, and Management Report.

*Incorporated herein by reference and made a part hereof. Laclede's File No. 1-1822; the Company's File No. 1-16681.

Bold items reflect management, contract or compensatory plan or arrangement.

Exhibit 31

CERTIFICATION

I, Douglas H. Yaeger, certify that:

1. I have reviewed this annual report on Form 10-K of The Laclede Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) THIS PARAGRAPH INTENTIONALLY OMITTED AS PERMITTED IN RELEASE NO. 34-47986.

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: 11/18/03

Signature: /s/ Douglas H. Yaeger
Douglas H. Yaeger
Chairman of the Board,
President and Chief
Executive Officer

CERTIFICATION

I, Barry C. Cooper, certify that:

1. I have reviewed this annual report on Form 10-K of The Laclede Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) THIS PARAGRAPH INTENTIONALLY OMITTED AS PERMITTED IN RELEASE NO. 34-47986.

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: 11/18/03

Signature: /s/ Barry C. Cooper
Barry C. Cooper
Chief Financial Officer

Exhibit 32

Section 1350 Certification

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, I, Douglas H. Yaeger, Chairman of the Board, President and Chief Executive Officer of The Laclede Group, Inc., hereby certify that

(a) To the best of my knowledge, the accompanying report on Form 10-K for the year ended September 30, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(b) To the best of my knowledge, the information contained in the accompanying report on Form 10-K for the year ended September 30, 2003 fairly presents, in all material respects, the financial condition and results of operations of The Laclede Group, Inc.

Date: 11/18/03

/s/ Douglas H. Yaeger
Douglas H. Yaeger
Chairman of the Board, President
and Chief Executive Officer

Section 1350 Certification

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, I, Barry C. Cooper, Chief Financial Officer of The Laclede Group, Inc. hereby certify that

(a) To the best of my knowledge, the accompanying report on Form 10-K for the year ended September 30, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(b) To the best of my knowledge, the information contained in the accompanying report on Form 10-K for the year ended September 30, 2003 fairly presents, in all material respects, the financial condition and results of operations of The Laclede Group, Inc.

Date: 11/18/03

/s/ Barry C. Cooper
Barry C. Cooper
Chief Financial Officer

Shareholder Information

Annual Meeting
The annual meeting of shareholders of The Laclede Group will be held at Marriott's Pavilion Hotel, One Broadway, St. Louis, Missouri, 10 a.m. Thursday, January 29, 2004. In connection with this meeting, proxies will be solicited by the management of the Company. A notice of the meeting, together with a proxy statement and a form of proxy, will be mailed on or about December 22, 2003 to shareholders of record December 1, 2003.

Transfer Agent and Registrar
The transfer agent and registrar for The Laclede Group's common stock and Laclede Gas Company's preferred stock, series B and C, is:

UMB Bank National Association
Securities Transfer Division
P.O. Box 410064
Kansas City, Missouri 64141-0064
1-800-884-4225

$1 Par Common Stock listed
on New York Stock Exchange

Executive Offices
720 Olive Street
St. Louis, Missouri 63101
Telephone: (314) 342-0500

Dividend Reinvestment and Stock Purchase Plan
The Company's Dividend Reinvestment and Stock Purchase Plan provides common shareholders the opportunity to purchase additional common stock by automatically reinvesting dividends and by making additional cash payments. Shareholders who are interested in obtaining more information, including an enrollment card, may write or call:

UMB Bank National Association
Securities Transfer Division
P.O. Box 410064
Kansas City, Missouri 64141-0064
1-800-884-4225

Public Information and SEC Filings
Please visit us at our website, www.thelacledegroup.com, for our latest news and earnings.

We make available all of our filings that are made electronically with the SEC, including Forms 10-K, 10-Q and 8-K. Also available as exhibit 99.1 to our 10-Ks and 10-Qs are Laclede Gas Company's separate financial statements. To access these filings, go to the company's website and click on "Investor Services," then click on "SEC Filings."

Otherwise, you can obtain public information, including SEC filings and annual reports, by writing:

The Laclede Group, Inc.
Corporate Secretary's Office
720 Olive Street
St. Louis, MO 63101

Common Stock Market and Dividend Information — *NYSE: LG*

FISCAL 2003	PRICE RANGE (high)	PRICE RANGE (low)	DIVIDENDS DECLARED
1st Quarter	24.84	21.79	$.33 1/2
2nd Quarter	24.90	21.85	$.33 1/2
3rd Quarter	27.75	23.10	$.33 1/2
4th Quarter	28.70	24.85	$.33 1/2

FISCAL 2002	PRICE RANGE (high)	PRICE RANGE (low)	DIVIDENDS DECLARED
1st Quarter	25.30	22.60	$.33 1/2
2nd Quarter	24.90	22.00	$.33 1/2
3rd Quarter	24.88	22.00	$.33 1/2
4th Quarter	25.00	19.00	$.33 1/2

The Laclede Group

720 Olive Street St. Louis, Missouri 63101 www.thelacledegroup.com